NOTICE TO READER

The technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada" (the "Technical Report") was originally filed on SEDAR on March 31, 2015. The Technical Report is being re-filed in order to correct certain typographical errors in Table 22-1 (page 192) and Table 22-2 (pages 192-193). The changes to Table 22-1 were made in order to: (i) correct the headers of the columns, which incorrectly referred to the years 2015 through 2018, rather than 2014 through 2017, as reflected in the attached Technical Report, and (ii) to correct the total amount for the line item "Total Revenue". The changes to Table 22-2 were made to correct the headers of the columns, which incorrectly referred to the years 2015 through 2019, rather than 2014 through 2018, as reflected in the attached Technical Report. Other than the changes noted above, and a note in the first paragraph of Section 2 noting these changes, the Technical Report remains the same in all respects.

Practical Mining LLC	April 2, 2015

PREPARED FOR:

KLONDEX MINES LTD.
1055 WEST HASTINGS STREET
SUITE 2200
VANCOUVER, BC V6E 2E9

PREPARED BY:

MARK ODELL, P.E.
LAURA SYMMES, SME
SARAH BULL, P.E.
KARL SWANSON, M ENG., SME

EFFECTIVE DATE:
AUGUST 31, 2014

AMENDED DATE:
APRIL 2, 2015

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Elko County, Nevada

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Date and Signature Page
The undersigned prepared this Technical Report (Technical Report), titled: “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada,” amended the 2nd day of April, 2015, with an effective date of August 31, 2014, in support of the public disclosure of mineral resource and mineral reserve estimates for the Midas Project. The format and content of the Technical Report have been prepared in accordance with Form 43-101F1 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Dated April 2, 2015

Signed “Mark Odell”	No. 13708, Nevada
Mark Odell, P.E.	SME No. 2402150
Practical Mining LLC	(Sealed)
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345-3718
Email: markodell@practicalmining.com

Signed “Laura Symmes”	SME No. 4196936
Laura Symmes	(Sealed)
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345-3718
Email: laurasymmes@practicalmining.com

Signed “Sarah Bull”	No. 22797, Nevada
Sarah Bull, P.E.	(Sealed)
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
775-304-5836
Email: sarahbull@practicalmining.com

Signed “Karl T. Swanson”	AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, AusIMM	SME No. 4043076
PO Box 86	(Sealed)
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com

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Elko County, Nevada

Table of Contents

Date and Signature Page			iii
Table of Contents			iv
List of Tables			ix
List of Figures			xi
List of Abbreviations			xv
1.	Summary		16
	1.1.	Property Description	16
	1.2.	Geology	16
	1.3.	History	17
	1.4.	Project Status	17
	1.5.	Mineral Resource Estimate	18
	1.6.	Mineral Reserve Estimate	21
	1.7.	Cash Flow and Economic Analysis	21
	1.8.	Conclusions	22
	1.9.	Recommendations	23
2.	Introduction		24
	2.1.	Terms of Reference and Purpose of this Technical Report	24
	2.2.	Qualification of the Authors	24
	2.3.	Sources of Information	25
	2.4.	Units of Measure	25
	2.5.	Coordinate Datum	26
3.	Reliance on Other Experts		27
4.	Property Description and Location		28
	4.1.	Property Description	28
	4.2.	Property Location	28
	4.3.	Status of Mineral Titles	30
	4.4.	Royalties	35
	4.5.	Location of Mineralization	39
5.	Infrastructure		41

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	5.1.	Access to the Midas Mine	41
	5.2.	Climate	42
	5.3.	Vegetation	42
	5.4.	Physiography	42
	5.5.	Local Resources and Infrastructure	42
6.	History		44
	6.1.	Exploration History	44
	6.2.	Production History	44
	6.3.	Historical Mineral Reserve and Mineral Resource Estimates	45
7.	Geological Setting and Mineralization		47
	7.1.	Regional Geology	47
	7.2.	Midas Mine Local Geology	50
	7.3.	Vein Nomenclature	56
8.	Deposit Types		59
	8.1.	Alteration and Mineralization	59
9.	Exploration		61
	9.1.	2011 to 2012 Drill Target Selection Methodology	61
	9.2.	Klondex’s 2014 Drill Program	66
10.	Drilling and Sampling Methodology		72
	10.1.	Introduction	72
	10.2.	Drill Core Sampling	75
	10.3.	Face Sampling	77
11.	Sample Preparation Analysis and Security		79
	11.1.	Core Sample Preparation	79
	11.2.	Channel Sample Preparation	79
	11.3.	Sample Analysis Protocol	80
	11.4.	Sample Security Measures	81
	11.5.	Historic Quality Control Measures	81
	11.6.	Current Quality Control Measures	86
	11.7.	Opinion on the Adequacy of the Sampling Methodologies	93

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	11.8.	Sampling Protocol Issues		93
	11.9.	Standards and Blanks Performance Issues		93
12.	Data Verification			94
	12.1.	Data Validation Procedures		94
	12.2.	Datasets Submitted for Evaluation		94
	12.3.	Collar Location Checks		96
	12.4.	Down Hole Survey Checks		96
	12.5.	Lithology Review		97
	12.6.	Sample ID and Sample Interval Checks		97
	12.7.	Assay Certificate Checks		98
	12.8.	Format Conversions		98
	12.9.	Summary of Database Verification		99
13.	Mineral Processing and Metallurgical Testing			100
	13.1.	Midas Mill		100
	13.2.	Mineralogy		100
		13.2.1.	Main Veins	100
		13.2.2.	East Veins	100
	13.3.	Testing and Procedures		100
	13.4.	Toll Milling		102
	14. Mineral Resource Estimate			104
	14.1.	Introduction		104
	14.2.	Drill Data Base and Compositing		106
		14.2.1.	Assays	106
		14.2.2.	Geology Logs	107
		14.2.3.	Compositing	107
	14.3.	Vein Modelling		108
	14.4.	Density		108
	14.5.	Statistics		108
	14.6.	Grade Capping		113
	14.7.	Variography		115

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	14.8.	Block Models		115
	14.9.	Grade Estimation		117
	14.10.	Classification		118
	14.11.	Mined Depletion and Sterilization		118
	14.12.	Model Validation		123
	14.13.	Mineral Resource Statement		144
15.	Mineral Reserve Estimate			148
16.	Mining Methods			150
	16.1.	Primary Mine Development		150
	16.2.	Ventilation and Secondary Egress		152
	16.3.	Power Distribution and Dewatering		152
	16.4.	Equipment Fleet		153
	16.5.	Mining Methods		154
		16.5.1.	Longitudinal Sub Level Stoping	154
		16.5.2.	Cut and Fill	155
	16.6.	Ground Control and Dilution		157
	16.7.	Mine Plan		158
17.	Recovery Methods			165
	17.1.	Mill Capacity and Process Facility Flow Diagram		165
	17.2.	Physical Mill Equipment		168
	17.3.	Operation and Recoveries		171
	17.4.	Processing Costs		171
	17.5.	Production		172
	17.6.	Midas Mill Operating Permits		173
18.	Project Infrastructure			174
	18.1.	Infrastructure		174
	18.2.	Tailings Containment		174
	18.3.	Power		174
	18.4.	Water		175
	18.5.	Communication Infrastructure		175

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19.	Market Studies and Contracts		177
	19.1.	Precious Metal Markets	177
	19.2.	Contracts	177
	19.3.	Project Financing	178
20.	Environmental Studies, Permitting and Social or Community Impact		181
	20.1.	Environmental Management Activities	181
	20.2.	Tailings Impoundment Description and Management	182
	20.3.	Air Emissions Control	183
	20.4.	Reclamation Cost and Bonding	184
	20.5.	Permits	184
	20.6.	Social Impact	187
21.	Capital and Operating Cost Estimates		188
	21.1.	Capital Costs	188
	21.2.	Operating Costs and Cutoff Grade	188
22.	Economic Analysis		191
	22.1.	Life of Mine Plan and Economics	191
	22.2.	Sensitivity Analysis	193
23.	Other Relevant Data and Information		195
24.	Interpretation and Conclusions		196
	24.1.	Conclusions	196
	24.2.	Project Risks	196
25.	Recommendations		198
26.	Bibliography		199
27.	Glossary		200
28.	Appendix A: Certification of Authors and Consent Forms		208

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Elko County, Nevada

List of Tables

Table 1-1 Chronology of Ownership and Activities at the Midas Mine	18
Table 1-2 Mineral Resource Statement	18
Table 1-3 Midas Mineral Reserve Estimate as of August 31, 2014	21
Table 1-4 Key Operating and After Tax Financial Statistics	22
Table 2-1 Units of Measure.	26
Table 4-1 Summary of Klondex Owned Unpatented Mining Claims	30
Table 4-2 Summary of Leased Unpatented Mining Claims .	33
Table 4-3 Summary of Patented Mining Claims	33
Table 4-4 Summary of Fee Land Holdings	35
Table 4-5 Midas Town Site Lots	35
Table 4-6 Summary of Midas Project Holding Costs	36
Table 4-7 Royalties	36
Table 6-1 Annual Midas Mill Production	45
Table 6-2 Newmont Historic Mineral Reserve Estimates	45
Table 6-3 Newmont Historic Measured and Indicated Mineral Resources	46
Table 6-4 Newmont Historic Inferred Mineral Resources	46
Table 7-1 Significant Veins	58
Table 11-1 Newmont Standard Performance Summary, Drill Samples, ALS	81
Table 11-2 Current Standard Performance Summary, Drill Samples, AAL	87
Table 11-3 Current Standard Performance Summary, Channel Samples, Klondex Pinson Lab	92
Table 12-1 Data Verification Summary	96
Table 13-1 Midas Eastern Expansion Composite Mineralogy Head Descriptions	101
Table 13-2 Summary of Mineralization Sourced from Other Properties Processed at Midas from 2008 through 2014	103
Table 14-1 Summary of Drill Hole and Channel Samples	106
Table 14-2 Summary of Composites	107
Table 14-3 Density and Tonnage Factor by Vein	108
Table 14-4 Gold Composite Statistics by Vein	109
Table 14-5 Silver Composite Statistics by Vein	110
Table 14-6 Gold and Silver Grade Caps	113
Table 14-7 Sill 1 Ordinary Kriging Parameters for Gold	115
Table 14-8 Sill 2 Ordinary Kriging Parameters for Gold	115
Table 14-9 Model Orientations and Extents	116
Table 14-10 Estimation Search Parameters by Resource Category	117
Table 14-11 Estimation Search Ellipsoids	117
Table 14-12 Gold Estimation Comparison	123
Table 14-13 Silver Estimation Comparison	123

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Elko County, Nevada

Table 14-14 Cutoff Grade Parameters	145
Table 14-15 Mineral Resource Statement	145
Table 15-1 Mineral Reserves Cut Off Grade Calculation	148
Table 15-2 Midas Mineral Reserves as of August 31, 2014	149
Table 16-1 Underground Equipment List	153
Table 16-2 Surface Support Equipment List	153
Table 16-3 Midas Mine Heading Advance Rates	158
Table 16-4 Annual Production and Development Plan	163
Table 17-1 Process Equipment Itemization by Area	168
Table 17-2 Midas Mill Operating Costs	172
Table 17-3 2014 Midas Mineralized Material Processed at the Midas Mill	172
Table 18-1 Electrical Transformer Details	174
Table 19-1 FNC Gold Delivery Schedule	179
Table 20-1 Midas Operations Comprehensive Permit List	185
Table 21-1 Capital Costs .	188
Table 21-2 Underground Development Unit Costs	188
Table 21-3 Operating Costs	188
Table 21-4 Cut-off Grade Calculation	190
Table 22-1 Income Statement 2014 – 2017 ($000’s)	192
Table 22-2 Cash Flow Statement 2014 – 2018 ($000’s)	192
Table 22-3 Key Operating and After Tax Financial Statistics	193
Table 24-1 Potential Project Risks	197
Table 25-1 Recommendations	198

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Elko County, Nevada

List of Figures

Figure 4-1 Midas Mine Location Map	29
Figure 4-2 Klondex Land Position	30
Figure 4-3 Location of the Midas Mine Relative to the NNR	40
Figure 5-1 Location Map	41
Figure 7-1 Regional Geologic Map with Mines in and adjacent to the Northern Nevada Rift	48
Figure 7-2 Midas Trough in the NNR	49
Figure 7-3 Midas Stratigraphic Section	53
Figure 7-4 Section through Midas Mine Area	54
Figure 7-5 Midas Mine Local Geology	56
Figure 7-6 Vein Locations	57
Figure 8-1 Schematic Diagram of Low-Sulfidation Gold, Silver Solutions in Relationship with Magma at Depth	59
Figure 9-1 CSAMT Image of Veins at Depth, Structure and Target Areas	62
Figure 9-2 Newmont’s 2011 to 2012 Exploration Drill Targets	66
Figure 9-3 Midas Underground Target Areas	68
Figure 9-4 Geologic Cross-Section through Opal Hill	68
Figure 9-5 Geologic Cross-Section through Grant Jackson / Missing Link	69
Figure 9-6 Geologic Cross-Section through Redscrabble	70
Figure 9-7 Geologic Cross-Section through Hardscrabble	71
Figure 10-1 Plan view of Midas Drilling	72
Figure 10-2 Typical Cross Section with Drill Traces through the 205, 805, 905-2 and 905 Veins at 2,365,700N	73
Figure 10-3 Typical Cross Section with Drill Traces through the 505 and 905 Veins at 2,362,400N	73
Figure 10-4 Long Section Showing Drill and Channel Composites on the 205 Vein	74
Figure 10-5 Long Section Showing Drill and Channel Composites on the 505 Vein	74
Figure 10-6 Long Section Showing Drill and Channel Composites on the 805 Vein	75
Figure 10-7 Long Section Showing Drill and Channel Composites on the 905 Vein	75
Figure 11-1 Standard G01 Assay Performance	82
Figure 11-2 Standard GVL Assay Performance	83
Figure 11-3 Standard LUB Assay Performance	83
Figure 11-4 Standard MDS1 Assay Performance	84
Figure 11-5 Standard MS7 Assay Performance	84
Figure 11-6 Standard PR6 Assay Performance	85
Figure 11-7 Standard G399-5 Assay Performance	85
Figure 11-8 Standard MS1 Assay Performance	86
Figure 11-9 Standard SL-77 Au Assay Performance	88

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Figure 11-10 Standard SL-77 Silver Assay Performance	88
Figure 11-11 Standard SN-74 Au Assay Performance	89
Figure 11-12 Standard SN-74 Silver Assay Performance	89
Figure 11-13 Standard SQ-70 Au Assay Performance	90
Figure 11-14 Standard SQ-70 Silver Assay Performance	90
Figure 11-15 Blank Au Assay Performance	91
Figure 11-16 Blank Silver Assay Performance	91
Figure 11-17 Blank Au Assay Performance for Channels, Klondex Pinson Lab	92
Figure 11-18 Blank Silver Assay Performance for Channels, Klondex Pinson Lab	93
Figure 13-1 Example of Composite #20 Summary	101
Figure 13-2 Example of Composite #25 Summary	102
Figure 14-1 Plan View of the Principal Midas Veins at the 5700 Elevation	104
Figure 14-2 Cross Sectional View of Midas Veins at 236200N	105
Figure 14-3 Section View of Midas Veins at 2366000N	106
Figure 14-4 905 Vein Gold Composite Histogram and Cumulative Frequency	111
Figure 14-5 905 Vein Silver Composite Histogram and Cumulative Frequency	112
Figure 14-6 905 Vein Gold Composite Grade Distribution	114
Figure 14-7 905 Vein Silver Composite Grade Distribution	114
Figure 14-8 Grade Thickness Legend (opt-feet)	119
Figure 14-9 105 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	119
Figure 14-10 205 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	120
Figure 14-11 305 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	120
Figure 14-12 405 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	121
Figure 14-13 505 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	121
Figure 14-14 805 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	122
Figure 14-15 905 Vein Long Section Showing Gold Grade Thickness After Depletion and Sterilization	122
Figure 14-16 Gold and Silver Legend (opt)	125
Figure 14-17 Long Section View of Gold Grades for 101 Vein	126
Figure 14-18 Long Section View of Silver Grades for 101 Vein	126
Figure 14-19 Long Section View of Gold Grades for 105 Vein	127
Figure 14-20 Long Section View of Silver Grades for 105 Vein	127

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Elko County, Nevada

Figure 14-21 Long Section View of Gold Grades for 108 Vein	128
Figure 14-22 Long Section View of Silver Grades for 108 Vein	128
Figure 14-23 Long Section View of Gold Grades for 201 Vein	129
Figure 14-24 Long Section View of Silver Grades for 201 Vein	129
Figure 14-25 Long Section View of Gold Grades for 205 Vein	130
Figure 14-26 Long Section View of Silver Grades for 205 Vein	130
Figure 14-27 Long Section View of Gold Grades for 208 Vein	131
Figure 14-28 Long Section View of Silver Grades for 208 Vein	131
Figure 14-29 Long Section View of Gold Grades for 305 Vein	132
Figure 14-30 Long Section View of Silver Grades for 305 Vein	132
Figure 14-31 Long Section View of Gold Grades for 405 Vein	133
Figure 14-32 Long Section View of Silver Grades for 405 Vein	133
Figure 14-33 Long Section View of Gold Grades for 505 Vein	134
Figure 14-34 Long Section View of Silver Grades for 505 Vein	134
Figure 14-35 Long Section View of Gold Grades for 605 Vein	135
Figure 14-36 Long Section View of Silver Grades for 605 Vein	135
Figure 14-37 Long Section View of Gold Grades for 705 Vein	136
Figure 14-38 Long Section View of Silver Grades for 705 Vein	136
Figure 14-39 Long Section View of Gold Grades for 805 Vein	137
Figure 14-40 Long Section View of Silver Grades for 805 Vein	137
Figure 14-41 Long Section View of Gold Grades for 905 Vein	138
Figure 14-42 Long Section View of Silver Grades for 905 Vein	138
Figure 14-43 Long Section View of Gold Grades for 9052 Vein	139
Figure 14-44 Long Section View of Silver Grades for 9052 Vein	139
Figure 14-45 Long Section View of Gold Grades for 1081 Vein	140
Figure 14-46 Long Section View of Silver Grades for 1081 Vein	140
Figure 14-47 Long Section View of Gold Grades for 1605 Vein	141
Figure 14-48 Long Section View of Silver Grades for 1605 Vein	141
Figure 14-49 Long Section View of Gold Grades for 5005 Vein	142
Figure 14-50 Long Section View of Silver Grades for 5005 Vein	142
Figure 14-51 905 Vein Gold Swath Plot in North Direction	143
Figure 14-52 905 Vein Gold Swath Plot in Elevation	143
Figure 14-53 905 Vein Silver Swath Plot in North Direction	144
Figure 14-54 905 Vein Silver Swath Plot in Elevation	144
Figure 16-1 Long Section of Main Vein Development Looking Due West	150
Figure 16-2 Typical Heading Design and Actual Rib Detail	151
Figure 16-3 Location of Queen South of 3-Haulage	151
Figure 16-4 Planned East Vein Development Overview	152

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Elko County, Nevada

Figure 16-5 Sublevel Stoping Mining Sequence	155
Figure 16-6 Typical cut & fill stope long section	156
Figure 16-7 Sublevel Stope in Competent Ground	158
Figure 16-8 Vein 105 Planned Sublevel Stoping Fill (Looking West)	159
Figure 16-9 Vein 205 Planned Sublevel Stoping (Looking West)	159
Figure 16-10 Vein 305 Planned Sublevel Stoping and Cut & Fill (Looking West)	160
Figure 16-11 Vein 405 Planned Sublevel Stoping (Looking West)	160
Figure 16-12 Vein 505 Planned Sublevel Stoping (Looking West)	161
Figure 16-13 Vein 605 Planned Sublevel Stoping (Looking West)	161
Figure 16-14 Vein 805 Planned Sublevel Stoping (Looking West)	162
Figure 16-15 905 Vein Planned Sublevel Stoping (Looking West)	162
Figure 16-16 Vein 9052 Planned Sublevel Stoping (Looking West)	163
Figure 17-1 Process Facility Flow Sheet	167
Figure 17-2 Midas Plant Performance Prior to 2014	173
Figure 18-1Water System at Midas (Newmont, 2013)	175
Figure 18-2 Location of Site Facilities	176
Figure 19-1 Historical Monthly Average Gold and Silver Prices and 36 Month Trailing Average	177
Figure 21-1 Cutoff Grade Sensitivity to Gold Price	190
Figure 22-1 5% NPV Sensitivity	194
Figure 22-2 10% NPV Sensitivity	194
Figure 22-3 Profitability Index Sensitivity	195

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Elko County, Nevada

List of Abbreviations

A	Ampere	kA	kiloamperes
AA	atomic absorption	kCFM	thousand cubic feet per minute
A/m2	amperes per square meter	Kg	Kilograms
AGP	Acid Generation Potential	km	kilometer
Ag	Silver	km2	square kilometer
ANFO	ammonium nitrate fuel oil	kWh/t	kilowatt-hour per ton
ANP	Acid Neutralization Potential	LOI	Loss On Ignition
Au	Gold	LoM	Life-of-Mine
AuEq	gold equivalent	m	meter
btu	British Thermal Unit	m2	square meter
°C	degrees Centigrade	m3	cubic meter
CCD	counter-current decantation	masl	meters above sea level
CIL	carbon-in-leach	mg/L	milligrams/liter
CoG	cut-off grade	mm	millimeter
cm	centimeter	mm2	square millimeter
cm2	square centimeter	mm3	cubic millimeter
cm3	cubic centimeter	MME	Mine & Mill Engineering
cfm	cubic feet per minute	Moz	million troy ounces
ConfC	confidence code	Mt	million tonnes
CRec	core recovery	MTW	measured true width
CSS	closed-side setting	MW	million watts
CTW	calculated true width	m.y.	million years
°	degree (degrees)	NGO	non-governmental organization
dia.	diameter	NI 43-101	Canadian National Instrument 43-101
EIS	Environmental Impact Statement	oz	Troy Ounce
EMP	Environmental Management Plan	opt	Troy Ounce per short ton
FA	fire assay	%	percent
Ft	Foot	PLC	Programmable Logic Controller
Ft2	Square foot	PLS	Pregnant Leach Solution
Ft3	Cubic foot	PMF	probable maximum flood
g	Gram	POO	Plan of Operations
g/L	gram per liter	ppb	parts per billion
g-mol	gram-mole	ppm	parts per million
g/t	grams per tonne	QAQC	Quality Assurance/Quality Control
ha	hectares	RC	reverse circulation drilling
HDPE	Height Density Polyethylene	ROM	Run-of-Mine
HTW	horizontal true width	RQD	Rock Quality Description
ICP	induced couple plasma	SEC	U.S. Securities & Exchange Commission
ID2	inverse-distance squared	Sec	second
ID3	inverse-distance cubed	SG	specific gravity
ILS	Intermediate Leach Solution	SPT	Standard penetration test

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Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine,	Page 16
Elko County, Nevada

1.	Summary

On February 11, 2014, Klondex Mines Ltd. ("Klondex" or the "Company") completed the acquisition of all of the shares of Newmont Midas Holdings Limited, which indirectly owns the Midas mine and mill located in Elko County, Nevada (formerly known as the Ken Snyder Mine and Mill) (collectively, "Midas" or the "Midas Property" or the "Project"), from Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont") for $83 million, including approximately $55 million in cash and approximately $28 million for the replacement of Newmont’s reclamation surety arrangement, in addition to five million common share purchase warrants (the "Midas Acquisition").

The Midas Property includes the underground mine (the “Midas Mine”), the Merrill Crowe processing facility, related support infrastructure, and mining and milling equipment. The land package includes fee lands, patented mining claims, and unpatented mining claims. The Midas Acquisition included an assignment of Newmont’s interest in seven lease agreements for patented and unpatented mining claims. The total land package comprises approximately 30,000 acres.

Klondex has engaged Practical Mining LLC (“PM” or “Practical Mining”) to prepare this Technical Report on the status of the property and related infrastructure.

This document was produced by PM based on site visits by the qualified persons (“QPs”), evaluation of extensive information provided by Klondex and Newmont and by interviewing Klondex’s site management and technical staff. This document relies heavily on the information supplied by Klondex and Newmont, and it is the opinion of the QPs that this information is accurate.

1.1.	Property Description

The Midas project is approximately 58 miles northeast of Winnemucca, Nevada, in Elko County. The Midas Property covers approximately 30,000 acres and includes owned fee lands and unpatented mining claims in addition to seven lease agreements.

1.2.	Geology

The Midas Mine is the largest known Au-Ag epithermal deposit along the Northern Nevada Rift (“NNR”) and is located, located in the mining district of Midas, also known as the Gold Circle district. The Midas Property is located in Elko County in north-central Nevada one mile east of the town of Midas, Nevada, about 62 miles from Winnemucca on Nevada State Highway 789 from Interstate Highway I-80 or 80 miles from the town of Battle Mountain.

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Page 17	Summary	Klondex Mines Ltd.

The Midas Property is centered on latitude 41° 15’ North (N) and longitude 116° 46’ West (W). Most of the current Project activity is located in Township 39 N Range 46 East (E) Mount Diablo Meridian.

The Midas deposit consists of a series of complex steeply dipping, quartz-calcite-adularia precious metal veins hosted by volcanic and volcanoclastic rocks and locally contains mineral grades greater than (>) ten ounces per ton (opt) of gold. Gold mineralization occurs as electrum and is intimately associated with selenide and sulfide minerals. It belongs to a suite of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the NNR (Leavitt et al., 2004). The mineralization model at Midas is a shallow, low-sulfidation, vertically- and laterally-zoned, epithermal gold-silver system. Rocks in the Midas district are primarily ash flow, air-fall and lithic tuffs, felsic plugs, volcanoclastic sediments and gabbroic sills and dikes.

1.3.	History

Gold was discovered in the Midas district (then named Gold Circle district) in the summer of 1907, and by March 1908 the camp population grew to over 1,500 people. A number of companies operated the mines of the district and six or more mills operated at different times until the 1940s. (Rott, 1931)

Modern exploration of the Midas district began in the early 1990s under the direction of Ken Snyder and Franco-Nevada Mining Corporation (“Franco-Nevada Mining”). Construction of the present day Midas Mine began in 1997, with the first gold poured in December 1998. Newmont acquired Midas through its acquisition of Normandy Mining Corporation (“Normandy”) in February 2002. A history of Midas ownership is listed Table 1-1

1.4.	Project Status

During 2014, Klondex staff prioritized the near mine mineral resource areas for further evaluation and drilling. These areas were prioritized based on ounce potential, ease of accessibility from the existing mine development and geotechnical, ventilation and hydrologic considerations. Areas drill tested to date include the Colorado Grande, Discovery, and GP veins with the Discovery Vein showing the best results to date. Approximately 4,500 feet of exploration drifting has also been undertaken to test targets on the Queen and Link Veins that cannot be reached from the existing development platform.

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Table 1-1 Chronology of Ownership and Activities at the Midas Mine

Dates	Company	Activity Details
1907-1941	Several Companies	Explored and mined using underground mining methods. Placers were also mined.
1992-1994	Franco-Nevada and Euro- Nevada Mining Corporation Limited (“Euro-Nevada”)	Assembled land package, explored property, drilled discovery hole in 1994.
1994-1997	Franco-Nevada and Euro- Nevada 50/50	Delineation drilling, mine development, construction of mill.
1998-2001	Franco-Nevada and Euro- Nevada 50/50	First gold pour in 1998, operated mine until Normandy acquired it in 2001.
2001-2002	Normandy	Normandy acquired and operated mine until Newmont acquisition of Normandy in 2002.
2002-2014	Newmont	Newmont acquired Midas through its Normandy acquisition, operated property until sale of Midas to Klondex.
Feb. 2014- present	Klondex	Klondex purchased Midas from Newmont.

1.5.	Mineral Resource Estimate

Gold and silver mineralization at Midas is hosted in several north-west striking veins. The veins are divided into four principle groups based on their location and orientation. The two groups hosting mineral resources are the Main Veins which dip easterly and are predominantly gold mineralization, while the East Veins dip to the west and have a much higher silver content then the main veins. The main veins produced in excess of 2.2 million ounces of gold and 26.9 million ounces of silver between 1998 and 2013. Initial production from the East Veins recently began in 2012.

Klondex’s previous mineral resource estimate only included the five veins which were the target of near term production. This mineral resource estimate was updated to include all known veins proximal to the Midas Mine workings.

There are several additional veins known to occur within the Midas land package, these have not been included in the mineral resource estimate. A summary of the Midas Mine mineral resources is listed in Table 1-2.

Table 1-2 Mineral Resource Statement

Vein True
	Vein	Thickness				AuEq			AuEq
Vein Name	No.	Feet	kton	Au opt	Ag opt	opt	Au koz	Ag koz	koz
Measured

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		Vein True
	Vein	Thickness				AuEq			AuEq
Vein Name	No.	Feet	kton	Au opt	Ag opt	opt	Au koz	Ag koz	koz
Colorado Grande	105	3.2	80	0.502	6.311	0.600	40	504	48
Gold Crown South	108	3.1	0.2	0.197	2.812	0.240	0.05	0.7	0.1
Midas Trend (MT)	201	0	0	0.000	0.000	0.000	0	0	0
Gold Crown	205	5.1	130	0.478	6.592	0.580	62	856	75
Gold Crown Sur	208	2.4	2	0.284	2.858	0.328	1	5	1
Gold Crown Hanging	305	2.9	31	0.601	6.577	0.703	18	201	21
Snow White	405	1.8	22	0.430	4.933	0.507	10	109	11
Discovery	505	2.7	39	0.494	7.447	0.609	19	287	23
Sleeping Beauty	605	4.3	1	0.511	5.585	0.597	1	8	1
Colorado Sur	705	0	0	0.000	0.000	0.000	0	0	0
Charger Hill	805	2.2	13	0.117	18.205	0.399	2	245	5
GP	905	2.4	19	0.086	11.310	0.261	1.6	217	5
Ace	9052	2.5	14	0.084	11.771	0.267	1.2	168	4
Happy	1081	1.9	0.7	0.143	6.285	0.240	0.1	4	0
Queen	1605	0	0	0.000	0.000	0.000	0	0	0
SR	5005	0	0	0.000	0.000	0.000	0	0	0
Total Measured		3.7	352	0.440	7.401	0.555	155	2,605	195
Indicated
Colorado Grande	105	5.4	183	0.418	4.872	0.494	77	892	90
Gold Crown South	108	4.8	7.3	0.279	4.663	0.351	2.04	34.1	2.6
MT	201	6.5	10	0.217	2.161	0.251	2	21	2
Gold Crown	205	3.8	150	0.316	4.019	0.378	47	603	57
Gold Crown Sur	208	3.6	16	0.280	1.806	0.308	4	28	5
Gold Crown Hanging	305	2.8	103	0.470	5.484	0.555	48	564	57
Snow White	405	2.2	59	0.391	4.355	0.458	23	256	27
Discovery	505	2.8	79	0.397	5.896	0.489	31	463	38
Sleeping Beauty	605	4.2	31	0.305	6.059	0.399	9	186	12
Colorado Sur	705	3.6	13	0.370	1.689	0.397	5	23	5
Charger Hill	805	4.6	31	0.083	15.421	0.322	3	472	10
GP	905	2.5	34	0.097	9.942	0.251	3.3	337	9
Ace	9052	3.4	23	0.101	9.685	0.251	2.3	219	6
Happy	1081	3.1	5.2	0.329	7.653	0.448	1.7	39	2
Queen	1605	4.1	22	0.327	0.977	0.342	7	22	8
SR	5005	8.1	0	0.000	0.000	0.000	0	0	0
Total Indicated		3.9	765	0.349	5.440	0.433	267	4,161	331
Measured and Indicated
Colorado Grande	105	4.7	263	0.444	5.309	0.526	117	1,396	138
Gold Crown South	108	4.8	7.5	0.276	4.605	0.347	2.08	34.7	2.6
MT	201	6.5	10	0.217	2.161	0.251	2	21	2
Gold Crown	205	4.4	280	0.391	5.212	0.472	109	1,459	132
Gold Crown Sur	208	3.5	17	0.280	1.919	0.310	5	33	5

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		Vein True
	Vein	Thickness				AuEq			AuEq
Vein Name	No.	Feet	kton	Au opt	Ag opt	opt	Au koz	Ag koz	koz
Gold Crown Hanging	305	2.8	133	0.500	5.734	0.589	67	765	79
Snow White	405	2.1	81	0.402	4.512	0.471	33	365	38
Discovery	505	2.8	117	0.429	6.406	0.528	50	750	62
Sleeping Beauty	605	4.2	32	0.314	6.038	0.408	10	194	13
Colorado Sur	705	3.6	13	0.370	1.689	0.397	5	23	5
Charger Hill	805	3.9	44	0.094	16.272	0.346	4	718	15
GP	905	2.4	53	0.093	10.437	0.255	4.9	554	14
Ace	9052	3.1	37	0.094	10.492	0.257	3.5	387	9
Happy	1081	2.9	5.8	0.307	7.495	0.424	1.8	44	2
Queen	1605	4.1	22	0.327	0.977	0.342	7	22	8
SR	5005	8.1	0	0.000	0.000	0.000	0	0	0
Total Meas. and Ind.		3.8	1,117	0.377	6.058	0.471	421	6,765	526
Inferred
Colorado Grande	105	3.3	179	0.298	3.156	0.347	53	565	62
Gold Crown South	108	4.3	9.3	0.179	3.396	0.232	1.66	31.4	2.1
MT	201	4.0	68	0.236	1.585	0.260	16	109	18
Gold Crown	205	4.7	157	0.225	2.281	0.260	35	359	41
Gold Crown Sur	208	4.3	9	0.227	2.870	0.271	2	25	2
Gold Crown Hanging	305	1.7	86	0.339	2.746	0.381	29	237	33
Snow White	405	3.7	42	0.395	3.019	0.442	17	128	19
Discovery	505	2.7	78	0.352	4.616	0.424	28	361	33
Sleeping Beauty	605	4.0	41	0.186	5.250	0.268	8	214	11
Colorado Sur	705	5.7	13	0.325	2.040	0.356	4	26	5
Charger Hill	805	3.0	10	0.080	10.486	0.242	1	101	2
GP	905	3.3	82	0.154	6.043	0.248	12.6	494	20
Ace	9052	2.2	41	0.167	6.459	0.268	6.9	265	11
Happy	1081	3.4	5.4	0.182	6.291	0.279	1.0	34	2
Queen	1605	2.6	29.3	0.273	0.862	0.286	8.0	25	8
SR	5005	3.7	8	2.113	1.684	2.139	18	14	18
Total Inferred		4.0	858	0.280	3.480	0.334	241	2,988	287
Notes:
1.	Mineral resources have been calculated based on a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.
2.	Mineral resources are calculated at a grade thickness cut-off grade of 0.96 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.225 opt.
3.	Gold equivalent ounces were calculated based on one ounce of gold being equivalent to 64.53 ounces of silver.
4.	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
5.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
6.	Mineral resources include allowance for 5% mining losses.
7.	Mineral Resources are inclusive of mineral reserves.

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8.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

9.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

10.	Mineral resource estimates can be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors.

1.6.	Mineral Reserve Estimate

Excavation designs for stopes, stope development drifting, and access development were created using Vulcan Software. Stope designs were aided by the Vulcan Stope Optimizer Module. The stope optimizer produces the stope cross section which maximizes value within given geometric design constraints.

Design constraints included a four-foot minimum mining width for long-hole stopes with development drifts spaced at 50-foot vertical intervals. Stope development drift dimensions maintained a constant height of 11 feet and a minimum width of seven feet. Cut and fill stope dimensions are six feet in width, with each cut 10 feet high.

Table 1-3 Midas Mineral Reserve Estimate as of August 31, 2014

					Au	Ag	Au Equiv.
	Tons			Au Eq	Ounces	Ounces	Ounces
Vein Designation	(000's)	Au opt	Ag opt	opt	(000's)	(000's)	(000's)
Proven Reserves	134.1	0.381	13.35	0.588	51.1	1,790	78.8
Probable Reserves	108.0	0.376	7.92	0.498	40.6	855	53.8
Proven + Probable Reserves	242.1	0.378	10.93	0.548	91.6	2,646	132.6
Notes:
1.	Mineral Reserves have been estimated based on a gold price of $1,000/ounce and a silver price of $15.83/ounce.
2.	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
3.	Gold equivalent ounces are calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
4.	Mineral Reserves are estimated at a cutoff grade of 0.335Au opt and an incremental cutoff grade of 0.110 Au opt.
5.	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

1.7.	Cash Flow and Economic Analysis

The reserves mine plan was evaluated using constant dollar cash flow analysis, and the results are summarized in Table 1-4. The minimal capital requirement result in a 0.6 year capital payback period and a relatively high 21.1 profitability index (PI) calculated at a 10% discount rate and a 523% rate of return over 2.8 years.

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Table 1-4 Key Operating and After Tax Financial Statistics

Material Mined and Processed (kt)	242
Avg. Gold Grade (opt)	0.378
Avg. Silver Grade (opt)	10.93
Contained Gold (koz)	91.6
Contained Silver (koz)	2,646
Avg. Gold Metallurgical Recovery	94%
Avg. Silver Metallurgical Recovery	92%
Recovered Gold (koz)	86.1
Recovered Silver (koz)	2,434
Reserve Life (years)	2.8
Operating Cost ($/ton)	$315
Cash Cost ($/oz) 1.	$466
Total Cost ($/oz) 1.	$485
Gold Price ($/oz)	$1,000.00
Silver Price ($/oz)	$15.83
Capital Costs ($ Millions)	$1.6
Payback Period (Years)	0.6
Cash Flow ($ Millions)	$33.1
5% Discounted Cash Flow ($ Millions)	$30.2
10% Discounted Cash Flow ($ Millions)	$27.7
Profitability Index (10%) 2.	21.1
Internal Rate of Return	523%
Notes:
1.	Net of byproduct credits.
2.

Profitability index (PI) is the ratio of payoff to investment of a proposed project. It is useful for ranking projects as a measure of the amount of value created per unit of investment. A PI of 1 indicates break even.

1.8.	Conclusions

•	The Midas Mine is a modern, mechanized narrow vein mine.
•

Significant mineral resources have been identified on the main and eastern veins and other veins near the active mine workings. Klondex staff has been actively drill testing these areas and has prioritized them based on ounce expectations, accessibility from existing development and geotechnical, ventilation, and hydrological considerations. Mine plans are being updated on a regular basis as results are received. Additionally, alternative mining methods including shrinkage stoping and alimak stoping are being investigated where the development requirements for long hole stoping render these areas sub-economic.

•

The conventional Merrill Crowe mill facility is an efficient well maintained modern mineral processing plant capable of processing 1,200 tons per day (tpd). The plant is capable of operating with a minimum crew compliment resulting in cost reductions when operated at capacity. Excess milling capacity will allow the mill to process material from Klondex’s nearby properties and also from third party toll milling sources.

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•	The Midas Tailings Storage Facility (“TSF”) is nearing design capacity and has approximately 700,000 tons of capacity remaining. A significant percentage of the remaining capacity is displaced by the excess water volume generated from mine dewatering and is stored in the TSF.

1.9.	Recommendations

The authors recommend that Klondex should pursue the following initiatives.

1.	Continue the near mine exploration program initiated in 2014, evaluating targets in order of the relative ranking given by Midas staff and management.
2.	Continually update the comprehensive engineering study, evaluating mineralization peripheral to abandoned mining areas using alternative mining methods that may allow an increase in mine production.
3.	Test the four district exploration targets identified by Newmont for additional work in 2011 and 2012.
4.

Consider whether an additional TSF must be designed, permitted, and constructed to expand the capacity beyond the current 700,000 tons of remaining capacity. This must be completed within the next three to four years in order that operations may continue without interruption.

5.

Geologic Database Administration: All of the Project data collected to date including drill samples, channel samples and quality assurance/quality control (QA/QC) samples need to be stored and archived in a permanent and indelible manner. The system software for this system has been procured.

6.

QAQC: Timely follow-up of QAQC assay deviations and re-assay requests needs to be aggressively pursued. This should become an automated process once the database is implemented and will streamline tracking of QA/QC results and re-assay data entry.

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2.	Introduction

2.1.	Terms of Reference and Purpose of this Technical Report

This Technical Report was prepared in accordance with the standards for disclosure of National Instrument (NI) 43-101 and Form 43-101F1 for technical reports of the Canadian Securities Administrators to support the disclosure by Klondex of its mineral reserve estimate on February 23, 2015, and was amended on April 2, 2015 to correct certain typographical errors in Table 22-1 and Table 22-2. This Technical Report uses the definitions published by the “Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in “CIM Definitions for Mineral Resources and Mineral Reserves” adopted by CIM Council, May 10, 2014, and follows industry best practices.

This Technical Report documents the status of the Midas Mine and related infrastructure and includes an estimate of mineral resources and mineral reserves based on drilling and sampling completed by Klondex and by previous operators.

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of Midas by Klondex, and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Klondex is focused on the exploration, development, and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1,200 tpd milling facility is processing mineralized materials from the Midas Mine and the bulk sampling program at Klondex’s Fire Creek Project. Midas is fully-permitted.

2.2.	Qualification of the Authors

This Technical Report presents summaries based on a technical evaluation by four independent qualified professionals (QPs). The QPs are specialists in the fields of geology, geological engineering, exploration and mining data management, mineral resource and mineral reserve estimation and classification, and mine engineering, including open pit and underground mining.

None of the QPs has any beneficial interest in Klondex or any of its subsidiaries or in the assets of Klondex or any of its subsidiaries. The QPs will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to the current Technical Report are cited as “author” and are listed below with the dates on which they visited the Midas Project. These authors have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

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Mr. Swanson last visited the Midas Project on September 23, 2014.

Ms. Symmes last visited the Midas Project on February 5, 2015.

Mr. Odell and Ms. Bull last visited the Midas Project on March 12, 2015.

Mr. Odell and Mr. Swanson have previously been engaged by Newmont to provide consulting services to the Midas Project. Ms. Bull was previously employed as a mining engineer at Midas.

Mr. Odell is the QP for this Technical Report and is cited as “primary author”.

Mr. Odell, Ms. Symmes and Ms. Bull inspected the underground mining operations, and Ms. Symmes and Mr. Swanson reviewed the site geology. Mr. Odell and Ms. Symmes reviewed reports detailing Klondex’s land position at the Midas Project.

2.3.	Sources of Information

The sources of information used for the preparation of this Technical Report include data and reports supplied by Klondex staff. In addition, some information was included in the Technical Report which was based on discussions with Klondex staff as related to their field of expertise with the cost data and operating statistics also provided by Klondex.

Sources of information are documented either within the text and cited in references, or are cited in references only. The authors believe the information provided by Klondex and Newmont staff to be accurate, based on their work experience at Midas. The authors asked detailed questions of specific individuals to help verify and clearly state contributions included in this document. These contributions are clearly stated within this Technical Report.

2.4.	Units of Measure

The units of measure used in this report are shown in Table 2-1 below. United States (US) Imperial units of measure are used throughout this document unless otherwise noted. The glossary of geological and mining related terms is also provided in Section 27 of this Technical Report. Currency is expressed in United States dollars ($) unless stated otherwise.

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Table 2-1 Units of Measure.

US Imperial to Metric conversions
Linear Measure
1 inch = 2.54 cm
1 foot = 0.3048 m
1 yard = 0.9144 m
1 mile = 1.6 km
Area Measure
1 acre = 0.4047 ha
1 square mile = 640 acres = 259 ha
Weight
1 short ton (st) = 2,000 lbs = 0.9071 metric tons
1 lb = 0.454 kg = 14.5833 troy oz
Assay Values
1 oz per short ton = 34.2857 g/t
1 troy oz = 31.1036 g
1 part per billion = 0.0000292 oz/ton
1 part per million = 0.0292 oz/ton = 1g/t

2.5.	Coordinate Datum

All spatial measurements used in the mineral resource estimate are in US feet. The coordinate datum is projected to North American Datum (NAD) 1927 Nevada State Plane, Central Zone.

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3.	Reliance on Other Experts

The status of the environmental program and mine permitting were provided by Klondex and are assumed to be accurate portrayals, at the time of writing this Technical Report.

Observations made on-site by the authors include observing all aspects of mining activities encompassing: underground mining, safety procedures, haulage and equipment maintenance, water treatment, security, road maintenance, general geology, and character of mineralization, the mill and Merrill Crowe zinc precipitation methods of precious metal recovery.

The authors reviewed land tenure to verify Klondex’s mining claim standing with the Bureau of Land Management’s (BLM) Land and Mineral Legacy Rehost 2000 System (LR2000). The Midas claim status and title was also reviewed by Klondex’s counsel (Erwin, 2014).

The opinions expressed in this Technical Report are based on the authors’ field observations and assessment of the technical data in respect of the Midas Mine.

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4.	Property Description and Location

4.1.	Property Description

The Midas Project is a high-grade gold-silver vein deposit hosted in faulted and brecciated Tertiary volcanic rocks. Midas is located in a sage and grass covered hillside of the Snowstorm Mountains overlooking Squaw Valley to the south. The Midas Mine is located one mile from the town of Midas and 38 miles from the town of Tuscarora, both of which are small historic mining towns with a small number of year round residents. The Midas Property extends a little over 30,000 acres.

The portal to the underground mine is located approximately one-half mile west of the mill and other site facilities. The portal provides entry to a system of declines and ramps that access the gold and silver-bearing veins. Mining levels are developed at vertical intervals of nominally 50 feet to access the mineralized vein. The mineralized material is excavated and loaded into underground haul trucks, which transport it to a surface transfer stockpile located outside the mine portal. The mineralized material is then trucked from the transfer stockpile to the main stockpile area adjacent to the mill. In the mill, the mineralized material is crushed, processed, and refined to extract gold and silver. Molten gold/silver is poured from the refinery furnace into molds, and the resulting doré is shipped off-site for refining.

4.2.	Property Location

The Midas Mine is located in Elko County in north-central Nevada one mile from the town of Midas, Nevada, about 58 miles (93 kilometers) east of Winnemucca on Nevada State Highway 789 from Interstate Highway I-80, or 80 miles (128 kilometers) from Battle Mountain driving west then north, (Figure 4-1). The closest towns with comprehensive services are either Winnemucca or Battle Mountain off of Interstate-80. The closest commercial air service is located in Elko. Elko is approximately three hours driving time through Battle Mountain or about 150 miles. There is a remote, back roads access to Midas from Elko through Tuscarora on a road which does not have winter maintenance. The remote access from Elko to Midas is 90 miles, but the drive time would also be about two hours due to the unimproved roads. A location map for the Midas Mine and Mill is shown in Figure 4-1.

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Figure 4-1 Midas Mine Location Map

Grid: UTM NAD83 Zn11N Intl feet
MIDAS
Tuscarora
Elko County
Humboldt County
Hwy789
Winnemucca
Hwy I-80
Battle Mountain
Hwy I-80
Eureka County
Pershing County
Lander County
Churchill County
Klondex Mines Ltd.
Midas Mine
Elko County, Nevada
KLONDEX MINES LTD.
0
10
20
Miles
N

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4.3.	Status of Mineral Titles

Klondex’s total land package in the Midas district (including easements) covers approximately 30,000 acres (Figure 4-2). This includes fee lands, federal unpatented mining claims, seven mining leases, BLM rights-of-way, general agreements, easements, and surface use agreements. Within the 30,000 acres, there are 1,489 federal unpatented mining claims, of which 1,456 are owned and 33 are leased (Klondex Mines Ltd., 2014). Fee lands comprise approximately 2,417 acres of the land package. About 1,311 acres of the fee land includes surface and mineral rights, while the other 1,106 acres includes only the surface rights. Some of the surface-only fee lands are lots within the town of Midas.

Table 4-1 Summary of Klondex Owned Unpatented Mining Claims

Claim Name	No. of Claims
Acme, Acme R, Acme No. 1-3	5
Dot #1, Dot Lode, Dot Lode #2, Dot Lode NO.4	4
Marty, Marty 2R-6R, Midas 95R	7
MDS 1-49	49
CAT 1-58	58
Amsterdam 1-96	96
Amsterdam 97R, 98R	2
Amsterdam Fraction #1-2	2

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Claim Name	No. of Claims
Amsterdam 99-108	10
Amsterdam 109R-111R	3
Amsterdam 12-115	4
Amsterdam 116R, 118R	2
Amsterdam 117, 119	2
Amsterdam 120R-122R	3
Amsterdam 123-136	14
Amsterdam 137R, 138R	2
Amsterdam 139-144	6
Amsterdam 145R	1
Amsterdam 146-165	20
Amsterdam 166R, 167R	2
Amsterdam 168-172	5
Amsterdam 173R-175R	3
Amsterdam 176-185	10
Amsterdam 186R	1
Amsterdam 187RR	1
Amsterdam 188-195	8
Amsterdam 197-300	104
Amsterdam 301R, 302R	2
Amsterdam 303-380	78
Amsterdam 381R, 382R	2
Amsterdam 383-411	29
Amsterdam 412R	1
Amsterdam 413-418	6
Amsterdam 420-423	4
Amsterdam 424R	1
Amsterdam 425-428	4
Amsterdam 433, 438, 439	3
Amsterdam 440R	1
Amsterdam 442-450	9
Amsterdam 452-459	8
Midas 1R-12R	12
Midas 13-16	4
Midas 17R-23R, 25R	8
Midas 26 RR, 32RR	2
Midas 27R, 28R, 31R	3
Midas 30, 30-34	6
Midas 33-41	9
Midas 42R-80R	39
Midas 81	1
Midas 82R-93R	12
Midas 94, 96	2

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Claim Name	No. of Claims
Midas 97R-106R, 109R	11
Midas 110	1
Midas 111R-113R	3
Midas 114, 115	2
Midas 116R, 117R	2
Midas 118, 119	2
Midas 120RR	1
Midas 121-144	24
Midas 146-158	13
Midas 159R, 160R	2
Midas 165-174	10
Midas 175R-180R	6
Midas 181-188	8
Midas 189R, 190R	2
Midas 191-264	74
Midas 266R-268R	3
Midas 269-278	10
Midas 279R, 281R, 283R, 286R	4
Midas 280, 282, 284-285, 287-290	8
Midas 299R-324R	26
Midas 325-326	2
Midas 327RR-328RR, 330RR, 332RR	4
Midas 335R-342R	8
Midas 343RR-347RR	5
Midas 349-350	2
Midas 351R-352R	2
Midas 353-420	68
Midas 421R-422R	2
Midas 423-484	62
Midas 506-509	4
Midas 510R-514R	5
Midas 543-550	8
Midas 583-586, 588	5
Midas 623-637	15
Midas 639, 641, 643, 645, 647, 649, 651	7
Midas 661, 663, 665, 667, 669-798	134
Midas 809-832, 841-843	27
Midas 844R	1
Midas 845-849	5
Midas 850R	1
Midas 851	1
Midas 852RR, 854RR-855RR	3

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Claim Name	No. of Claims
Midas 856-866	11
Midas 867R-868R	2
Midas 869-873	5
Midas 873A	1
Midas 874R, 875R, 878R-881R, 888R	7
Midas 876, 877, 882-886, 889-947	66
Midas 954-973	20
Midas 1,000-1,090	91
Total Owned Unpatented Mining Claims	1456

Table 4-2 Summary of Leased Unpatented Mining Claims

Claim Name	No. of Claims
Redar 1-5	5
Estar 1-19	19
Laura 6, Laura 20	2
King Midas, King Midas No. 2	2
Dixie, Dixie 1-3	4
H-2	1
Total Leased Unpatented Mining Claims	33

Table 4-3 Summary of Patented Mining Claims

Patent Name	M.S. No.	Patent No.	Assessor Parcel No.
Elko Prince Annex Fraction	4034	314565	0PM-314-056
Elko Prince No. 1	4034	314565	0PM-314-056
Elko Prince No. 2	4034	314565	0PM-314-056
Elko Prince No. 4 Fraction	4034	314565	0PM-314-056
Tod Fraction	4034	314565	0PM-314-056
Hanks Fraction	4034	314565	0PM-314-056
Little Willie Fraction	4034	314565	0PM-314-056
Merle	4034	314565	0PM-314-056
June Bell	4034	314565	0PM-314-056
June Bell Fraction	4034	314565	0PM-314-056
Ripsaw No. 2	3991	298366	0PM-298-036
Gold Crown	3738	256016	0PM-256-001
Oversight Fraction (Portion)	3738	256016	0PM-256-001
Banner	3738	256016	0PM-560-016
Gift No. 1	3738	256016	0PM-560-016
Oversight Fraction (Portion)	3738	256016	0PM-060-016
Gift No. 2	3738	256016	0PM-060-016
Rabbit's Foot	3738	256016	0PM-256-006
Banner Fraction	3738	256016	0PM-256-006

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Patent Name	M.S. No.	Patent No.	Assessor Parcel No.
Wedge	3738	256016	0PM-668-021
Old Judge No. 1	4327	668211	0PM-668-021
Hardscrabble No. 1	4356	827131	0PM-827-013
Hardscrabble No. 2	4356	827131	0PM-827-013
Hardscrabble Fraction	4356	827131	0PM-827-013
Water Witch No. 1 (E. Portion)	4192	567990	004-26C-004
Water Witch No. 2 (E. Portion)	4192	567990	004-26C-008
Water Witch No. 3	4192	567990	0PM-567-099
Water Witch No. 4	4192	567990	0PM-567-099
Water Witch Fraction	4192	567990	0PM-567-099
Water Witch No. 1 (Parcel 1)	4192	567990	004-26C-001
Water Witch No. 1 (Parcel 2)	4192	567990	004-26C-002
Water Witch No. 1 (Parcel 3)	4192	567990	004-26C-003
Water Witch No. 2 (Parcel 4)	4192	567990	004-26C-005
Water Witch No. 2 (Parcel 5)	4192	567990	004-26C-006
Water Witch No. 2 (Parcel 6)	4192	567990	004-26C-007
Sleeping Beauty	4666	1054830	0PM-373-058
Poor Man	4666	1054830	0PM-373-058
Orphan Boy	4666	1054830	0PM-373-058
Orphan Boy 2	4666	1054830	0PM-373-058
Pan Handle	4666	1054830	0PM-373-058
Pan Handle 2	4666	1054830	0PM-373-058
Little Dot	4666	1054830	0PM-373-058
Red Top	4666	1054830	0PM-373-058
Sunset Fraction	4667	1037358	0PM-373-058

Claim locations are based on the location of monuments and associated dimensions cited to the BLM. The authors are not aware of any conflicting surface rights within the Midas land package. Other considerations that might affect accessing claim status include grazing rights and protected habitats. Grazing rights may exist in the area; however, conflicts with local ranchers are not common in north-central Nevada. Newly established protected habitat for sage grouse has not been defined in this area at the time of this Technical Report. There are archaeological considerations in the immediate area of Midas; however, all proposed surface disturbance is reviewed and approved by BLM. The land information outlining claim status and fee lands was provided by Klondex, and to the authors’ knowledge at the time this document was prepared, there were no environmental or social factors that would affect land title.

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Table 4-4 Summary of Fee Land Holdings

Section	Legal Description	Acres (Approx)
T38N R46E MDB&M, APN 004-250-0003, Surface and Mineral Rights		40.9
Section 2	NW4NW4

T39N R46E MDM, APN 004-260-03, Surface and Mineral Rights		840
Section 9	E2NE4
Section 10	W2N4, SW4
Section 22	E2N W4, SE4
Section 27	NE4, NE4NW4
Section 28	W2NW4

T39N R46E MDM, APN 004-260-03, Surface Rights Only		1019
Section 9	W2NE4, E2NW4
Section 15	E2W2, W2E2
Section 22	NE4
Section 28	W2SE4, E2SW4
Section 33	NE4
Section 34	SW4NW4, Lot 1
Total acres:		1899.9

Table 4-5 Midas Town Site Lots

Lot No.	Block No.	Assessor's Parcel No.
6-7	I (Gold Circle)	03-523-03-2
8	I (Gold Circle)	03-523-02-4
11-12	Q (Gold Circle)	03-526-01-9
1	S (Gold Circle)	03-521-05-1
2	S (Gold Circle)	03-521-04-4
1	W (Gold Circle)	03-513-03-3
3-16	W (Gold Circle)	03-513-01-7

4.4.	Royalties

Property agreement and holding cost obligations are listed in Table 4-6. As part of Klondex’s financing package to acquire the Midas Mine, a subsidiary of Franco-Nevada Corporation (“FNC”) will receive a 2.5% net smelter return (NSR) royalty from all production commencing in 2019. Royalties applicable to the project are listed in Table 4-7 below.

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Table 4-6 Summary of Midas Project Holding Costs

			Annual
Due Date	Project	Descriptor	Obligation	Payable/Due to	Notes
Apr. 2	Midas	29-607-0044	110,000	Third party lessor	Annual Rental
Aug. 1	Midas	29-607-0001-A	10,000	Third party lessor	Annual Rental
Apr. 18	Midas	29-607-0039	75,000	Third party lessor	Advance Royalty
July 1	Midas/	29-607-0001	75,000	Third party lessor	Advance Royalty
	Frazer
	Creek
Oct. 30	Midas	29-607-0002	50,000	Third party lessor	Advance Royalty
Nov. 1	Midas	29-607-SR-07	3,500	Third party lessor	Right-of-Way fees
1/1/2017	Midas	29-607-SR-01	795	BLM ROW N-	Right-of-Way fees
				61100
1/1/2020	Midas	29-607-SR-02	310	BLM ROW N-	Right-of-Way fees
				66023
Aug. 31	Midas/	29-607-0005, 6,	219,856	Midas et al CAT 1-	Annual Claim Fees- 1,456
	Midas	7, 40, 42		58, MDS 1-49	unpatented claims owned
	EXPL/				by Klondex listed in Table
	Midas				4-1
	POO
Aug. 31	Midas/	29-607-0001	3,926	Third party lessor	Annual Claim Fees- 26
	Frazer				unpatented claims leased
	Creek				from Domenichelli: Laura
					6, 20 Redar 1-5, Estar 1-19
Aug 31	Midas/Lee	29-607-0002	1,057.50	BLM $980	Annual Claim Fees- 7
				County	unpatented claims leased
				Recorder $73.50	from Powell et al: King
					Midas, King Midas No. 2,
					Dixie, Dixie no. 1-3, H-2
		Total $	539,711.50

Table 4-7 Royalties

Agreement	Recorded	Royalty
Mining Lease Dated August 1, 1990	Recorded in short form version as Document No. 297863 in Book 735 at Pages 508-514 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada	5% NSR
Grant Deed Dated January 12, 1993	Recorded as Document No. 333428 in Book 809, Page 904-905 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada	2 patented mining claims; Banner, Gift No. 1 (1% NSR to a $30,000 maximum royalty payment).

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Agreement	Recorded	Royalty
Grant Deed dated January 25, 1993	Recorded as Document No. 334437 in Book 811, Page 472-473 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada	1 unpatented lode mining claim known as the New Grant; (1% NSR to a $100,000 maximum royalty payment).
Grant Deed dated January 27, 1993	Recorded as Document No. 333895 in Book 810, Page 708-709 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada.	2 patented mining claims; Gold Crown and portion of Oversight Fraction (1% NSR to a $100,000 maximum royalty payment).
Grant Deed dated March 17, 1993	Recorded as Document No. 336177 in Book 814, Page 923-924 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada.	1 patented mining claim; Ripsaw No. 2 (1% NSR to a $100,000 maximum royalty payment).
Mining Lease dated October 30, 1995	BLM Serial Numbers 105502 to 105507, 105509 recorded in Book 1095, Pages 890-896.	During the 30 year term of agreement: (i) advance minimum royalties totaling $135,000 in the aggregate payable between execution of lease and third anniversary; (ii) advance minimum royalty of $50,000 payable annually after fourth anniversary of lease. Production royalty of 2.5% of NSR.

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Agreement	Recorded	Royalty
Lease Dated July 1, 2000	Recorded as a memorandum as Document No. 467521 in Book 1, Pages 5290-5317 in the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, on February 28, 2001. The Lease affects unpatented lode mining claims and agreements pertaining to lands situated in Sections 12 and 13, Township 39 North, Range 46 East, and in Sections 7, 18 and 19, Township 39 North, Range 47 East, MDM, Elko County, Nevada.	Advance minimum royalty totaling $150,000 payable between execution of lease and fourth anniversary and of $75,000 until the lease is terminated or expires, whichever first occurs. NSR payable as a production royalty as follows: (i) 4% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is $500 or less; or (ii) 5% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is $700 or less; or (iii) 6% if the average spot price of gold quoted on the London Bullion Market, Afternoon fix, for a particular payment period is greater than $700.When the Lessee has cumulatively paid the Lessor the sum of $1,000,000 in advance minimum royalties, production royalties or other form of pre- payment of same, the production royalty shall be reduced by 1% of NSR so that the above percentages will be 3%, 4% and 5%, respectively.
Agreement dated August 11, 2000	Recorded as Document No. 462327 in Book 0 at Pages 23222-23233 of the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, and on September 18, 2000	Laura 6 and 20 unpatented lode mining claims are subject to a 2% NSR and portions of the REDAR 3, 4 and 5, and ESTAR 1, 7, 8, 11, 18 and 19 unpatented lode mining claims are subject to a 1% NSR

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Agreement	Recorded	Royalty
Mining Lease and Agreement dated April 18, 2005	Recorded as a memorandum as Document No. 534181 in the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, and amended on December 21, 2006	Advance royalty payments going forward of $75,000 on April 18, 2014, $100,000 on April 18, 2015 and $100,000 on each April 18 thereafter; commencing on April 18, 2016, advance royalty payments shall escalate by 5% each year. 50% of all advance royalty payments to be credited against production royalty payments otherwise payable: (i) for precious metals, 4% NSR if average gold price per ounce ("AGP") is less than or equal to $500.00, 5% if AGP is between $500.01 and $700.00, and 6% if AGP is $700.01 and above; and (ii) 3% NSR for ores other than precious metals, all subject to proportionate reduction in certain circumstances in accordance with terms of lease.
Mining Sublease and Option dated April 2, 2007	Recorded as a memorandum as Document No. 571656 in the Official Records of the Elko County Recorder’s Office, Elko County, Nevada, on April 20, 2007	1.5% NSR on properties identified in Part 1 of Exhibit A of the Mining Lease with Conditional Purchase Obligation Agreement dated April 2, 2007 (attached as Exhibit I to sublease), 3.0% NSR on properties identified in Part 2 of Exhibit A, subject to proportionate reduction in certain circumstances in accordance with terms of sublease.
Royalty Agreement dated February 12, 2014		The payee under the royalty agreement will receive a 2.5% NSR royalty from all production on the Midas Property starting in 2019.

4.5.	Location of Mineralization

The Midas Mine and associated infrastructure are located near the southern limits of the land package, primarily within sections 22 and 27 of T39N R 46E.

Klondex has an approved plan of operations with the BLM for exploration activities on the property. Klondex has a second plan of operations associated with the construction of five vent raises which were designed for ventilation to remote areas of the proposed expanded underground. The mill and most of the Midas infrastructure are located on private lands. The permits required to operate the mine and mill are listed in Section 20.5. The authors are not aware of any environmental liabilities beyond normal reclamation and site closure that exist at the Project. The existing TSF is nearing capacity, and further expansion carries a relatively high unit cost per ton of tailings compared to constructing a new TSF. A new TSF will be required to be permitted by both state and federal authorities, and such permits will take two or more years to secure. There are no other regulatory issues known to the authors related to the continued operation of the Midas Project.

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Ponce 2008

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5.	Infrastructure

5.1.	Access to the Midas Mine

The Midas Mine can be reached from the town of Winnemucca by driving east on Interstate Highway I-80 for 15 miles to the Golconda Exit Number 194. From Exit 194, turn left onto Nevada State Highway 790 (NV 790) for 0.3 miles, then take the first right onto Nevada State Highway 789 (NV 789) and drive northeast for 43 miles towards the town of Midas. NV 789 turns into NV 18 / Midas Road at about mile thirty. One quarter mile past the turn-off to the town of Midas, continue to follow the Midas Road to a mine direction sign. The entrance to the mine site is about two and one half miles past the town of Midas. To reach the Midas Mine from Battle Mountain, drive west on I-80 for 36.5 miles to reach the Golconda Exit, and then proceed as described above. (Figure 5-1)

The roads leading to the mine are mostly unpaved but are maintained by state, county and Midas operational crews in order to service the ranches and mines in the vicinity. In this part of Nevada, it is common for mine staff to commute long distances for work on a daily basis. The average commute for Midas staff is one and one quarter to one and one half hours each way.

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5.2.	Climate

The climate at Midas is typical for northern Nevada with hot summers and cold winters. Average daily summer temperatures range from 50 degrees Fahrenheit (°F) to 95°F, and average winter temperatures range from 15°F to 40°F. Summer temperature extremes may reach above 100°F for short periods, and winter extreme temperatures may drop to below 0°F for short periods. Fieldwork, including exploration drilling, is commonly conducted throughout the year except for winter. Mines in northern Nevada typically operate all year without experiencing any major weather-related problems.

5.3.	Vegetation

Midas vegetation is mainly limited to sagebrush, other species of low vegetation, and some grasses. There are no trees at the Project. As a result of the low quantity of rainfall, the vegetation is low and sparse.

5.4.	Physiography

The Midas Mine is in the foothills on the southeast slope of the Snowstorm Mountains on the north side of Squaw Valley. The elevation of surface infrastructure lies mostly between 5,400 to 5,800 feet. The topographic relief is moderate with mature topography consisting mostly of rounded hills with steeper grades along more competent strata. The Midas project falls on the USGS’s Midas, Oregon Canyon, Scraper Springs, and Squaw Valley Ranch 7.5 minute topographic quadrangles, and on the Tuscarora 1:100,000 scale quadrangle

5.5.	Local Resources and Infrastructure

The Midas Mine is a well-established facility with extensive underground mine workings and a proven processing facility with nameplate capacity of 1,200 tpd. Prior to the Midas Acquisition, power was supplied from Newmont’s Dunphy power plant via NV Energy Corp. (“NV Energy”) transmission lines and the Osgood substation. Klondex purchases electrical power from NV Energy which is transmitted through the same infrastructure to Midas.

The towns of Winnemucca and Battle Mountain, about 58 miles southwest and 43 miles south of the Project, respectively, are the nearest larger towns and are home to the workforce and industrial suppliers. These towns are the only locations with amenities and services such as motels, fuel, grocery stores and restaurants. Newmont supplied its Midas operations through its centralized warehousing rather than maintaining an on-site warehouse. Klondex has established business relationships with the suppliers necessary to support ongoing operations and has inventoried on site those items frequently used.

Maintenance of the main access roads is reliable because the roads are also used by ranchers and other mining companies. State road NV 789 serves as access to Newmont’s Twin Creeks mine, Atna Resources Ltd.’s Pinson Gold Project Mine, and Barrick Gold Corporation’s Turquoise Ridge Mine along the Getchell Gold Belt. In addition, Waterton Global Mining Company’s Hollister Mine access road is roughly eight miles beyond the Midas Mine turn-off on NV 18.

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The most accessible rail siding is located near the town of Golconda, a small community of about 200 people, the point of departure from the interstate on the best maintained route to Midas. Golconda has no services with the exception of an intermittently operating convenience store.

The local infrastructure and Midas Mine land position are adequate to support ongoing exploration and mining activity. There is land available adjacent to the existing TSF to support expansion of that facility as needed.

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6.	History

6.1.	Exploration History

The Midas Mining district, also known as the Gold Circle district in its earlier years, had historic gold production dating as early as 1907 (Rott, 1931). Modern exploration methods were employed in the district casually in the 1970s and 1980s by various companies, and exploration began in earnest in the early 1990s when Franco-Nevada Mining assembled a land package at the urging of Ken Snyder.

The official discovery of high grade veins at Midas occurred in 1994 at the Rex Grande prospect, which grew into the Colorado Grande vein . Mine development commenced in 1997, and Franco-Nevada Mining operated the mine on behalf of the Midas Joint Venture (Franco-Nevada/Euro-Nevada) until the mine was acquired by Normandy in 2001, followed by the Newmont acquisition of Normandy in 2002. Prior to the Midas Mine acquisition by Klondex in February 2014, Newmont was the operator from 2002 through 2014. Klondex is currently the operator of the Midas Mine.

The Midas land package is quite large, extending well beyond the known mineralized extents, and exploration is ongoing, with pauses to focus on near-mine vein delineation. In 2012, Newmont ceased all exploration activity at Midas and began to plan for final depletion and closure.

Historic exploration activities include soil and rock chip sampling, surface mapping, geophysics, and drilling. Thirty-eight holes were drilled by Newmont in the 2011 to 2012 field season to test 15 targets with follow-up work recommended in four of the areas tested. The follow up work was Not completed.

6.2.	Production History

Midas is a historic mining district, with recorded production beginning in the early 1900s. Most accounts estimate approximately 300,000 ounces of gold and three million ounces of silver production between 1907 and 1942 when non-essential mining activity was suspended by the War Production Board. This production was from predominately underground mining of high grade veins that outcropped at surface, sporadically augmented by discoveries of placer deposits. The largest historic producer was the Elko-Prince mine in the northern part of the district.

Since modern mining began in 1998, 2.2 million ounces of gold and 26.9 million ounces of silver were produced by Franco-Nevada Mining, Normandy, and Newmont.

Recent production from the Midas mill, prior to the acquisition of the Project by Klondex, is presented in Table 6-1. Production rates peaked in 2011 and declined in succeeding years. Gold grades have also declined, indicating Newmont’s planned depletion of the Main Veins. Silver grades increased in 2013 indicating the shift in production from the Main Veins to the East Veins where the silver gold ratio is substantially greater.

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Table 6-1 Annual Midas Mill Production

Year	Kt	Au (opt)	Ag (opt)
2013 (1)	190	0.21	5.7
2012	330	0.23	4.1
2011	367	0.31	4.3
2010 (2)	327	0.43	6
2009 (3)	291	0.51	6.9
Notes:
1.	Ten months through October.
2.	Includes toll milling 35kt containing 27 koz. Au and 194 koz. Ag from Hollister.
3.	Includes toll milling 35kt containing 34 koz. Au and 361 koz. Ag from Hollister.

6.3.	Historical Mineral Reserve and Mineral Resource Estimates

Newmont’s historic mineral reserves and mineral resources are presented in Table 6-2 through Table 6-4 (Newmont Mining Corporation, 2013). A qualified person within the meaning of the NI 43-101, has not classified these historic estimates as current mineral reserves or mineral resources, and Klondex is not treating these historic estimates as a current mineral reserves or mineral resources. The authors are unaware of methods, parameters or assumptions used to generate these historic estimates and cannot comment to their accuracy.

Table 6-2 Newmont Historic Mineral Reserve Estimates

	Proven					Probable					Proven + Probable
Year	kt	Au	Ag	Au	Ag	kt	Au	Ag	Au	Ag	kt	Au	Ag	Au	Ag
		Grade	Grade	(koz)	(koz)		Grade	Grade	(koz)	(koz)		Grade	Grade	(koz)	(koz)
2012	200	0.19	3.07	30	510	400	0.06	9.73	20	3,900	600	0.10	7.79	50	4,410
2011	300	0.32	4.62	80	1,200	500	0.18	8.63	80	4,050	800	0.23	7.20	160	5,250
2010	200	0.39		100		300	0.26		90		500	0.32		190	-
2009	400	0.48		200		300	0.35		100		700	0.43		300	-

Source: Modified from Newmont Mining Corporation website

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Table 6-3 Newmont Historic Measured and Indicated Mineral Resources

	Measured					Indicated					Measured + Indicated
		Au	Ag	Au	Ag		Au	Ag	Au	Ag		Au	Ag	Au	Ag
Year	kt	Grade	Grade	(koz)	(koz)	kt	Grade	Grade	(koz)	(koz)	kt	Grade	Grade	(koz)	(koz)
2012	18	0.149	2.24	3	40	100	0.039	7.72	4	700	118	0.095	7.79	7	740
2011	10	0.094	1.72	1	17	100	0.066	4.76	6	476	110	0.226	7.20	7	493
2010	20	0.152		3		100	0.172		17		120	0.170		20
2009						100	0.188		19		100	0.118		19

Source: Modified from Newmont Mining Corporation website

Table 6-4 Newmont Historic Inferred Mineral Resources

	Inferred
		Au	Ag	Au	Ag
Year	kt	Grade	Grade	(koz)	(koz)
2012	3000	0.070	7.16	20	2,500
2011	100	0.049	9.56	5	96
2010	100	0.214	-	21	-
2009	100	0.248	-	25	-

Source: Modified from Newmont Mining Corporation website

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7.	Geological Setting and Mineralization

7.1.	Regional Geology

The Midas Mine is located on the southeast flank of the Snowstorm Mountain range near the eastern margin of the NNR structural domain, hosted in a bimodal suite of volcanic rocks. Several other structurally controlled, epithermal precious-metal vein deposits are hosted in similar Miocene-age volcanic rocks along the NNR, including Klondex’s Fire Creek Project, Newmont’s Mule Canyon Mine (“Mule Canyon”), and Waterton Global’s Hollister Mine, (under the name of Carlin Resources). All occur along the NNR (Figure 7-1) and share similar mineralization characteristics, including epithermal textures and trace-elements, locally high grade Au and Ag, mid-Miocene ages of mineralization (15.1 -15.6 Ma) and close temporal association with the Miocene host rocks (John et al., 2003; John, 2001; Leavitt et al., 2004; Wallace, 2003).

The NNR is distinguishable on regional-scale magnetic maps as a prominent north-northwest-trending lineament of magnetic highs. This distinctive positive magnetic anomaly is caused by Miocene-age syn-rift mafic and intermediate volcanic rocks of basaltic to dacitic composition

The NNR originated at the McDermitt caldera in northwest Nevada, site of the initial eruption of the Yellowstone hot spot (Zoback et al., 1994), and propagated 500 km to southeast Nevada. The rift is readily visible on regional aeromagnetic maps as a narrow positive anomaly for approximately 250 km (John et al, 2000) and is defined by an accumulation of basaltic to dacitic lava flows and dikes of mid-Miocene age. In the central portion of the rift between the Malpais Rim and Midas, John et al. (2000) defined it as a 5- to 30-km wide north-northwest-trending zone that corresponds to a magnetic high, to mafic dikes and high-angle normal faults that parallel the anomaly, and to middle Miocene volcanic flows that overlie the anomaly. The primary extension direction during rift development and magmatism at 16.5 – 15 Ma was ENE to WSW, perpendicular to the N22°W axis of the rift. These syn-rift faults sharply bound the present-day NNR on the west and decrease towards the east. From 10 Ma to about 6 Ma, the regional stress field rotated clockwise, resulting in an extension direction that was NNW-SSE (Zoback et al., 1994). This resulted in the formation of horst and graben faults that cut the NNR to form ENE-trending grabens such as the Midas Trough, the Argenta Rim, and the Malpais Rim (Figure 7-2).

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Grid: UTM NAD83 Zn11N Intl feet
Twin Creeks
Turquoise Ridge
Pinson
Midas
Hollister
Mule Canyon
Fire Creek
Pipeline-Cortez Hill
Legend
NNR
Mines
Faults
Rock Types
Lithology
alluvium
andesite
arkose
ash-flow tuff
basalt
chert
claystone
conglomerate
diorite
gabbro
glacial drift
gneiss
granite
granitoid
granodiorite
greenstone
landslide
limestone
marble
metavolcanic rock
playa
quartz latite
quartz monzonite
quartzite
rhyolite
sandstone
schist
serpentinite
shale
siltstone
KLONDEX MINES LTD.
Klondex Mines Limited
Midas Mine
Elko County, Nevada
0
10
20
Miles
N

(Modified from Ludington et al., 2005).

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(Modified from Wallace et al., 1998)

The chemical composition of the volcanic and intrusive rocks varies greatly within the rift, ranging from mafic to intermediate volcanic flows at the Malpais and Argenta Rims, mafic flows at Fire Creek, felsic tuff and andesite at Ivanhoe, and a bimodal sequence at Midas of felsic flows, tuffs and domes, and basaltic sills and dikes. Consequently, rocks from one mining district generally cannot be correlated directly with those from another, except in a time sense where high-resolution radiometric dates are available. Gold mineralization at Midas is structurally controlled by normal faults within the NNR. The style of structurally controlled mineralization observed at the Midas Mine is typical of rift-hosted epithermal style mineralization associated with an intrusive center.

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7.2.	Midas Mine Local Geology

The Midas deposit belongs to a group of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the rift. Interpretation of argon-argon (40Ar/39Ar) dates from volcanic rocks and hydrothermal minerals related to gold mineralization, and additional isotopic dates throughout the Midas region, constrain the timing of volcanic, tectonic, and hydrothermal activity. The Midas hydrothermal system developed following a change from mafic-dominated bimodal volcanism and basin formation to felsic volcanism and extensional faulting at about 15.6 Ma. (Leavitt et al. 2004).

From 15.6 to 15.2 Ma, lacustrine sediments and tuffs were deposited on a relatively impermeable rhyolite flow at Midas. During this period, faulting and tilting of the volcanic edifice created pathways for hydrothermal fluids that flowed to the surface forming sinter and hydrothermal breccia. The Midas district at this time was the site of an epithermal hot-spring system, with deposition of volcaniclastic rocks in a series of fresh-water lakes. Approximately 200 thousand years after the change in volcano-tectonic regime, dip-slip normal faulting incurred a small component of left-lateral oblique-slip stress along zones of pre-existing weakness, creating dilational zones and additional channel ways for mineralizing fluids (Leavitt et al., 2004; Rhys, 2002).

At 15.4 Ma, epithermal quartz-calcite-adularia veins formed in fault zones and open conduits in the geothermal field. Ore is confined to steeply dipping, banded quartz veins within north-northwest-striking faults. Highest ore grades display an elevation control related to the paleo-water table, brittle felsic host rocks, and the widest veins (including the Colorado Grande shear vein and the Gold Crown extension vein). The deposition of high-grade Au-Ag mineralization at 15.37 Ma (Leavitt et al, 2004) is identical to the age of rhyolite intrusions which likely provided the heat necessary to drive the hydrothermal system. The age of an unaltered tuff that unconformably overlies opalized sediments establishes that tilting of the units and the hydrothermal system had ceased by 15.2 Ma. The temporal and spatial coincidence of rhyolite volcanism, faulting, and high-grade mineralization may reflect the importance of contributions from deeper fluid reservoirs containing magmatic components or highly exchanged meteoric waters (Leavitt et al., 2004).

The paragenesis of gangue and ore minerals in the Midas veins are consistent with an epithermal hot spring (geothermal) system dominated by meteoric water. Fluid inclusions within the quartz veins indicate low salinities (as expected from meteoric water), and homogenization temperatures between 190-260°C (Riederer and Brown, 2008; Simpson and Mauk, 2001). The paleosurface above the quartz and calcite veins was estimated by Simpson and Mauk (2001) to be between 6200 and 7570 ft above sea level, indicating at least 330 to 1090 ft of erosion, and averaging 500-1000 ft. There are no sinters present in the central part of the district, particularly above the Colorado Grande or Gold Crown veins.

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At a microscopic scale, the mechanism to deposit the bonanza ore grades of electrum and selenide minerals can be attributed to colloidal precipitation (Saunders et al., 2007) in which charged particles of gold and silver suspended in a saturated hydrothermal fluid quickly coagulate along the open walls of the veins. The bulk of the gold and silver metal was precipitated early, forming the highest precious-metal grades symmetrically on the outside walls of the veins, followed by less gold and silver in successive depositional events, and lastly depositing low-grade to barren quartz-calcite in the centers of some of the veins.

Veins at Midas pinch and swell along strike, and up and down dip. Veins commonly split before merging along strike. The geometrical shapes of the veins are described as cymoids (Marma and Vance, 2011); these shapes are fractal in nature, with predictable outcomes and can be used to predict ore chutes and vein structures in the underground workings.

Some of the wider and more complex veins, such as the Colorado Grande and Gold Crown, show evidence for repeated brecciation and mineralization resulting in the highest precious-metal grades in the district where electrum and naumannite are distributed across the width of the veins. The individual pulses of saturated metal-bearing hydrothermal fluid into the geothermal reservoir seem likely to be key to forming high-grade gold-silver veins at Midas.

The Midas veins formed during a middle Miocene pulse of bimodal basalt-rhyolite magmatism that was widespread throughout the northern Great Basin. Drilling in the district has shown that Miocene tuffs, flows, and volcaniclastic rocks extend to a depth of at least 1.5 kilometers (km) beneath the present eroded surface. The depth to older Tertiary volcanic rocks or pre-Tertiary basement is unknown, however, xenoliths of quartzite and metasedimentary rock resembling Paleozoic siliciclastic lithology and representing the pre-Tertiary basement, have been uncovered in a mafic dike or sill of basaltic andesite.

The middle Miocene stratigraphic column at Midas is shown in Figure 7-3 (Goldstrand and Schmidt, 2000; Leavitt et al., 2004). From bottom to top the Miocene rocks consists of:

Tlt - a lower tuff unit, which forms the base of the altered section of Miocene ash-flow tuffs in the district;

Tjb - The June Belle formation, which overlies the lower tuff unit and comprises a rhyolite flow-dome-tuff complex, 10 to 250 meters (m) thick;

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Tep - The Elko Prince formation, which has both gradational and sharp contacts with the underlying June Belle formation. The Elko Prince formation is composed of a variety of ash-flow tuffs and volcaniclastic sedimentary rocks and is divided into three informal members:

Tep 1 - is up to 155 m thick and consists of green-gray poorly welded lithic-crystal ash-flow tuff that contains clasts of basalt, welded tuff, banded rhyolite, and pumice;

Tep2 - is a distinctive marker unit composed of gray carbonaceous lacustrine and volcaniclastic sedimentary rocks that are laterally discontinuous and up to 30 m thick;

Tep3 – is the upper member consisting of light-green lapilli tuff that has undergone little to no welding and weak to moderate compaction. The unit is 30 to 105 m thick in the mine area.;

Tepu - a fine-grained, white, sanidine-rich air-fall tuff overlies Tep 3 in some areas;

Tes - sediments of the Esmeralda formation, 85 to 260 m thick, consist of an alternating sequence of tuffaceous and carbonaceous lacustrine sedimentary rocks, pebble conglomerates, and fine-grained amygdaloidal tuffs that form five distinct informal members, Tes1 through 5;

Trf - the so-called “red rhyolite” tuff, the top of which caps the altered rocks in the district, and is dated at 15.63 Ma.

This stratigraphic section is cut by numerous mafic sills and dikes known as Tbg (Tertiary basaltic gabbro). Locally the sills are 700-1200 ft thick in the eastern part of the district and inflate the stratigraphic pile (Fig. 7-4). Peperites (a sedimentary rock that contains fragments of igneous material and is formed when magma comes into contact with wet sediments) grade laterally into a feature described locally as a “clastic dike” (Tcd). The clastic dike is sub-parallel to a north-south–striking fault that contains the Colorado Grande vein.

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Figure 7-3 Midas Stratigraphic Section

15.23 ± 0.10 Ma
15.40 ± 0.09 Ma
15.63 ± 0.12 Ma
15.9 ± 0.3 Ma
16.0 ± 0.2 Ma
15.60 ± 0.09 Ma
Au-Ag quartz vein
15.37 ± 0.09 Ma
15.30 ± 0.08 Ma
Clastic dike
Tbg - basalt and basaltic andesite dikes, sills, and flows
Trdf-unaltered rhyolite ash-flow tuff
Ts-sinter and opalized breccias
Tts-tuffaceous siltstone and tuff
Tri-rhyolite dikes
Trp-rhyolite porphyry
Trf-rhyolite flows and tuff
Esmeralda Formation
Tes 5-siltstone and tuffaceous sandstone
Tes 4-amygdaloidal tuff
Tes 3-carbonaceous siltstone
Tes 2-amygdaloidal tuff
Tes 1-carbonaceous siltstone with basal pebble conglomerate
Elko Prince Formation
Tepu-airfall tuff
Tep 3-lapilli tuff
Tep 2-carbonaceous laminated siltstone and sandstone
Tep 1-lithic tuff
June Bell Formation
Tjb-rhyolite flows, domes, tuff and vitrophyre
Lower Tuff
Tlt-lapilli, lithic, and welded and non-welded tuffs

(Leavitt et al., 2004, Modified from Goldstrand and Schmidt, 2000.)

The structural setting of the Colorado Grande “shear” vein was provided in a laterally and vertically persistent, north-south to N10-30°W-striking, steeply northeast- dipping normal fault. The Gold Crown “extension” vein formed in a steeply northeast-dipping, N 50° to 60° W-striking fault that splays into the footwall of the Colorado Grande vein on the Midas fault. Other fault splays of similar orientation in the hanging wall host additional veins (Leavitt et al., 2004). The Midas fault is the principal structure in the mine and dips typically exceed 70° to the northeast. Late oblique-slip stress with minor left-lateral offset on the Midas fault created dilational openings that were filled by the Colorado Grande vein (Rhys, 2002). The Gold Crown, Discovery, and Snow White veins to the northwest are all extensional veins, differing in character from the Colorado Grande shear vein.

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The Colorado Grande and Gold Crown veins formed during multiple episodes of deposition and brecciation. Early silica flooding and brecciation of the wall rocks was followed by deposition of banded veins, several centimeters to several meters wide, which comprise high-grade ore. Dark bands variably enriched in electrum, naumannite (Ag2Se), aguilarite (Ag4SeS), acanthite (Ag2S), and lesser chalcopyrite, pyrite, sphalerite, galena, and marcasite alternate with quartz-, chalcedony-, adularia-, and calcite-rich bands (Rhys, 2002; Leavitt et al., 2004).

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The alteration assemblages at Midas show zonation centered on the main veins. Weak propylitic alteration occurs at distances greater than 1,300 feet from the veins. Minor veining and partial replacement of phenocrysts and groundmass by chlorite, calcite, minor smectite (predominantly montmorillonite), and a trace of pyrite characterize this alteration (Leavitt et al 2004).

In summary, the structural geology of the district is as follows:

There are three general stress regimes responsible for the fault geometries and mineralization in the Midas district.

Generally, NW-striking normal faults compose an orthorhombic system that is consistent with the regional mid-Miocene strain field;

These faults were re-activated under a transient change in the stress field that coincided with gold deposition, a return to normal faulting followed, and;

Data collected to date indicate that the late Owyhee faults comprise a normal fault system, with minor left-lateral oblique slip

Application of a structural model in the periphery of the district will be hampered by the high-level of exposure in the system known to have blind veins. Growth faults at this level may display minimal displacement, much of which may be post-mineral. Improved geologic mapping of the outlying areas, in concert with the CSAMT (Controlled Source Audio Frequency Magnetotellurics Testing) geophysical survey technique, will likely become the primary targeting tools outside the main district (Postlethwaite, 2011).

The Midas fault, host to the Colorado Grande vein, is the principal structure in the mine. It strikes approximately N15°W and coincides with a structural high or arch within the district. Closure of rock exposures to the south and general convergence of bedding strike on the west and east sides of the arch to the south indicate a shallow southerly plunge. Based on drill hole information, the Midas fault shows apparent normal movement, down to the east, of more than 1,000 feet as determined from offset stratigraphy. Left-lateral shear movement along the Midas fault later created northwest oriented, dilatant openings that host bonanza vein mineralization (Rhys, 2002). Owyhee structures oriented N65°E show syn- to post-ore - movement, as the Colorado Grande (Midas fault) is displaced along the Northern and Southern Owyhee faults. The most recent movement on the Owyhee structures resulted from basin and range extension during the last 10 Ma (Graf, 2013; Zoback et al, 1994).

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7.3.	Vein Nomenclature

The near mine veins at Midas are divided into four major groups, which are shown graphically in Figure 7-6 and listed in Table 7-1. Prior to 2013, all production was from the Main Vein group, particularly the Colorado Grande and Gold Crown Veins. Development of the East Veins began in 2012.

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The third group of veins is comprised of the Queen and SR veins located to the south of the existing workings and south of the South Owyhee (SOW) Fault. There has been no mining on these veins; they are defined only by surface drilling. They represent a high priority near mine target, and the Queen Vein has been added to the mineral resources estimate.

The fourth group of veins are west of the main vein system and includes the Link and Midas Trend veins. Like the southern vein group, these veins have yet to be delineated from underground.

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Table 7-1 Significant Veins

		Vein
Group	Vein Name	No.
	Colorado Grande	105
	Gold Crown	205
	Gold Crown HW	305
	Snow White	405
	Discovery	505
Main Veins	Sleeping Beauty	605
	Colorado Sur	705
	Gold Crown Southern Ext	108
	Gold Crown HW Split	208
	Happy	1081
	Homestead	777
	Charger Hill	805
East Veins	GP	905
	Ace	9052
South	Queen	1605
Veins	SR	5005
	SV	101
West Veins	Midas Trend	201
	Link	1026

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8.	Deposit Types

8.1.	Alteration and Mineralization

On a general scale, the hydrothermal system and subsequent mineralization developed at Midas is currently interpreted as a low sulfidation, epithermal precious-metal vein system, as part of a larger magmatic system at depth. A model of this type shows how loss of volatiles from magmas at depth can form large porphyry deposits adjacent to the intrusions (Figure 8-1). If the correct structural and/or hydrologic conditions exist, then metal-rich magmatic fluids potentially can migrate upward and outward to form low-sulfidation epithermal deposits (Saunders et al, 2007).

(Hodenquist and Lowenstern)

Mineralization at Midas appears to be part of a convective system related to emplacement of a magmatic heat source at depth. In this schematic model, contacts, faults, and fractures likely provided conduits for geothermal fluids to migrate to the surface, mix with meteoric water, and form epithermal hot springs. Siliceous minerals and gold and silver precipitated as banded bonanza veins in open veins and conduits. Later oxidation of the upper part of this hydrothermal system likely occurred due to convection of a localized plume of low acidity (pH) groundwater. This oxidation effect altered the host rocks under the silica cap to an assemblage of clays, zeolites, and iron oxides. Such an oxide zone at Midas is mostly limited.

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A chronology of magmatic and hydrothermal events leading to mineralization (Leavitt et al., 2004) at Midas include:

The Midas hydrothermal system developed after mafic volcanism waned and during rift-related felsic-dominated volcanism. The close spatial association of mineralization with felsic volcanism (units Tjb, Tep) suggests that felsic intrusions provided a heat source to drive convection of hydrothermal fluids.

Gentle tilting and faulting during the felsic-dominated volcanism provided plumbing for fluid flow. Gently dipping flows of the relatively impermeable red rhyolite (Trf) near the paleo-surface probably formed a cap to the hydrothermal system that was breached locally by normal faults. Normal faults facilitated fluid up-flow.

Shallow lakes were present in the vicinity of Midas during formation of the host rocks (units Tep2, Tes). During hydrothermal activity, water from the lakes recharged the meteoric water-dominated geothermal system.

The nearly synchronous deposition of high-grade Au-Ag selenium–rich veins throughout the Midas area suggests that the quartz-adularia-calcite veins were derived from the same hydrothermal system by common depositional mechanisms. The source of the precious metals, however, may be sourced from mafic magmas at depth, rather than from the felsic intrusions, and transported quickly to the Midas hydrothermal system as colloids (Saunders et al, 2007) where the particles precipitate on the vein walls. At Midas, the thickest portions of high-grade veins occur in dilational zones created by oblique-slip stress along a north-northwest to northwest-striking fault system. Evidence of coeval faulting and high-grade mineralization (vein breccia, Tcd) suggests that seismic events may have triggered movement along existing fault zones with release of metal-bearing fluids from deeper hydrothermal reservoirs. The presence of bladed quartz-after-calcite and adularia in quartz veins are indicative of boiling, possibly caused by the decreased pressure along fault conduits.

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9.	Exploration

Most recently, Newmont utilized analysis from CSAMT geophysical surveys to target district-wide veins at depth. The CSAMT helped Newmont define distinct structures across the Midas District in conjunction with surface mapping and analysis of previous drilling data. Resistivity anomalies defined distinct structures and near surface silicification commonly associated with veining at depth.

9.1.	2011 to 2012 Drill Target Selection Methodology

Newmont’s exploration program for 2011 and 2012 included the identification of 16 target areas. Newmont drill tested 14 of the areas, and identified four areas for follow-up. Drill intercepts with notable mineralization from those four areas include:

•	Opal Hill - DMC-00251 = 7.3 feet at 0.073 opt Au / 0.126 opt Ag;
•	Grant Jackson/Missing link - DMC-00226 = 5.0 feet at 0.249Au / 0.028Ag;
•	Redscrabble – 31.0 feet at 0.041 Au / 0.128 Ag, and;
•	Hardscrabble - DMC-00232A = 14.1 feet at 0.068Au / 4.66Ag.

Midas drill targets were ranked by Newmont using the following data sets:

1.	Soil and Rock Chip Geochemistry – As, Hg, Se and Sb anomalies;
2.	Surface mapping – Large mapped fault structure with favorable orientation;
3.	Geophysics – Resitivity anomalies from (CSAMT) and;
4.	Application of the epithermal model

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Results of Newmont’s2011 to 2012 drilling are summarized below: (Graf 2013):

Opal Hill - One core-tail was drilled in the Opal Hill target during 2012 to test a CSAMT anomaly and previously drilled high grade reverse-circulation (RC) intercepts. Mapping in this area has defined opalization, eruption breccias and drill hole geochemical signatures of a high-level epithermal system indicating possible mineralization at depth. It was recommended to drill two holes at various depths along this fault to further define the potential for high grade Gold veins at depth.

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Redscrabble - Two core-tails and one RC hole were drilled in the Redscrabble area in 2012. These holes originally targeted the northwest (NW) striking Hardscrabble fault, but drilling intercepts have led to a new interpretation of the structure. The Redscrabble fault appears to be the northern extension of the Hardscrabble fault, offset along the Southern Owyhee Fault. It was recommended to drill two more holes into this structure (500 feet above and below gold intercept) to determine where high grade veins could be located in this fault.

Grant Jackson / Missing Link - Six core-tail holes were drilled in the Grant Jackson-Missing Link area in 2012. These holes were drilled to test veins at depth. There is limited drilling on these targets below 5,200 ft due to this being the conceptual ore horizon throughout the Midas District. This new drill data suggests potential remains for “bonanza” grade veins at depth. The Missing Link Vein has limited drilling. This new intercept suggests that the vein may be striking NW, which may make it a southern extension of the Midas Trend Vein. It was recommended to drill one hole on each of these veins in 2013, a deep hole on Grant Jackson to test depth, and one hole on Missing Link to test strike.

Hardscrabble - Three core-tails and one RC hole were drilled in the Hardscrabble target during 2011-2012 to test a CSAMT anomaly and offset previously drilled high grade intercepts. Geology and mineralization suggest this structure may horsetails as it moves to the south. There is some inconsistency in logged chips from 2002 to present. These chips and core should be re-logged. It was recommended to drill two holes 200 feet deeper along this fault to the north to further define the potential for high grade gold veins at depth.

Golden Belle - Four core-tail holes were drilled in the Golden Belle area in 2011, and three core-tail follow-up holes were drilled in 2012. Five holes were previously completed in the mid 2000’s, intercepting higher grade silver. These more recent holes were drilled to test for higher grade gold at depth. Due to inconsistency in logging of core and chips, a cross section was not constructed until geologic units can be determined. It was recommended to re-log RC drill chips to provide consistency within this structural zone. If questions still remain on lithologies, a litho-geochemical study should be completed to determine chemical identities of Midas geologic units to aid in district wide RC logging.

Eastern Star - One core-tail and two RC holes were drilled targeting the Eastern Star fault in 2011. Mercury (Hg) anomalies in this area suggest the gold/silver system is below the Hg anomaly. The holes were drilled to test for high grade veins at depth. The deepest hole appears to have missed the interpreted structure, and one follow-up RC hole was recommended to test this structure at depth.

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Red Bluff - One core hole was drilled into the Red Bluff fault in 2011. This hole was drilled with an underground U-8 rig due to pad restriction size and shallow angle of the drilled hole. A weak fault zone with quartz was encountered 985 feet down hole, which corresponds with the west dipping Red Bluff fault. This area has the potential to host Au mineralization, but no further drilling was recommended at this time.

Fe Oxide fault - Two RC holes and two core-tails were drilled into the FeOx target during 2011-2012 to test a CSAMT anomaly and surface mapped fault. The two RC holes were drilled into the footwall (FW) of the fault, and the two core tails crossed the fault. The fault contact was Tep1/Tess, indicating significant offset; however, there was no Au or vein mineralization present within the fault. There are weak anomalies of arsenic (As) along the fault. No drilling was recommended in the FeOx area.

Astralagus - One core-tail and one RC hole were drilled into the Astralagus target during 2012 to test a CSAMT anomaly and surface mapped fault with unit test in the hanging wall and unit Tep1 in the footwall. This is similar to offset seen to the south in the FeOx area. There was no Au or vein mineralization present within the fault. No significant geochemical anomalies were found within the drill holes. No drilling was recommended in the Astralagus area.

Mill Hill - One RC hole was drilled into the East Squaw Creek Fault during 2011 to test a CSAMT anomaly. This hole had no Au or geochemical anomalies, and no fault structures were encountered. No drilling was recommended in the Mill Hill area.

Homestead - Two core-tail holes were drilled in the Homestead area during 2011-2012. These holes were drilled about 500-foot and about 1,500-foot north of the limit of underground drilling along the Homestead Vein. The furthest north underground intercept along the vein assayed 1.0 foot at 0.119 opt Au and 47.80 opt Ag. Both of the holes crossed the modeled structure; however, returned no significant intercepts. No further drilling was recommended on this vein structure until further mining occurs development along the East Veins.

Colorado Norte / Hoodoos - One core-tail and one RC hole were drilled into the Colorado Norte/Hoodoo’s faults during 2011-2012 encountering a fault structure (repeated section suggesting down drop to the west) filled with a mafic dike. There was no gold anomaly, but significant anomalies in As, Hg, and stibnite (Sb) existed, suggesting high level mineralization. One hole was drilled into the Hoodoos fault structure. This hole had no Au or geochemical anomalies, and no fault structures were encountered. It was recommended to drill below the anomalies in the Colorado Norte area, but due to the lack of Au encountered, it was not considered a priority. No drilling was recommended for the Hoodoos area.

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Eastern Sleeper - One RC hole was drilled into the Eastern Sleeper fault to test a CSAMT anomaly. This hole had no Au or geochemical anomalies, and no fault structures were encountered. No further drilling was recommended in the Eastern Sleeper area.

Saddle - One RC hole was drilled into the Saddle fault to test a CSAMT anomaly. This hole had no Au or geochemical anomalies, and no fault structures were encountered. No further drilling was recommended in the Saddle area.

In summary: Fourteen drill targets were tested by Newmont in 2011 and 2012 after careful review of geologic and geophysical features. Four areas have the potential for large Au deposits which may merit follow up drilling. They include:

1.	Opal Hill;
2.	Redscrabble;
3.	Grant Jackson/Missing link, and ;
4.	Hardscrabble.

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(Graf 2013)

9.2.	Klondex’s 2014 Drill Program

The Midas exploration team has adopted the low-sulfidation epithermal model. On a general scale, the hydrothermal system and subsequent mineralization developed at Midas is currently interpreted as a low-sulfidation, epithermal precious-metal vein system, as part of a larger magmatic system at depth. A model of this type shows how loss of volatiles from magmas at depth can form large porphyry deposits adjacent to the intrusions. If the correct structural and/or hydrologic conditions exist, then metal-rich magmatic fluids potentially can migrate upward and outward to form low-sulfidation epithermal deposits (Saunders et al, 2007) (Figure 8-1).

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This model information, coupled with a geochemical study on the Colorado Grande Vein, has increased the understanding of the depth to which high grade mineralization exists along vein systems. Two conclusions have been adopted to understand zoning within the mineralization systems:

1.

Arsenic is relatively enriched above the mineralization body. Arsenic values ranging from 0-10 parts per million (ppm) indicate a position below the mineralization body; values ranging from 10-25 ppm indicate a position within the mineralization body; and values ranging from 25 to over 100 ppm indicate a position above the mineralization body.

2.

Base metal enrichment with depth is not recognized. However, Cu is somewhat enriched at depth, where values ranging from 150 to 200 ppm occur below the mineralization body; values ranging from 50 to 150 ppm occur within the mineralization body; and values ranging from 0 to 50 ppm occur above the mineralization body.

Drilling along these four exploration targets to further define location of high-grade mineralization is recommended:

1.	Opal Hill;
2.	Grant Jackson / Missing Link;
3.	Redscrabble, and;
4.	Hardscrabble.

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Elko County, Nevada

(Graf 2013)

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(Graf 2013)

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(Graf 2013)

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(Graf 2013)

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10.	Drilling and Sampling Methodology

10.1.	Introduction

Klondex completed 112 new drill holes totaling 76,990 feet which were included in the current mineral resource estimate. As of the effective date of this report, August 31, 2014, drilling was ongoing. The previous operators of the Midas Mine have completed 4,037 drill holes totaling over 2.7 million feet of drilling on over a dozen major veins. The distribution of drill holes throughout the Midas Project area is shown in Figure 10-1. Typical cross sections through the veins with drill traces are shown in Figure 10-2 and Figure 10-3.

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The 21 veins included in the mineral resource estimate are defined by 2,990 drill holes which contain 10,116 feet of mineralized vein intercepts. There are an additional 18,041 channel samples totaling 160,764 feet of vein sampling. Of this total, approximately 1.5% of the drilling and 4.5% of the channel samples are attributable to Klondex and the balance to the previous owners of the project. True thickness of the veins varies from a fraction of a foot to several feet. Typical long sections showing the composite drilling and channel sampling locations are shown in Figure 10-4 through Figure 10-7.

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10.2.	Drill Core Sampling

In September 2014, authors of this report visited the Midas site but did not observe any drilling or sample recovery. The procedures used have been summarized from interviews with the Midas technical staff that have been employed at Midas by both Newmont and Klondex. These procedures are as follows:

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1.

Handling of the drilled core from the station includes drilling with a Diamec U8 core rig (other types of drill rigs have been used in the past). Drillers label core box lids with a unique Bore Hole Identification number (BHID, which includes the year), box number, and drilled interval. Drillers put the core in with top of drilled sequence leading the run in the box and end of drilled interval ending the run in the box. Drillers label the end of the run to the nearest one tenth of a foot, and measure and record the recovery in feet on wooden blocks, which are put at the end of the drilled interval.

2.	Drillers stack full core boxes on a pallet in numerical order.
3.

Drillers or geotechnicians either deliver the pallet to surface or take a partial delivery of core boxes in the back of their motorized underground personnel vehicle. They leave the pallet of core boxes (or individual core boxes on a spare pallet) at the core logging facility.

Collar locations and downhole surveys were conducted by Newmont staff with Newmont equipment, and the data uploaded directly into acQuire.

Channel samples along production drifts were also incorporated into this mineral resource estimate. The channel sample locations are stored as “synthetic drill holes” in AcQuire in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples were derived from Vulcan after geologists digitized the channel sample locations into the digital underground drift asbuilt survey. The channel sample locations were not survey points that can be verified by the author, but the asbuilts are derived from surveys.

It is not known by the authors what percent of core recovery Newmont experienced at Midas. Since February 2014, Klondex’s percent of core recovery at Midas is 95%.

Material from core, rejects, RC chips, and pulps were stored by Newmont onsite within a fenced and protected facility. This practice has been continued by Klondex.

Newmont logged core utilizing electronic tablets and uploaded data directly into acQuire. Newmont’s logging protocols for core have not been reviewed by the authors. Klondex’s logging protocols are as follows:

•	When core is delivered to the core shed, the core shed manager enters it into a core tracking spreadsheet located on the server. This allows the geologists to easily check core processing status.
•	Core is laid out on the logging table.
•	The logging form for the hole is downloaded from the AcQuire 4 data entry software to the logging computer.

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•	Geologists log details of lithology, alteration, structure, veins and sample interval directly into the logging computer.
•	When the log is finished, it is uploaded from the logging computer to the database.
•	Sample IDs are tracked on a separate “Master” spreadsheet. After the hole is logged, the geologist opens the spreadsheet named “Master”, which contains the sample IDs from the previous hole. The geologist over-writes the sample intervals from the previous hole with the sample intervals for the current hole then uses the next sample ID in the sequence to start generating sample IDs for the current hole. Once the geologist has generated the sample IDs, including IDs for QA/QC samples, the “Master” spreadsheet is over-written. Two copies are saved with the name of the hole. The first copy serves as the “cutsheet”, which is the document the geotechnician uses to sample the core. The cutsheet contains a ‘comments’ column which contains QA/QC information. The second copy has the comments column deleted and serves as the lab submittal.
•	Sample IDs are loaded to the database.

10.3.	Face Sampling

Face sampling methodology at Midas by Newmont and Klondex geologists is typical of narrow vein mining operations. The geologists collected material from the face by hand with a rock hammer to chip off multiple fragments in the face across the vein and wall rock representing all material from a variety of features, such as silicified patches, oxidized breccias, vug-fill, free gold, etc. The geologist collect various features proportionately within a measured zone for one sample as follows:

1.	Before sampling and mapping a face, the geologist washes the face with water from a hose to expose the vein, structures such as faults, and alteration and to remove contaminants from the blast.
2.	Sampling and mapping followed the wash.
3.	Three samples were collected from the face: left wall rock, vein, and right wall rock from left to right. The area sampled was from the sill to the extent of reach by hand.
4.	Samples consisted of chips removed by rock hammer into a bag, which was slipped inside a bucket.

NOTE: A geologist pre-labeled the bags on the surface during pre-shift with a bar-coded sticky label, which was also stapled on. Additionally, the geologist also labeled the bags with a permanent magic marker.

5.	All samples had a three letter prefix followed by a six digit number: KSF000000 = channel sample.
6.	After the sampling procedures were completed, the geologist mapped the face and recorded vein widths, sample locations, and structural features in hand-written notes on a face sheet.

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7.	The geologist marked the vein margins, structures, face heading, and distance with spray paint on the wall rock.
8.

The geologist took the bagged samples to the geology office and hand-entered data into a central Excel spreadsheet including SampleID, face distance, date, geologist name, sample widths, and a geologic description of the sample.

NOTE: The location of the sample channels are measured from known points along the drift alignment and posted on face sheets and plan maps. Location sheets are then scanned. Channel locations (faces) are digitized with Vulcan Software. Channel collar eastings, northings, and elevations are obtained using Vulcan software. Individual sample widths are obtained from mapping at the time of sampling. Channel location coordinates are exported from Vulcan into CSV (comma-separated values) formatted collar files. Sample width values are hand entered into CSV formatted sample files with assay results pasted from laboratory reports. The channel sample files are then imported into Vulcan Software and modeled as synthetic drill holes using the eastings, northings, elevation, width, and assay values.

9.	All samples collected within a twelve-hour shift were entered into a sample submittal form, which was saved on the company server.

NOTE: QA/QC samples were not inserted in the channel sample stream at Midas. Channel sample assays were performed at Newmont’s Twin Creeks laboratory rather than an independent assay lab. Twin Creeks analyses production and grade control samples for Newmont’s other western Nevada mines. The past production history of over 2 million gold ounces from the Midas Mine supports the validity of the channel samples, and the authors believe that they are accurate.

10.	The samples were sent to the assay lab after every twelve-hour shift.

Klondex has an agreement with Pinson Mining Company (PMC) to lease PMC’s assay laboratory and has staffed the facility with Klondex personnel. Klondex now sends channel samples to the Pinson lab for analysis. A blank is inserted into the channel sample stream at least once per shift. Otherwise, channel sampling protocol has remained unchanged.

The authors are not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

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11.	Sample Preparation Analysis and Security

11.1.	Core Sample Preparation

Core is sampled after the core logging procedure is complete. Only mineralized intervals are sampled in holes drilled for delineation purposes. Mineralized intervals are identified by projecting modeled mineralized trends to expected down-hole intercept depths and by experienced staff consistently recognizing mineralization characteristics. Holes drilled for exploration purposes would be sampled entirely. All of the Klondex drilling to date has been for delineation purposes.

Once a mineralized interval is identified, the geologist chooses sample intervals with the goal of obtaining the best possible characterization of the interval. Samples are taken across the mineralized interval, consuming the whole core, beginning and ending in waste beyond the margins of the interval. Minimum sample length is 0.8 feet, and maximum sample length is 5 feet for NQ size core. A standard or blank is inserted in the sample stream every 25 samples with a minimum of 2 QA/QC samples per hole.

Samples are placed into cloth sample bags according to their sample intervals. Sample bags are labeled with sample ID. Sample IDs for core holes begin with the KMC- prefix followed by 5 digits.

QA/QC samples for the hole are assembled and kept with the lab submittal form.

Sample bags are placed in a bin in the core yard to await shipment to American Assay Laboratories (AAL) in Reno, Nevada. AAL is an ISO 17025 accredited facility and is independent of Klondex. When enough samples have accumulated to constitute a full shipment, the AAL driver is called to the core shed. Bins of samples are loaded onto the AAL truck, and the submittals and QA/QC samples are handed to the driver.

When the core sampling procedure is complete, remaining core is discarded except for categorically unaltered basalt. Unaltered basalt is thoroughly chip sampled and set aside. The chip samples are sent to AAL for analysis. If the result of the analysis is below the detection limit, the basalt is used for blank QA/QC material. If the result of the analysis yields a measurable result, the basalt is discarded.

11.2.	Channel Sample Preparation

The following outlines the channel sample preparation methodology.

Channel samples at Midas were bagged on site at the face;

Full bags were brought to the Geology office;

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QA/QC materials were not inserted into the channel sample dispatch; and

Channel samples were delivered to the Pinson lab every shift.

11.3.	Sample Analysis Protocol

Drill samples are analyzed by AAL. The sample analysis protocol is as follows:

1.	Each sample of core will be dried and crushed to a state that permits 80% of the sample passes through a 10 mesh screen;
2.	The sample is then split using a rotary splitter to 1,000 grams;
3.	The 1000 gram splits are then pulverized to a state that 80% of the sample passes through a 200 mesh screen, creating a “pulp”;
4.	Returning to the original 1,000 gram pulp, 50 to 60 grams are then analyzed by fire assay for gold and silver with a two acid digestion and an ICP finish;
5.	Samples that are over 10 PPM Au or 100 PPM Ag then receive a 50 to 60 Gram Fire assay with a gravimetric finish for gold and silver;
6.	All results will be reported in opt Au and opt Ag;
7.	All coarse rejects and pulps are returned to the Klondex Midas core shed by American Assay courier during normal sample pickup; and
8.	Sample turnaround time is 20 calendar days from the date the samples are picked up at the Midas core shed.

Channel samples are analyzed by the Klondex lab. The channel sample analysis protocol is as follows:

Sample Preparation:

•	Sample received, inventoried, panned, and dried at 250° F;
•	Sample crushed to 80% passing 10 mesh;
•	Crusher cleanout rock/air after every sample, high grade cleanout twice;
•	Sample homogenized, 300 gram riffle split taken;
•	300 gram split pulverized to 85% passing 200 mesh; and
•	Pulverizer cleanout sand/air after every sample, high grade cleanout twice.

Fire Assay:

•	30 gram prepared sample weighed in 40 gram crucible for fire assay gold/silver;
•	Sample custom fluxed for oxide/sulfide matrix;
•	Quality Control (QC), Certified Reference Material (CRM), blank, and 5% analytical duplicates inserted and reported by batch;

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•	Sample are fused, poured, cupelled, and finished gravimetrically; and
•	Gold/silver grades calculated.

11.4.	Sample Security Measures

Sample pulps and coarse rejects are returned to the Midas core shed, a fenced facility. Pulps are stored in shipping containers at the core shed facility. Coarse rejects are sorted, high grade samples are saved, and waste samples are discarded.

11.5.	Historic Quality Control Measures

Starting in 2008, Newmont geologists routinely inserted blind standards and blanks with the drill core samples submitted to ALS for assaying. These standards and blanks were selected from an inventory of QA/QC materials maintained by Newmont at their Nevada operations. The authors have reviewed the gold assay QA/QC performance for drill core submitted to ALS by Newmont from about 5 percent of the drill hole data used in the current estimation. Most Newmont standards were not certified for silver, so the silver QA/QC data for Newmont drill samples were not reviewed. Gold and silver QA/QC data for the channel samples was also not reviewed by the authors.

ALS is an independent laboratory and has branches located worldwide, and locally in Sparks and Elko, Nevada. Most ALS Geochemistry laboratories are registered or are pending registration to ISO 9001:2008, and a number of analytical facilities have received ISO 17025 accreditations for specific laboratory procedures.

The performance of standard samples submitted with drill core to ALS is summarized in Table 11-1 below, and graphical results for individual standards are presented in Figure 11-1 through Figure 11-8. All of these results are within acceptable statistical limits with the exception of standard GVL. The value for standard GVL of 0.0049 gold opt is below the detection limit for the assay method employed by ALS on the Midas drill core samples, and the discrepancy is insignificant.

Table 11-1 Newmont Standard Performance Summary, Drill Samples, ALS

	Standard
Standard	Value	Count	Mean	Std. dev.	T-statistic	T 0.95	Comment
G01	0.377	5	0.4	0.02	2.589	-2.775	Accept
GVL	0.00049	135	5.9 x 10-6	3.4 x 10-5	-31.61	-1.978	Detection Limit
LUB	0.422	16	0.417	0.01	-1.94	-2.131	Accept

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	Standard
Standard	Value	Count	Mean	Std. dev.	T-statistic	T 0.95	Comment
MDS1	2.77	27	2.765	0.088	-0.308	-2.056	Accept
MS7	0.079	41	0.078	0.003	-2.129	-2.021	Inconclusive
PR6	0.013	25	0.013	0.003	0.892	-2.064	Accept
G399-5	0.0254	4	0.028	0.005	1.291	-3.182	Accept
MS1	0.00298	3	0.00693	0.004	1.842	-4.303	Accept

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Figure 11-2 Standard GVL Assay Performance

0.0025
0.002
0.0015
0.001
0.0005
0
Au opt
1/7/2010
7/7/2010
1/7/2011
7/7/2011
1/7/2012
7/7/2012
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-3 Standard LUB Assay Performance

0.44
0.43
0.42
0.41
0.4
0.39
0.38
0.37
Au opt
6/25/2009
7/25/2009
8/25/2009
9/25/2009
10/25/2009
11/25/2009
12/25/2009
1/25/2010
2/25/2010
3/25/2010
4/25/2010
5/25/2010
6/25/2010
7/25/2010
8/25/2010
9/25/2010
10/25/2010
11/25/2010
12/25/2010
1/25/2011
2/25/2011
3/25/2011
4/25/2011
5/25/2011
chronological order
AU_FA_OPT
Sample Mean
Standard Value

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Figure 11-4 Standard MDS1 Assay Performance

3
2.9
2.8
2.7
2.6
2.5
2.4
Au opt
7/16/2008
1/16/2009
7/16/2009
1/16/2010
7/16/2010
1/16/2011
7/16/2011
1/16/2012
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-5 Standard MS7 Assay Performance

0.1
0.095
0.09
0.085
0.08
0.075
0.07
0.065
0.06
0.055
0.05
Au opt
9/15/2009
3/15/2010
9/15/2010
3/15/2011
9/15/2011
3/15/2012
chronological order
AU_FA_OPT
Sample Mean
Standard Value

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Figure 11-6 Standard PR6 Assay Performance

0.03
0.025
0.02
0.015
0.01
0.005
0
Au opt
7/12/2005
1/12/2006
7/12/2006
1/12/2007
7/12/2007
1/12/2008
7/12/2008
1/12/2009
7/12/2009
1/12/2010
7/12/2010
1/12/2011
7/12/2011
1/12/2012
7/12/2012
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-7 Standard G399-5 Assay Performance

0.04
0.035
0.03
0.025
0.02
0.015
0.01
0.005
0
Au opt
6/4/2008
6/10/2008
6/16/2008
6/22/2008
6/28/2008
7/4/2008
7/10/2008
7/16/2008
7/22/2008
chronological order
AU_FA_OPT
Sample Mean
Standard Value

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11.6.	Current Quality Control Measures

The current QA/QC protocol for drill samples at Midas is to insert a standard, blank or duplicate every 25 samples, with a minimum of two QA/QC samples per hole, or at least one blank and one standard for holes with less than 25 samples.

For channel samples, a blank is inserted into the sample stream at least once per shift.

Pulps and coarse rejects from AAL are being set aside for check analysis. Check samples include high-grade intercepts and waste samples, which are representative of the core sampling method, involves sampling from waste, through the mineralized interval, back into waste. The check samples are accumulating at the core shed and have not yet been submitted to Inspectorate.

Klondex geologists routinely insert blind standards and blanks with the drill core samples submitted to AAL for assaying. Duplicates have been inserted irregularly. Klondex’s inventory of QA/QC material currently consists of three standards purchased from Rocklabs, a reputable supplier of certified reference material. All three of the standards have certified values for both gold and silver. Blank material used for QA/QC is obtained by thoroughly chip sampling unaltered mafic drilled material. The chip samples are sent to AAL for assay analysis. If the assay results are below detection, the core is bagged in one foot to two foot increments and used as blank reference material.

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The authors have reviewed the gold and silver assay QA/QC performance for all 112 holes drilled by Klondex. All were submitted to AAL for analysis. The gold and silver QA/QC data for about five percent of the channel samples was also reviewed by the authors.

The performance of standard samples submitted with drill core to AAL is summarized in Table 11-2 below, and graphical results for individual standards are presented in Figure 11-9 through Figure 11-16. All of these results are within acceptable statistical limits with the exception of standard SN-74 for both gold and silver and blanks for gold and silver.

Table 11-2 Current Standard Performance Summary, Drill Samples, AAL

	Standard
Standard	Value	Count	Mean	Std. dev.	T-statistic	T 0.95	Comment
SL-77 Au	0.151	11	0.151	0.002	0.378	-2.228	Accept
SL-77 Ag	0.849	11	0.864	0.023	0.224	-2.228	Accept
SN-74 Au	0.262	16	0.259	0.003	-4.329	-2.131	Reject – Mean less than one std. dev. from value
SN-74 Ag	1.502	16	1.522	0.03	2.669	-2.131	Reject – Mean less than one std. dev. from value.
SQ-70 Au	1.156	13	1.156	0.015	-0.011	-2.179	Accept
SQ-70 Ag	4.652	13	4.708	0.119	1.688	-2.179	Accept
Blank Au	0	72	0	0.001	2.076	-1.994	Reject – 3 assays from Aug. 26 and 27 reported high values.
Blank Ag	0	72	0.006	0.012	4.419	-1.994	Reject – Several assays beginning Aug. 27 report high values.

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Figure 11-9 Standard SL-77 Au Assay Performance

0.156
0.155
0.154
0.153
0.152
0.151
0.15
0.149
0.148
0.147
0.146
Au opt
26-Aug-14
27-Aug-14
28-Aug-14
29-Aug-14
30-Aug-14
31-Aug-14
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-10 Standard SL-77 Silver Assay Performance

0.92
0.9
0.88
0.86
0.84
0.82
0.8
Ag opt
26-Aug-14
27-Aug-14
28-Aug-14
29-Aug-14
30-Aug-14
31-Aug-14
chronological order
Ag_FA_OPT
Sample Mean
Standard Value

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Figure 11-11 Standard SN-74 Au Assay Performance

0.266
0.264
0.262
0.26
0.258
0.256
0.254
0.252
0.25
0.248
0.246
Au opt
26-Aug-14
27-Aug-14
28-Aug-14
29-Aug-14
30-Aug-14
31-Aug-14
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-12 Standard SN-74 Silver Assay Performance

1.58
1.56
1.54
1.52
1.5
1.48
1.46
1.44
1.42
1.4
Ag opt
26-Aug-14
27-Aug-14
28-Aug-14
29-Aug-14
30-Aug-14
31-Aug-14
chronological order
Ag_FA_OPT
Sample Mean
Standard Value

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Figure 11-13 Standard SQ-70 Au Assay Performance

1.19
1.18
1.17
1.16
1.15
1.14
1.13
1.12
1.11
Au opt
26-Aug-14
27-Aug-14
28-Aug-14
29-Aug-14
30-Aug-14
31-Aug-14
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-14 Standard SQ-70 Silver Assay Performance

4.95
4.9
4.85
4.8
4.75
4.7
4.65
4.6
4.55
4.5
4.45
Ag opt
26-Aug-14
27-Aug-14
28-Aug-14
29-Aug-14
30-Aug-14
31-Aug-14
chronological order
Ag_FA_OPT
Sample Mean
Standard Value

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Figure 11-15 Blank Au Assay Performance

0.006
0.005
0.004
0.003
0.002
0.001
0
Au opt
15-Jul-14
25-Jul-14
4-Aug-14
14-Aug-14
24-Aug-14
chronological order
AU_FA_OPT
Sample Mean
Standard Value

Figure 11-16 Blank Silver Assay Performance

0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
Ag opt
15-Jul-14
25-Jul-14
4-Aug-14
14-Aug-14
24-Aug-14
chronological order
Ag_FA_OPT
Sample Mean
Standard Value

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Table 11-3 Current Standard Performance Summary, Channel Samples, Klondex Pinson Lab

Standard	Standard Value	Count	Mean	Std. dev.	T-statistic	T 0.95	Comment
Blank Au	0	6	0.0025	0			All values reported at ½ of detection limit.
Blank Ag	0	6	0.05	0			All values reported at ½ of detection limit.

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11.7.	Opinion on the Adequacy of the Sampling Methodologies

Staff at Midas have shown a solid understanding with regard to management of the drilled core and associated digital data. The methods of handling the drilled material both physically and electronically, are acceptable for use in an analysis of the mineral resource; however, there exist system improvements that should be implemented. The anticipated implementation of the Klondex AcQuire database in 2015 will increase reliability of digital data.

11.8.	Sampling Protocol Issues

There are no known issues with sampling protocol by Newmont or Klondex at Midas.

11.9.	Standards and Blanks Performance Issues

There are no known quality assurance, quality control or sample security issues with sampling protocol by Newmont or Klondex at Midas. Klondex should implement a program of inserting standards and duplicates in the channel sample stream similar to that used for drill core. QA/QC procedures should be expanded to include duplicate assays at a second independent lab for both core and channel sampling. When the QA/QC sample for an assay set exceeds the acceptable deviation, the set shoud be rerun and the earlier results replaced in the data base. The implementation of the AcQuire database will streamline tracking of QA/QC results and re-assay data entry.

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12.	Data Verification

12.1.	Data Validation Procedures

The authors of this report have reviewed Newmont and Klondex drill and channel sample data used for the current mineral resource and mineral reserve estimate. This review was performed for verification purposes to allow the datasets to contribute to evaluation of the mineral resource and mineral reserve estimate. The authors’ work included review of protocols for data management and sample collection, preparation and analysis. Assay values from the Klondex database were verified by correlation with original assay certificates and by review of QA/QC procedures and results.

Midas geologists provided the Midas database and corresponding raw data files (source data) for the validation. The Midas database was derived by merging the Newmont AcQuire database with Klondex data. The authors analyzed a random population of data representing five percent of the total samples produced from drilled and channel sampled material used in the mineral resource and mineral reserve estimate.

In addition to verifying gold and silver values for sampled material, this validation also reviewed general technical data related to sampling, such as the location of the drill hole collars and downhole survey data. Geologic logs were also reviewed to validate the data used for shaping and projecting vein trends. Channel samples were verified by comparing the geologists’ daily face sheets with sample interval and geology data. There were no assay certificates provided to the authors for Newmont channel samples because the channel samples were processed in-house at the Newmont’s Twin Creeks laboratory and the results were uploaded from the assay Laboratory Information Management System (LIMS) directly into the Newmont AcQuire database system. Assay results for channel samples completed by Klondex were provided and reviewed.

Values were compared for direct correlation, record-by-record, between the original source data and the September 2014 tables exported from the Midas database used for the mineral resource estimation. The scale of detailed examination record-by-record produced a positive data validation covering 5% of the data used in the resource estimate, which upholds the integrity of the assay values for use in the mineral resource and mineral reserve estimate.

12.2.	Datasets Submitted for Evaluation

Two datasets, drilling and channel sampling, were used for estimating the mineral resource and mineral reserve. The authors compared the values in both data sets with the data in the source files. Source files were requested for 152 of the 2,990 drill holes used in the mineral resource estimate and 73 of the 18,041 channels used in the mineral resource estimate. Data categories reviewed include:

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Collar locations: raw collar survey reports for 152 holes out of 2990 (about 5%) of the drill holes used in the mineral resource estimate. Survey reports were compared to values in the Midas database. (Channel locations are derived from geologist’s measurements and do not have formal survey reports).

Downhole surveys: raw downhole survey reports for 112 holes and 40 collar and quill projected surveys out of 2990 (about 5%) of the drill holes used in the mineral resource estimate. (Channel surveys are derived from geologist’s measurements and do not have formal survey reports).

Lithology: electronic or scanned paper geological logs for 152 out of 2990 (about 5%) of the drill holes used in the mineral resource estimate. For channels, geologist’s face sheets for 35 Newmont channels out of 18,041 (about 0.2%) and 38 out of 295 Klondex channels (about 12%) of channel samples used in the mineral resource estimate. Reliability of Newmont channels has been supported by mine reconciliation, and unavailability of source data limit the value of a thorough check of Newmont channels.

Sample intervals: Newmont and Klondex electronic cut-sheets with SampleID and sample intervals for 5% of the drill holes used in the mineral resource estimate. Face sheets with SampleID and sample intervals for 12% of the Klondex channels used in the mineral resource estimate.

Assays: original ALS and AAL PDF assay result certificates for five percent of the drill holes used in the mineral resource estimate were compared with the Midas database. For Klondex channel samples, assay results in XLSX format from Twin Creeks Lab, Dave Francisco Lab and Klondex Lab were compared with the Midas database for 12% of the channels. There are no assay certificates for the Newmont channel samples.

Table 12-1 summarizes the number of records and percent of drilling and channel samples reviewed for this report.

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Table 12-1 Data Verification Summary

Dataset	Total Samples Utilized Resource Estimate	Collar XYZ, Az., Dip, TD Records Reviewed	Downhole Survey Records Reviewed	Sample Lithology Records Reviewed	Sample Intervals Reviewed	Sample Assay Certificates Reviewed
Drilled Samples	4,370	152	497	264	10,730	10,73
Klondex Channel Samples	36	N/A	N/A	43	76	76
Newmont Channel Samples	24,689	N/A	N/A	37	107	0
Totals	29,421	264	497	344	10,913	10,806
Percent Population Reviewed	of	5%	5%	1%	1%	1%

12.3.	Collar Location Checks

The authors reviewed 152 collar survey reports, representing about five percent of the drill holes utilized in this mineral resource estimate. Easting, northing, elevation and depth data from the original survey sheets were compared with the values in the Midas database. Two errors were found: two eastings were off by less than 1 foot from the collar survey report. This yields a 99.6% match between the original report values and the Midas database for drill hole collar locations. It is unknown to the authors in which datum the original surveys were collected or if the data was subsequently re-projected.

There were no channel sample surveys, but the location of the samples fits the surveyed asbuilts. For 38 of the 295 channels collected by Klondex, the authors checked geologists’ measurements from the face sheets with the channel locations relative to the asbuilt and observed good correlation. In summary, the authors observe a positive correlation between original survey reports and the Midas database for drill hole collar locations. Channel sample locations show positive location correlation based on their projection relative to asbuilts.

12.4.	Down Hole Survey Checks

The authors reviewed 6,497 original down hole survey records from International Directional Services (IDS) for 111 drill holes against the records in the Midas database. Collar and quill survey records were reviewed for 20 holes. Collar and quill surveys are used underground for short holes where little deviation is expected. The azimuth and dip is measured during the collar survey and projected to the total depth. In total, about five percent of the total down hole survey record population used in the mineral resource estimate was reviewed. There were 6,387 direct matches and 110 records with discrepancies in the azimuth uniformly off by 10 degrees in the drill hole MUC-01889. The azimuth of that hole is not expected to impact the mineral resource estimate. In summary, 5% of the down hole surveys in Newmont’s AcQuire database were matched with original down hole survey records, demonstrating reliable data integrity. Channel sample locations show positive azimuth and dip correlation based on their projection relative to asbuilts.

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12.5.	Lithology Review

From the 2,990 drill holes utilized in this mineral resource estimate, 152 (or about 5%) of the geological logs were randomly selected and reviewed by the authors. The vein flag field was the focus of the review because it is the component of the geology dataset that primarily affects the model. Of the 4,370 flagged records for drilled material used in the mineral resource estimate, 264 (or about 6%) were reviewed. One non-match was identified, yielding a 99.6% correlation.

Of the 295 Klondex channels used in this mineral resource estimate, 38 (about 12%) of the geological summaries in original face sheets were reviewed by the authors. Of the 18,155 Newmont channels used in this mineral resource estimate, 35 (about 0.2%) of the geological summaries in original face sheets were reviewed by the authors. In total, about 0.4% of channels were reviewed. No discrepancies were found in the channel vein identification. In summary, the Midas channel sample database shows excellent correlation with the correct vein identification.

12.6.	Sample ID and Sample Interval Checks

The drill hole sample records in the Midas database exports are sorted by their sampling interval and do not include SampleID in the tables. From the 2,990 drill holes utilized in this mineral resource estimate, 152 (or about 5%) of the sample intervals in original cut sheets were randomly selected and reviewed by the authors in comparison to the Midas database exported tables. From the 10,730 records reviewed for drilled material used in the mineral resource estimate, 10,723 sample intervals were directly matched to the cut sheets. Seven mismatched records were found but do not affect samples used in the mineral resource estimation. The sample intervals correlate well between the cut sheets and the Midas database.

Of the 25,051 channel samples used in this mineral resource estimate, 12% of Klondex samples and 0.15% of Newmont samples, or 0.3% of the sample intervals and SampleIDs in original face sheets were reviewed by the authors. There were 184 total records reviewed in the selected dataset with 100% direct correlation between the face sheet and the Midas database.

In summary, the Midas database shows excellent correlation with the sample intervals in the corresponding original cut sheets.

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12.7.	Assay Certificate Checks

The authors compared assay values for samples from 152 drill holes in the Midas database to the original PDFs of certified assay results from ALS and AAL, which is about five percent of the total drill holes and includes 6% of the flagged drill samples utilized in this mineral resource estimate. In total, 10,730 samples were checked of the 201,033 samples from holes used in the mineral resource estimation. Thirty-two mismatches were identified in the gold values and 26 mismatches were identified in the silver values. There was one discrepancy in a sample used in the estimate: Hole MUC-02181 has a silver value of 156.22 opt Ag for sample interval 525.7 to 526.5, whereas the assay certificate has 116.5. The gold values match for this sample interval. It is possible that this sample, due to its high grade, was resampled, and the later assay certificate is the source of the larger silver value. In any case, both values contribute equally to the mineral resource estimate, and this discrepancy is not considered an issue by the authors. The other mismatches are in samples which were not used in the mineral resource estimate calculation. Most of the mismatches are minor and attributable to inconsistent choice of ‘best assay’ value for samples with more than one assay, rounding discrepancies and inconsistent handling of under limit values.

There were no assay certificates provided for the Newmont channel samples. This material was processed in Newmont’s own laboratories, and their LIMS uploaded assay results directly into AcQuire without generating individual reports. Due to the excellent correlation between drilled sample results and the AcQuire database, the methodology for uploading data from LIMS to AcQuire is probably excellent, though a review of Newmont’s laboratory results or external audit of their lab has not been evaluated by the authors for this report. Assay values were checked for about 12% of Klondex channel samples. Two errors were found, neither of which affected a sample used in the mineral resource estimate. The errors were a result of manual data entry; values were swapped for two adjacent samples, and one gold value was entered as 0.016 instead of 0.061. Implementation of the Klondex AcQuire database will prevent this type of data entry error.

In summary, the Midas database demonstrates excellent correlation with the original assay certificates for drilled material; but the assays for Newmont channel samples are reliant on supposing that the Newmont in-house laboratory produces accurate assay results. The upload of Newmont’s LIMS data to AcQuire was probably seamless. The assay data for Klondex channel samples is acceptable.

12.8.	Format Conversions

Gold and silver assay results from ALS were reported to Newmont in both opt and in ppm. Newmont directly imported the assay values into AcQuire and relied on AcQuire to automatically adjust the units. Gold and silver assay results from AAL are reported to Klondex in both opt and in ppm. Conversions are made in Excel when necessary. The authors observed that the calculations have been performed correctly.

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12.9.	Summary of Database Verification

The database utilized for this mineral resource estimate complies with standards prescribed by CIM protocol.

In summary, 5% of each data set (with the exception of channel assays) under review was verified against original source data as listed above for accuracy. The authors consider that the validation work for this report is at a sufficient level to allow the use of the database in a CIM mineral resource estimate. In particular, the accuracy of the assay database has been quantified by independent review for five percent of the drill hole assays by direct correlation with assay certificates from accredited laboratories. The author’s verification of the results indicates there is no significant grade bias in the primary laboratory data.

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13.	Mineral Processing and Metallurgical Testing

The Midas Mill has been in operation since 1998 and has successfully recovered over 2.2M ounces of gold and over 27M ounces of silver.

13.1.	Midas Mill

The Midas Mill uses conventional leach technology and Merrill-Crowe precipitation, with gravity concentration after crushing and grinding. A complete process description is given in Section 17.

13.2.	Mineralogy

As the Midas underground mine has matured, production has shifted from the Main Veins to the East Veins. The metallurgy of the East Veins may be complex and has been the focus of metallurgical testing in recent years.

13.2.1.	Main Veins

Main Vein mineralization contains free-milling gold, associated with silver in electrum. Small amounts of silver associated minerals also contain recoverable silver values.

13.2.2.	East Veins

The East Veins have gold values that are diminished compared to the Main Veins. The ratio of silver to gold is much higher in the East Veins. Mined silver-to-gold ratios in the East Veins can be as high as 50:1 and average approximately 22:1. Silver occurs in gold related electrum as well as in various sulfide and selenide minerals.

Primary silver minerals in the Midas East Veins are argentite (Ag2S), naumannite (Ag2Se), and aguilerite (Ag4SeS). Processing and recovery of these clay-related minerals have been studied by Newmont metallurgists. It has been determined that silver selenides are less soluble than electrum and argentite. Successful recovery requires a combination of finer grinding, higher levels of cyanide in solution, and increased leach retention times.

13.3.	Testing and Procedures

Third party metallurgical testing results are not available. Newmont conducted extensive testing, both on-site and at other Newmont laboratories.

Recent Midas test work focused on the East Vein mineralization. Analysis included iterative leach tests varying the following parameters: blend, grind, leach time, cyanide, zinc, and leach catalysts such as lead-nitrate.

Metallurgical test work was completed on multiple requested Midas Eastern Expansion composites made up of exploration samples. The composites represented defined areas of Charger Hill, Ace, GP, Homestead, and Corral veins. Test parameters were targeted at a 75 to 80 percent passing a 200 mesh grind, and cyanide additions were monitored and maintained at 5.0 pounds per ton for the first twenty-four hours of a ninety-six hour residence leach. All percent recoveries are based on the back calculated head grades.

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Table 13-1 indicates the type of samples that were used in East Vein test work starting in 2010 (Newmont Mining Corporation, 2010).

Table 13-1 Midas Eastern Expansion Composite Mineralogy Head Descriptions

Vein	Composite Sample	Au Recovery	Ag Recovery	Calc. Au Head opt	Calc. Ag Head opt
Charger Hill	Comp. #6	91.54	37.89	0.054	21.7	Low Ag Recovery
Charger Hill	Comp. #8	95.41	63.79	0.062	14.7	Highest Ag Recovery
Ace	Comp. #15	92.98	23.9	0.316	55.2	Lowest Ag Recovery
Ace	Comp. #19	82.13	57.54	0.028	9.7	Higher Ag Recovery
GP	Comp. #20	92.92	28.54	0.353	26.7	Lowest Ag Recovery
GP	Comp. #29	80.4	73.55	0.034	7.1	Higher Ag Recovery
Homestead	Comp. #30	81	75.71	0.038	16.1	Only comp representing Homestead
Corral	Comp. #31	75.79	63.45	0.051	21.5	Lowest Ag Recovery
Corral	Comp. #32	83.16	72.65	0.061	25.2	Highest Ag Recovery

Results of the total test exceed the scope of this report. Summary results are shown in Figure 13-1 and Figure 13-2.

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13.4.	Toll Milling

Toll milling of material from third party sources has been processed periodically at the Midas Mill since 2008. The focus of ongoing metallurgical testing has been to determine how these materials typically behave in processing as blended with Midas mineralization. Table 13-2 summarizes the tonnage of processing toll milling at Midas from 2008 through 2014.

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Table 13-2 Summary of Mineralization Sourced from Other Properties Processed at Midas from 2008 through 2014

Source		2008	2009	2010	2011	2012	2013	2014
Fire Creek	Tons Au oz Ag Oz							56,000 67,500
Hollister	Tons Au oz Ag oz	29,061 37,707 327,156	35,162 33,930 361,359	34,662 27,096 193,913
French Gulch	Tons Au oz Ag oz	3 282 201	0 50 27		6 640 331	8 583 326	7 463 365	5,000 492
Klondex	Tons Au oz Ag oz						1,165 1,727 1,842
LKA	Tons Au oz Ag oz							21,000 36
Granite Construction	Tons Au oz Ag oz	494 253 0		195 77 0	394 185 0	368 131 0

In summary, careful metallurgical practices during processing of variable mineralized material while maintaining gold recovery despite changing silver grades have proven successful at Midas. Controlling the reagents in the refinery based on mineralogy have allowed the operation to benefit from the higher silver grades in the East Veins.

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14.	Mineral Resource Estimate

14.1.	Introduction

The general arrangement of the Midas veins are shown in Figure 14-1 through Figure 14-3. The veins commonly referred to as the Main Veins are the Colorado Grande (105), Gold Crown (205), Gold Crown Hanging Wall (305), Snow White (405), Discovery (505) and Happy (1081). These strike north westerly and dip 75 – 80 degrees east. Other veins in the main group, but not shown, are the Sleeping Beauty (605) and the Colorado Sur (705). The East Vein group is comprised of the Homestead (777), Charger Hill (805), GP (905) and Ace (9052). These veins also strike north westerly but dip 70 – 75 degrees west. Nearly all of the previous mining has occurred on the Main Veins with development and production of the East Veins beginning in 2013.

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14.2.	Drill Data Base and Compositing

14.2.1.	Assays

Assays are grouped by vein and given a name designation. For drill holes, the vein number is preceded by 'DH'. For channels, the vein number is preceded by 'CH'. Where channels have replaced a drill hole intercept, the 'DH' is replaced with an 'ODH' designation, and the drill sample is no longer used for statistics or estimation as it is superseded by channel data.

Table 14-1 Summary of Drill Hole and Channel Samples
	DH Flag			ODH Flag			CH Flag
Vein	No. Holes	No. Assays	Length Flagged	No. Holes	No. Assays	Length Flagged	No. Channels	No. Assays	Length Flagged
101	25	36	121	0	0	0	0	0	0
105	508	616	1631	418	737	2,073	9,129	12,719	28,685
108	153	201	388	1	2	3	8	8	12
201	48	74	335	0	0	0	0	0	0
205	281	422	1258	238	467	1,382	3,944	6,475	16,477
208	96	132	425	0	0	0	52	57	121
305	178	195	527	74	100	287	901	1,119	1,880
405	166	174	500	99	121	313	1.085	1,146	1,804
505	270	318	846	139	205	454	1,431	1,751	2,948
605	149	187	506	2	2	6	125	158	559
705	127	160	307	0	0	0	21	30	46
777	38	52	98	0	0	0	0	0	0
805	267	316	625	7	12	19	195	206	317
905	239	273	536	40	50	60	808	882	1,259
9051	62	73	165	0	0	0	0	0	0
9052	164	191	349	39	71	102	341	356	717

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	DH Flag			ODH Flag			CH Flag
Vein	No. Holes	No. Assays	Length Flagged	No. Holes	No. Assays	Length Flagged	No. Channels	No. Assays	Length Flagged
1026	56	77	272	0	0	0	0	0	0
1081	219	252	618	2	2	3	61	62	79
1605	70	86	235	0	0	0	0	0	0
1707	7	8	33	0	0	0	0	0	0
5005	63	78	341	0	0	0	0	0	0

14.2.2.	Geology Logs

The geology database includes fields for lithology, rock type, silicification, quartz and naumanite. These fields, along with assay values, are used to define the vein solids.

14.2.3.	Compositing

The gold and silver assays from drill holes and channels were composited by vein. Only one composite is created for each vein intersection. The vein name prefixes (CH, DH, or ODH) allow the correct composites to be used to estimate the vein blocks during the estimation.

Table 14-2 Summary of Composites

	DH Flag			CH Flag
Vein	No. Holes	No. Comps	Length Flagged	No. Channels	No. Comps	Length Flagged
101	25	25	121	0	0	0
105	508	508	1629	9,129	9,134	28,700
108	153	153	388	8	8	12
201	48	48	335	0	0	0
205	281	281	1258	3,944	3,944	16,478
208	96	97	425	52	52	121
305	178	178	527	901	901	1,881
405	166	167	500	1.085	1,085	1,804
505	270	270	851	1,431	1,431	2,948
605	149	150	506	125	125	559
705	127	127	307	21	21	46
777	38	38	98	0	0	0
805	267	267	625	195	195	317
905	239	240	536	809	809	1,259
9051	62	64	165	0	0	0
9052	164	165	349	341	341	717
1026	57	57	272	0	0	0
1081	219	219	618	60	60	77
1605	70	70	235	0	0	0
1707	7	7	33	0	0	0
5005	63	64	341	0	0	0

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14.3.	Vein Modelling

Hanging wall and footwall surfaces are created for each vein by “snapping” to the appropriate assay composite endpoint. These surfaces are then joined to form the three dimensional vein solid model and trimmed to the surface topography where necessary.

14.4.	Density

Newmont completed a density study in 2009, and the results are listed in Table 14-3. The details of this work have not been reviewed by the authors; however, the authors believe it to be accurate, and no additional study is warranted at this time.

Table 14-3 Densityand Tonnage Factorby Vein

Vein	Tonnage Factor (ft3/ton)	Density (ton/ft3)
101	12.87	0.0777
105	12.67	0.0789
108	12.89	0.0776
201	12.87	0.0777
205	12.57	0.0795
208	12.57	0.0795
305	12.89	0.0776
405	12.77	0.0783
505	12.89	0.0776
605	12.89	0.0776
705	12.89	0.0776
777	12.89	0.0776
805	12.89	0.0776
905	12.89	0.0776
9051	12.89	0.0776
9052	12.89	0.0776
1026	12.87	0.0777
1081	12.87	0.0777
1605	12.75	0.0784
1707	12.87	0.0777
5005	12.87	0.0777
waste	12.87	0.0777

14.5.	Statistics

Univariate statistics for gold and silver composites are presented in Table 14-4 and Table 14-5 below. Histogram and cumulative frequency plots of gold and silver composite values for each vein were created. Typical examples of these are shown in Figure 14-4 and Figure 14-5.

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Table 14-4 Gold Composite Statistics by Vein

Vein	# Comps	Min	Max	Mean	Std Dev	CV
101	25	0.0003	0.4115	0.1283	0.1436	1.1193
105	9638	0.0001	78.64	1.8027	3.3763	1.8729
108	161	0.001	1.5105	0.0994	0.2157	2.1696
201	47	0.0003	6.0807	0.3152	0.9787	3.1051
205	4224	0.0009	30.133	1.0003	1.8852	1.8847
208	149	0.001	14.223	0.5133	1.4453	2.8159
305	1073	0.0009	70.052	1.3453	3.0684	2.2808
405	1248	0.0002	29.200	1.2132	2.4462	2.0164
505	1698	0.0002	58.917	1.4996	3.5020	2.3353
605	273	0.0003	7.189	0.5185	0.8620	1.6627
705	148	0.0001	8.7321	0.2466	0.9071	3.6783
777	35	0.0001	0.181	0.0236	0.0473	2.0030
805	461	0.0001	4.230	0.1619	0.4189	2.5865
905	1049	0.0001	87.218	0.726	3.5907	4.9462
9051	64	0.0001	0.7856	0.0626	0.1558	2.4899
9052	506	0.0003	12.05	0.1901	0.6132	3.2251
1026	57	0.0006	2.13	0.1334	0.3157	2.3660
1081	272	0.0001	3.41	0.1084	0.3278	3.0237
1605	70	0.0001	2.57	0.3127	0.5717	1.8285
1707	7	0.0006	0.667	0.1806	0.2558	1.4166
5005	64	0.0002	17.4969	0.5095	2.3210	4.5553

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Table 14-5 Silver Composite Statistics by Vein

Vein	# Comps	Min	Max	Mean	Std Dev	CV
101	24	0.016	38.623	4.4279	8.5723	1.9360
105	9623	0.006	645.65	19.4428	28.9988	1.4915
108	161	0.025	124.001	5.256	12.2757	2.3355
201	44	0.006	33.596	3.5736	7.1103	1.9897
205	4218	0.006	241.003	13.0752	20.0937	1.5368
208	149	0.010	208.9	7.2747	19.1959	2.6387
305	1073	0.010	330.024	15.9149	21.4855	1.3500
405	1238	0.004	274.003	14.2543	23.7753	1.6679
505	1680	0.009	450.03	22.8973	39.1655	1.7105
605	264	0.010	82.1	6.9869	9.0149	1.2903
705	146	0.005	59.701	2.2082	6.8612	3.1072
777	34	0.001	108.0	11.4759	26.2174	2.2846
805	459	0.010	522.965	22.3317	41.5662	1.8613
905	1045	0.002	1697.0	53.2579	119.3044	2.2401
9051	64	0.054	84.4	5.7762	15.5484	2.6918
9052	504	0.010	387.179	29.8391	51.4782	1.7252
1026	56	0.005	19.0	1.9050	3.4728	1.8230
1081	273	0.006	126.0	5.6141	13.1488	2.3421
1605	67	0.006	7.268	1.0321	1.1709	1.1344
1707	7	0.018	0.531	0.1727	0.1996	1.1556
5005	57	0.003	14.2	1.0908	2.5394	2.3281

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au from Ksm905_10sept2014_cmps
FREQUENCY
PERCENT
au
STATISTICS
POPULATION 1049
MINIMUM 0.0001
MAXIMUM 87.2180
MEAN 0.7260
STD DEV 3.5907
COEFF OF VAR 4.9462
GEOMETRIC MEAN 0.0957
STD DEV (LOG10) 0.9433
EXCLUDED DATA
MIN CUTOFF 0.0001
(N) BELOW 0
MAX CUTOFF 87.2180
(N) ABOVE 0
10.0000
1.0000
0.1000
0.0100
0.0010
0.0001
CUMULATIVE FREQUENCY
(Probability Scale)

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ag from Ksm905_10sept2014_cmps
FREQUENCY
PERCENT
ag
STATISTICS
POPULATION 1045
MINIMUM 0.0020
MAXIMUM 1697.0000
MEAN 53.2579
STD DEV 119.3044
COEFF OF VAR 2.2401
GEOMETRIC MEAN 11.4406
STD DEV (LOG10) 0.9753
EXCLUDED DATA
MIN CUTOFF 0.0020
(N) BELOW 4
MAX CUTOFF 1697.0000
(N) ABOVE 0
1000.0000
100.0000
10.0000
1.0000
0.1000
0.0100
0.0010
CUMULATIVE FREQUENCY
(Probability Scale)

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14.6.	Grade Capping

Grade caps for gold and silver were estimated individually for each vein. Table 14-6 list the cap values applied and the number of composites affected. Typical composite grade distribution curves for gold and silver are shown in Figure 14-6 and Figure 14-7.

Table 14-6 Gold and Silver Grade Caps

Vein	Variable	Cap Grade	Composites Affected
101	au	0.5	0
101	ag	13	4
105	au	32	17
105	ag	300	11
108	au	0.5	7
108	ag	25	6
201	au	1	2
201	ag	5	8
205	au	17	9
205	ag	170	7
208	au	2	9
208	ag	20	9
305	au	9	13
305	ag	90	10
405	au	15	9
405	ag	105	9
505	au	17	13
505	ag	200	17
605	au	2.5	8
605	ag	30	8
705	au	1.5	5
705	ag	15	3
777	au	0.1	4
777	ag	20	4
805	au	0.55	18
805	ag	115	10
905	au	9	11
905	ag	500	15
1026	au	0.5	3
1026	ag	5	6
1081	au	0.6	8
1081	ag	30	13
1605	au	0.9	6
1605	ag	3	1
1707	au	1	0
1707	ag	1	0
5005	au	0.5	8

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Vein	Variable	Cap Grade	Composites Affected
5005	ag	2	8
9051	au	1	0
9051	ag	30	3
9052	au	1	12
9052	ag	150	15

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Composites which exceed the grade cap value are valid data; however, their use must be restricted. To accomplish this, composites which exceed the grade capping value are only used to estimate the grade of the 25 foot by 25 foot block in which they are contained and then discarded. They are not used in the grade estimation of any other blocks.

14.7.	Variography

The 105, 205, 305, 405, 505, 905 and 9052 veins all have a large enough number of channel samples that are spaced closely enough to permit the construction of variograms for gold. The other veins do not have enough drill or channel samples to permit the construction of valid variograms. The variography results for gold are listed in Table 14-7 and Table 14-8.

Table 14-7 Sill 1 Ordinary Kriging Parameters for Gold

Vein	Nugget	Type1	Sill1	Bearing	Plunge	Dip	Major	Semi	Minor
105	0.551	Exp	0.309	150	39	-13	92	31	102
205	0.3	Exp	0.298	85	6	8	12	33	123
305	0.407	Exp	0.417	52	-27	-22	112	401	8
405	0.1	Exp	0.465	75	23	-57	71	4	223
505	0.196	Exp	0.464	46	35	-39	12	10	66
905	0.057	Exp	0.841	57	-10	55	57	11	232
9052	0.1	Exp	0.591	115	-11	-38	33	5	7

Table14-8 Sill 2 Ordinary Kriging Parameters for Gold

Vein	Nugget	Type1	Sill2	Bearing	Plunge	Dip	Major	Semi	Minor
105	0.551	Exp	0.14	89	-3	-10	80	1122	330
205	0.3	Exp	0.402	174	56	-12	273	521	199
305	0.407	Exp	0.176	69	-18	72	219	862	1276
405	0.1	Exp	0.435	133	-29	-47	70	211	97
505	0.196	Exp	0.339	226	3	-1	205	117	694
905	0.057	Exp	0.102	51	-9	40	74	144	694
9052	0.1	Exp	0.309	147	-7	23	104	51	527

14.8.	Block Models

Individual block models were constructed for each vein. These models are rotated to match the Y direction to the veins strike trend. Block sizes in all models are five by five feet in the Y and Z directions. The X dimension of a block is set to the width of the vein and is variable in 0.2 foot increments up to 5 feet. The models were constructed from the vein wireframe models. Table 14-9 lists the geometry of each model.

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Table 14-9 Model Orientations and Extents

Vein	Bearing	Plunge	Dip	LL_X	LL_Y	LL_Z	X_ft	Y_ft	Z_ft
101	45	0	0	471300	2355900	4650	500	4050	1300
105	75	0	0	471150	2358400	3800	800	9750	2500
108	60	0	0	470550	2363550	4200	650	2450	1200
201	37	0	0	467800	2361450	4550	550	3550	1400
205	27	0	0	469800	2364500	4100	950	4150	2200
208	15	0	0	468950	2365400	4600	500	650	1200
305	45	0	0	468850	2365200	4300	850	4200	2000
405	68	0	0	471700	2358900	4300	1000	5000	1900
505	60	0	0	472200	2360100	4250	750	5150	2000
605	85	0	0	470100	2358000	4200	900	5650	1700
705	80	0	0	470900	2357700	4100	650	4400	1700
777	60	0	0	472200	2364000	4150	1000	5200	1850
805	50	0	0	471100	2363500	3950	1100	4600	2350
905	68	0	0	472000	2360550	3500	1100	9050	2700
9051	55	0	0	470300	2365550	4100	300	700	900
9052	50	0	0	470700	2364700	4000	1000	3450	2300
1026	65	0	0	469850	2357900	4150	1200	9300	1900
1081	60	0	0	471050	2362700	4300	750	4400	1900
1605	70	0	0	471600	2355500	4550	900	3500	1150
1707	80	0	0	475400	2380700	4450	350	550	2350
5005	60	0	0	473400	2355200	4100	600	4050	1300

Grade estimation variables in the models are:

•	Ordinary kriging gold;
•	Inverse distance gold;
•	Nearest neighbor gold;
•	Inverse distance silver; and,
•	Nearest neighbor silver.

Other calculated variables in each model include:

•	Gold equivalent;
•	Density;
•	Estimation pass;
•	True thickness;
•	Gold equivalent grade thickness;
•	Resource class; and,
•	Block status to indicate, intact, mined or sterile.

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14.9.	Grade Estimation

The gold and silver values were estimated using the inverse distance cubed and nearest neighbor estimation methods for all of the veins using the channel and drill composites within each vein. Blocks outside of the vein were not estimated. Seven veins, 105, 205, 305, 405, 505, 905, and 9052 had gold estimated using ordinary kriging as there were enough channel samples to calculate reasonable variograms.

Anisotropic search parameters for gold and silver were set to the general orientation of each vein. Distances were selected based on the drill spacing of samples intercepting the solids and on the general orientation and shape of the interpreted solids. However, larger search distances were used in the inferred passes to ensure that most of the blocks inside the veins were estimated. The estimation search parameters are listed in Table 14-10. Parameters for the search ellipsoids for each vein are listed in Table 14-11.

Table 14-10 Estimation Search Parameters by Resource Category

	Parent			Major	Semi	Minor	Min	Max	Max
Pass	X	Y	Z	(ft)	(ft)	(ft)	Samp	Samp	/DH
Measured	25	25	25	50	50	25	4	6	1
Indicated	25	25	25	100	100	50	3	6	1
Inferred	25	25	25	200	200	100	2	6	1

Table 14-11 Estimation Search Ellipsoids

Vein	Est ID	Bearing	Plunge	Dip
101	v101	315	0	-85
105	v105	345	0	-80
108	v108	150	0	-72
201	v201	127	0	-79
205	v205	297	0	-79
208	v208	285	0	-70
305	v305	315	0	-80
405	v405	338	0	-83
505	v505	330	0	-84
605	v605	175	0	-85
705	v705	350	0	-84
777	v777	150	0	-70
805	v805	140	0	-76
905	v905	158	0	-70
1026	v1026	335	0	-80
1081	v1081	330	0	-75
1605	v1605	160	0	-63
1707	v1707	350	0	-85
5005	v5005	330	0	-74
9051	v9051	325	0	-90

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Vein	Est ID	Bearing	Plunge	Dip
9052	v9052	140	0	-70

Significant parameters used in the gold interpolation include:

1.

Assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each parent block, and those values are assigned to all sub-blocks existing within the parent block space.

2.	Only composites with a value >=0 were used.
3.	A minimum of four and maximum of six samples were used to estimate measured blocks, minimum of three and maximum of six to estimate indicated, and minimum of two and maximum of six to estimate inferred blocks.
4.	A maximum of one composite was used per drill hole or channel.
5.	Composites were selected using anisotropic distances.
6.	Only composites within the veins were used to estimate blocks within the veins.
7.	Grades were capped (search restricted) for each vein.
8.	A gold value of 0.0001 opt was assigned to the unestimated vein blocks and waste blocks.
9.	A silver value of 0.001 opt was assigned to the unestimated vein blocks and waste blocks.

14.10.	Classification

Measured mineral resources include only blocks estimated with four to six composites within 50 feet. Indicated mineral resources include blocks that were estimated with three to six composites within 100 feet. Inferred mineral resources include only blocks estimated with two to six composites within 200 feet.

14.11.	Mined Depletion and Sterilization

Blocks contained within mined out areas were flagged as mined. Additionally, all blocks within 100 feet vertically of the surface were flagged as sterile. Remaining blocks were reviewed, and additional areas were marked as sterile when they were deemed inaccessible by Midas staff. Figure 14-9 through Figure 14-15 show the impact of depletion and sterilization on the seven veins with significant mining activity.

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6000 L
5500 L
5000 L
4500 L
4000 L
466000 E
467000 E
468000 E
469000 E

6500 L
6000 L
5500 L
5000 L
4500 L
463000 E
464000 E
465000 E
466000 E
467000 E
468000 E
469000 E

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6500 L
6000 L
5500 L
5000 L
4500 L
2360000 N
2361000 N
2362000 N
2363000 N
2364000 N

6000 L
5500 L
5000 L
4500 L
2361000 N
2362000 N
2363000 N
2364000 N

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5500 L
5000 L
4500 L
4000 L
2364500 N
2365000 N
2365500 N
2366000 N
2366500 N
2367000 N

6000 L
5500 L
5000 L
4500 L
4000 L
3500 L
2363000 N
2364000 N
2365000 N
2366000 N
2367000 N

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14.12.	Model Validation

Model validation for each vein included comparison of the kriged, inverse distance cubed and nearest neighbor grades, visual comparison of block grades to composites and creating swath plots along strike and elevation for each vein. A global comparison of each grades estimation method for all the veins is listed in Table 14-12 for gold and Table 14-13 for silver.

Table 14-12 Gold Estimation Comparison

		Gold Grades
	Ordinary	Inverse	Nearest
Vein	Kriging	Distance	Neighbor	Composite
101	NA	0.133	0.138	0.128
105	1.032	1.017	0.975	1.803
108	NA	0.080	0.082	0.099
201	NA	0.131	0.128	0.315
205	0.724	0.721	0.725	1.003
208	NA	0.164	0.155	0.513
305	0.565	0.529	0.488	1.345
405	0.441	0.418	0.399	0.399
505	0.429	0.425	0.438	1.500
605	NA	0.131	0.132	0.519
705	NA	0.103	0.103	0.247
777	NA	0.011	0.011	0.024
805	NA	0.037	0.037	0.162
905	0.160	0.158	0.151	0.726
9051	NA	0.053	0.062	0.063
9052	0.068	0.065	0.060	0.190
1026	NA	0.070	0.069	0.133
1081	NA	0.039	0.040	0.108
1605	NA	0.107	0.107	0.313
1707	NA	0.193	0.207	0.181
5005	NA	0.111	0.111	0.510

Table 14-13 Silver Estimation Comparison

		Silver Grades
	Inverse	Nearest
Vein	Distance	Neighbor	Composite
101	1.80	1.80	4.43
105	11.75	11.36	19.44
108	3.59	3.59	5.26
201	1.12	1.08	3.57
205	9.47	9.10	13.08
208	2.13	2.12	7.27
305	7.17	6.91	15.91
405	5.19	4.83	14.25

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		Silver Grades
	Inverse	Nearest
Vein	Distance	Neighbor	Composite
505	7.32	7039	22.90
605	2.58	2.73	6.99
705	0.88	0.80	2.21
777	3.59	3.39	11.48
805	4.55	4.44	22.33
905	9.77	8.86	53.26
9051	4.32	4.76	5.78
9052	8.28	8.03	29.84
1026	0.94	0.96	1.91
1081	1.91	1.90	5.61
1605	0.52	0.49	1.03
1707	0.16	0.17	0.17
5005	0.30	0.32	1.09

Gold and silver block grades are shown along with composites for each of the veins containing mineral resources in Figure 14-17 through Figure 14-50.

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Figure 14-51 through Figure 14-54 show swath plots for the 905 vein in the north direction and elevation for gold and silver. The swath plots compare the ordinary kriging to inverse distance cubed to the nearest neighbor estimations with the composites within the vein. The estimations compare well with each other and with the composites on this local scale.

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14.13.	Mineral Resource Statement

The narrow vein mining methods practiced at the Midas Mine require a minimum stope width of four feet. The veins at Midas can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included as a mineral resource. Grade thickness is calculated by multiplying the block true width by its equivalent grade. The parameters used in determining the cut-off grade and grade thickness cut-off are listed in Table 14-14.

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Table 14-14 Cutoff Grade Parameters

		Gold	Silver
Sales Price	$/Ounce	$1,200	$19.00
Refiningand Sales Expense	$/Ounce	$5.00	$0.00
Production Royalty		0%
Metallurgical Recovery		94%	92%
Operating Costs
OreHaulage (Portal to Mill)	$/ton	$2.00
Direct Processing	$/ton	$52.00
Administration and Overhead	$/ton	$10.00
Mining	$/ton	$190.00
Total	$/ton	$254.00

Gold Equivalent		1	64.53
Unplanned Dilution		10%
Cut-off Grade	Eq.opt	0.226
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq.opt-ft.	0.99

Mineral resources meeting the dual constraints of cut-off grade and grade-thickness cut-off for each vein are listed in Table 14-15 below.

Table 14-15 Mineral Resource Statement

		Vein True
	Vein	Thickness				AuEq			AuEq
Vein Name	No.	Feet	kton	Au opt	Ag opt	opt	Au koz	Ag koz	koz
Measured
Colorado Grande	105	3.2	80	0.502	6.311	0.600	40	504	48
Gold Crown South	108	3.1	0.2	0.197	2.812	0.240	0.05	0.7	0.1
MT	201	0	0	0.000	0.000	0.000	0	0	0
Gold Crown	205	5.1	130	0.478	6.592	0.580	62	856	75
Gold Crown Sur	208	2.4	2	0.284	2.858	0.328	1	5	1
Gold Crown Hanging	305	2.9	31	0.601	6.577	0.703	18	201	21
Snow White	405	1.8	22	0.430	4.933	0.507	10	109	11
Discovery	505	2.7	39	0.494	7.447	0.609	19	287	23
Sleeping Beauty	605	4.3	1	0.511	5.585	0.597	1	8	1
Colorado Sur	705	0	0	0.000	0.000	0.000	0	0	0
Charger Hill	805	2.2	13	0.117	18.205	0.399	2	245	5
GP	905	2.4	19	0.086	11.310	0.261	1.6	217	5
Ace	9052	2.5	14	0.084	11.771	0.267	1.2	168	4
Happy	1081	1.9	0.7	0.143	6.285	0.240	0.1	4	0
Queen	1605	0	0	0.000	0.000	0.000	0	0	0

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Vein Name	Vein No.	Vein True Thickness Feet	kton	Au opt	Ag opt	AuEq opt	Au koz	Ag koz	AuEq koz
SR	5005	0	0	0.000	0.000	0.000	0	0	0
Total Measured		3.7	352	0.440	7.401	0.555	155	2,605	195
Indicated
Colorado Grande	105	5.4	183	0.418	4.872	0.494	77	892	90
Gold Crown South	108	4.8	7.3	0.279	4.663	0.351	2.04	34.1	2.6
MT	201	6.5	10	0.217	2.161	0.251	2	21	2
Gold Crown	205	3.8	150	0.316	4.019	0.378	47	603	57
Gold Crown Sur	208	3.6	16	0.280	1.806	0.308	4	28	5
Gold Crown Hanging	305	2.8	103	0.470	5.484	0.555	48	564	57
Snow White	405	2.2	59	0.391	4.355	0.458	23	256	27
Discovery	505	2.8	79	0.397	5.896	0.489	31	463	38
Sleeping Beauty	605	4.2	31	0.305	6.059	0.399	9	186	12
Colorado Sur	705	3.6	13	0.370	1.689	0.397	5	23	5
Charger Hill	805	4.6	31	0.083	15.421	0.322	3	472	10
GP	905	2.5	34	0.097	9.942	0.251	3.3	337	9
Ace	9052	3.4	23	0.101	9.685	0.251	2.3	219	6
Happy	1081	3.1	5.2	0.329	7.653	0.448	1.7	39	2
Queen	1605	4.1	22	0.327	0.977	0.342	7	22	8
SR	5005	8.1	0	0.000	0.000	0.000	0	0	0
Total Indicated		3.9	765	0.349	5.440	0.433	267	4,161	331
Measured and Indicated
Colorado Grande	105	4.7	263	0.444	5.309	0.526	117	1,396	138
Gold Crown South	108	4.8	7.5	0.276	4.605	0.347	2.08	34.7	2.6
MT	201	6.5	10	0.217	2.161	0.251	2	21	2
Gold Crown	205	4.4	280	0.391	5.212	0.472	109	1,459	132
Gold Crown Sur	208	3.5	17	0.280	1.919	0.310	5	33	5
Gold Crown Hanging	305	2.8	133	0.500	5.734	0.589	67	765	79
Snow White	405	2.1	81	0.402	4.512	0.471	33	365	38
Discovery	505	2.8	117	0.429	6.406	0.528	50	750	62
Sleeping Beauty	605	4.2	32	0.314	6.038	0.408	10	194	13
Colorado Sur	705	3.6	13	0.370	1.689	0.397	5	23	5
Charger Hill	805	3.9	44	0.094	16.272	0.346	4	718	15
GP	905	2.4	53	0.093	10.437	0.255	4.9	554	14
Ace	9052	3.1	37	0.094	10.492	0.257	3.5	387	9
Happy	1081	2.9	5.8	0.307	7.495	0.424	1.8	44	2
Queen	1605	4.1	22	0.327	0.977	0.342	7	22	8
SR	5005	8.1	0	0.000	0.000	0.000	0	0	0
Total Meas. and Ind.		3.8	1,117	0.377	6.058	0.471	421	6,765	526
Inferred
Colorado Grande	105	3.3	179	0.298	3.156	0.347	53	565	62

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Vein Name	Vein No.	Vein True Thickness Feet	kton	Au opt	Ag opt	AuEq opt	Au koz	Ag koz	AuEq koz
Gold Crown South	108	4.3	9.3	0.179	3.396	0.232	1.66	31.4	2.1
MT	201	4.0	68	0.236	1.585	0.260	16	109	18
Gold Crown	205	4.7	157	0.225	2.281	0.260	35	359	41
Gold Crown Sur	208	4.3	9	0.227	2.870	0.271	2	25	2
Gold Crown Hanging	305	1.7	86	0.339	2.746	0.381	29	237	33
Snow White	405	3.7	42	0.395	3.019	0.442	17	128	19
Discovery	505	2.7	78	0.352	4.616	0.424	28	361	33
Sleeping Beauty	605	4.0	41	0.186	5.250	0.268	8	214	11
Colorado Sur	705	5.7	13	0.325	2.040	0.356	4	26	5
Charger Hill	805	3.0	10	0.080	10.486	0.242	1	101	2
GP	905	3.3	82	0.154	6.043	0.248	12.6	494	20
Ace	9052	2.2	41	0.167	6.459	0.268	6.9	265	11
Happy	1081	3.4	5.4	0.182	6.291	0.279	1.0	34	2
Queen	1605	2.6	29.3	0.273	0.862	0.286	8.0	25	8
SR	5005	3.7	8	2.113	1.684	2.139	18	14	18
Total Inferred		4.0	858	0.280	3.480	0.334	241	2,988	287
Notes:
1.	Mineral Reserve Estimate
2.	Mineral resources have been calculated based on a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.
3.	Mineral resources are calculated at a grade thickness cut-off grade of 0.96 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.225 opt.
4.	Gold equivalent ounces were calculated based on oneounce of gold being equivalent to 64.53 ounces of silver.
5.	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
6.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution. 6. Mineral resources include allowance for 5% mining losses.
7.	Mineral Resources are inclusive of mineral reserves.
8.	Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.
9.	The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.
10.	Mineral resource estimates can be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors.

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15.	Mineral Reserve Estimate

Excavation designs for stopes, stope development drifting and access development were created using Vulcan Software. Stope designs were aided by the Vulcan Stope Optimizer Module. The stope optimizer produces the stope cross section which maximizes value within given geometric and economic constraints.

Design constraints included four feet minimum width for longhole stopes with development drifts spaced at 50-foot vertical intervals. Stope development drift dimensions maintained a constant height of 11 feet and a minimum width of seven feet. Cut and fill stopes are a minimum of six feet in width, and each cut is ten feet high.

Mining and backfill tasks were created from all designed excavations. These tasks were assigned costs and productivities specific to the excavation or backfill task type. Additionally, the undiscounted cash flow for each task was calculated. All tasks were then ordered in the correct sequence for mining and backfilling. Any sequence or subsequence that did not achieve a positive cumulative undiscounted cash flow was removed from consideration for mineral reserves. Stope development necessary to reach reserve excavations and exceeding the incremental cut-off grade shown in Table 15-1 is also included in mineral reserves.

Table 15-1 Mineral Reserves Cut Off Grade Calculation

		Gold	Silver
Metal Sales Price	$/Ounce	$1,000	$15.83
Refining and Sales Expense	$/Ounce	Included in Milling
Royalty		0%
Metallurgical Recovery		94%	92%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$2.00
Direct Processing	$/ton	$67.85
Administration and Overhead	$/ton	$33.19
Mining	$/ton	$211.83
Total	$/ton	$314.87

Gold Equivalent		1	64.53
Unplanned Dilution		10%
Incremental Cut Off Grade		0.110
Cut-off Grade	Eq. opt	0.335
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	1.474

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Table 15-2 Midas Mineral Reserves as of August 31, 2014

					Au	Ag	Au Equiv.
	Tons			Au Eq	Ounces	Ounces	Ounces
Vein Designation	(000's)	Au opt	Ag opt	opt	(000's)	(000's)	(000's)
Proven Reserves	134.1	0.381	13.35	0.588	51.1	1,790	78.8
Probable Reserves	108.0	0.376	7.92	0.498	40.6	855	53.8
Proven + Probable Reserves	242.1	0.378	10.93	0.548	91.6	2,646	132.6
Notes:
1.	Mineral Reserves have been estimated based on a gold price of $1,000/ounce and a silver price of $15.83/ounce.
2.	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
3.	Gold equivalent ounces are calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
4.	Mineral Reserves are estimated at a cutoff grade of 0.335Au opt and an incremental cutoff grade of 0.110 Au opt.
5.	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

Midas mineral reserves could be materially affected by economic, geotechnical, permitting, metallurgical or other relevant factors. Mining and processing costs are sensitive to production rates. A decline in the production rate can cause an increase in costs and cutoff grades resulting in a reduction in mineral reserves. Geotechnical conditions requiring additional ground support or more expensive mining methods will also result in higher cutoff grades and reduced mineral reserves.

The Project has the necessary permits to continue exploration and current operations. Failure to maintain permit requirements may result in the loss of critical permits necessary for continued operations.

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16.	Mining Methods

16.1.	Primary Mine Development

Midas is a modern, mechanized, narrow vein underground mine using rubber tired haulage equipment to transport mineralized material and waste to the surface. Main haulage ramps are excavated 16 feet wide by 17 feet high. Spirals are typically located 1,200 feet apart along strike to optimize development and are best located in the more competent rock of the footwall (Figure 16-1). Spiral accesses are 15 feet wide by 15 feet high, with a standard radius of 70 feet and standard gradient of approximately 12.5% . A typical level access has a ventilation/escape raise and access to an ore pass and a waste pass. Level crosscuts to the veins are located on nominal 50-foot vertical sublevels (Figure 16-2).

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Access for the East Veins is from existing development of the Main Veins. Spiral 7 is east of Spiral 4 and is accessed from the 4-4550 and the 4-4800 accesses. Spiral 8 is east of Spiral 3 and is accessed through the 3-4550 and the 3-4851 accesses. Additional drilling is required to determine the economic potential of Spiral 9, which would be accessed from the 1-5001 and the 4720 Haulage. (Figure 16-3)

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16.2.	Ventilation and Secondary Egress

Fresh air intake to the mine is provided by the Deep Vent Raise (DVR) at 690 thousand cubic feet per minute (kcfm) and by the portal at 420 kcfm. Three exhaust raises are strategically located to complete the ventilation circuit. The ventilation circuit is powered by seven main fans located at the surface of the ventilation raises. The main fans total 2,025 connected horse power (HP).

The raise near Spiral 4 is equipped with an escape hoist and capsule to provide emergency egress if the main evacuation route is blocked during an emergency. Additionally, there are 15 refuge chambers distributed throughout the mine in the event evacuation is not feasible. These refuge chambers are equipped with carbon dioxide filters, breathable grade compressed air tanks, food, and communication to the surface.

16.3.	Power Distribution and Dewatering

Electrical power to the mine is provided by a 4,160-volt feeder and stepped down to 480 volts for distribution. Step down transformers and circuit protection are provided by 22 load centers located throughout the mine.

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Mine water requirements average 110 gpm and are provided by treatment, storage, and recirculation of discharge water from the mine. Approximately 10-15 gpm of excess mine discharge water are pumped to the tailings dam for evaporation.

16.4.	Equipment Fleet

Underground mining equipment and surface support equipment are listed in Table 16-1 and Table 16-2, respectively.

Table 16-1 Underground Equipment List

Description	Manufacturer	Quantity
Loader 2 cubic yard	Tamrock	8
Loader 6 cubic yard	Caterpillar	1
Haul Trucks	Caterpillar AD30	3
Jumbo Drill	Sandvik	1
Jumbo Drill	Atlas Copco	1
Jumbo Drill	Vein Runner	0
Jumbo Drill	Quasar	1
Bolters	Sandvik	1
Ring Drills	Stopemaster	0
Shotcrete Spray Truck and Robbotic Boom	Eimco/SC Technology	1
Shotcrete Transmixers 6 cubic yard	Normet	1
Crew Transportation	Ford, Moller & Tacoma	10
Support Equipment - forklifts, boom trucks, scissor lifts and water truck		10

Table 16-2 Surface Support Equipment List

Description	Manufacturer	Quantity
Loader	Caterpillar988	2
Loader	Caterpillar966	1
HaulTrucks	Caterpillar777C	2
MotorGraders	Caterpillar14G	1
MotorGraders	Caterpillar16G	1
WaterTruck	FordL-8000	1
Forklifts		4
Crane25-Ton		1
BoomTruck		1
SkidSteer		1
SnowPlow/SandTruck		1
EmergencyVehicle		1
ATV	PolarisRanger	1

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16.5.	Mining Methods

16.5.1.	Longitudinal Sub Level Stoping

Longitudinal sublevel (longhole) stoping has historically been the primary mining method for the five narrow Main Veins at Midas as well as the East Veins, including 905, 9052, and 805. From the portal, there are three major haulages that access these veins through eight different spirals. Generally, upper and lower sections of the same spiral connect only through ventilation/escape raises. All mineralized material produced is hauled out of the portal in trucks to a temporary stockpile where it is loaded onto a surface haul truck and delivered to the on-site mill.

Mine development is controlled by geological conditions in the area. For the sublevel stoping method, sill development is driven at a nominal seven feet wide by twelve feet high to accommodate the size of longhole drills and two-cubic yard (yd3) loaders. Where the vein thickness is wider than six feet, the sill width is increased to capture the entire vein. Sills are typically driven 600 feet north and south from the spiral cross cut. Once sills are developed, stoping begins. Stopes are drilled with a longhole drill from the floor of one level to the back of the one below, then remote mucked from the bottom level, and finally backfilled from the top level.

Typically, the mineralized material is divided into stope blocks of about four levels for development, or 200 feet vertically. Stoping begins by creating a cemented backfill barrier pillar at the bottom level of the mineralized material block by benching eight feet below the level horizon. The bench is then filled with 6% by volume cemented rock fill (CRF). Alternatively, the bottom level of the mineralized material block may be stoped and filled with by volume CRF to establish the cemented backfill barrier pillar. The first stope has a drop raise drilled nearest to the mining face. Subsequent holes are blasted one at a time into the free face created by the drop raise to a standard panel length of 60 feet.

Once empty, the stope is filled with dry unconsolidated waste backfill (“GOB”) until it reaches ten feet above the brow of the bottom cut. Next, a pillar of two percent by volume CRF is placed into the stope until it reaches within ten feet of the top cut (the drilling level). Next, the remainder of the open stope is filled with GOB. Finally, before the next stope is drilled, the toe of dry GOB is removed to reveal a free face that the next stope will be blasted into, eliminating the need to drill another drop raise. Rather, a fan pattern is drilled in the initial portion of the stope design to initiate extraction, followed by the same one-hole-at-a-time drill pattern for the remainder of the panel. The final or intersection panel of every level is filled completely with 6% CRF (Figure 16-5). Bridged stopes are filled with nominal six percent CRF to ensure the bridge is fully encapsulated.

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This sequence continues inward toward the intersection of the spiral access and upward to the top of the stope block in an advancing V pattern until all but the top level of the block is mined and backfilled. The longhole drill then drills up-holes from the top level upward to within six feet of the backfilled bench above. These up-hole stopes have been left open in the past, and it is vital to the mining sequence that the mining block above is completed and backfilled prior to mining the up-hole stopes on the last level of the stope block.

16.5.2.	Cut and Fill

Cut and fill production costs are significantly higher than sublevel stoping. The disadvantage of cut and fill is the high cost of the foaming additive that is added to the cement and pumped up the raise back into the cut. The advantage is that it requires significantly less waste development since a ramp is not required to span the vertical extent of the mineralization. Cut and fill mining can also be much more selective than longhole and generally would reduce dilution from overbreaking into the hanging wall and footwall. A cut and fill stope can extend up to 300 feet along strike in each direction from a central access raise. A typical cut and fill arrangement is shown in Figure 16-6.

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Figure 16-6 Typical cut & fill stope long section

Cut and fill stoping is initiated by cross-cutting the vein on the bottom mining horizon with an access drift that will house the raise for the life of the stope. The raise is timbered with drawpoints for the mineralized material to pass through and also travelways for personnel and supplies. Drilling and blasting is carried by breasting down from the raise to the stope limits. The broken mineralized material is then slushed to the rock chute and mucked from the bottom access where it is loaded into trucks and removed. Once an entire cut is breasted down, cellular backfill is pumped from the bottom of the raise into the open cut, and the sequence begins again. The cellular backfill consists of a concrete additive that expands in place, filling any cracks or open voids. The density of the cellular backfill once cured is 38 lb/ft³. Due to the high costs of the concrete additive and the timbered raise, this cut and fill method can only be profitable in very high-grade pockets that are uneconomic for a spiral development in waste. There are currently two active cut and fill stopes utilizing this raise-up and cellular fill method. One was developed entirely by Newmont prior to Klondex’s purchase and is located on the 305 vein between Spirals 4 and 5. The other was developed by Klondex and is on the 505 vein in Spiral 1, above an area that was sublevel stoped below.

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16.6.	Ground Control and Dilution

During either waste or mineralized material development, ground control is a major part of the mining sequence. The face miners bar down loose rock immediately after a blast and install wire mesh and split-set bolts after every round in every heading. Some of the upper zones contain high clay content and low rock mass rating (RMR), which requires installation of Swellex bolts.

Dilution in the stopes is generally controlled by the drill pattern but is also affected by the jointing of the wall rock immediately adjacent to the stope. Figure 16-7 shows an ideal open stope with minimal dilution. When jointing and/or weak wall rock is present, the wall of the stope breaks into an hourglass shape and increases dilution.

In areas where poor rock conditions are anticipated, prior to stoping, engineers issue a design to install cable bolts into the hanging wall of the stope. In cases of rock instability, the panel length is also reduced from 60 feet to 30 feet to increase wall stability and decrease the length of time a stope sits open before being back filled. In general, dilution in the longhole stopes is well controlled even in weak ground by adjusting drill patterns, installing cable bolts, and reducing panel length when necessary.

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16.7.	Mine Plan

The current plan will contain a blend of sublevel stopes and cut and fill over the 2.8 year reserve mine plan. The Midas Mine can continue ore flow from the currently developed sublevel areas in Spiral 7 and 8, as well as the two previously mentioned cut and fill areas, while working toward developing future areas that employ these two methods (Figure 16-8 through Figure 16-16).

Table 16-3 Midas Mine Heading Advance Rates

Heading Type	Units	Daily Rate
Capital Development Drift	Feet/day	16
Drop Raise	Feet/Day	5
Stope Development (7 x 11)	Feet/day	21
Sublevel (Long Hole) Stoping	Ton/day	160
Cut and Fill Stoping	Ton/Day	100
Backfill	Ton/Day	200
Cellular Backfill	Ton/Day	18

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Table 16-4 Annual Production and Development Plan

Calendar Year	2014 1.	2015	2016	2017	Total

Reserves Mined
Proven Ore Mined (000's Tons)	30.5	61.2	32.7	9.7	134.1
Gold Grade (Ounce/Ton)	0.135	0.389	0.533	0.585	0.381
Silver Grade (Ounce/Ton)	12.880	15.735	10.579	9.120	13.349
Contained Gold (000's Ounces)	4.1	23.8	17.4	5.7	51.1
Contained Silver (000's Ounces)	393.2	962.6	346.2	88.4	1,790.5

Probable Ore Mined (000's Tons)	13.1	51.6	29.6	13.6	108.0
Gold Grade (Ounce/Ton)	0.124	0.282	0.717	0.231	0.376
Silver Grade (Ounce/Ton)	4.126	7.273	8.461	12.838	7.918
Contained Gold (000's Ounces)	1.6	14.6	21.3	3.1	40.6
Contained Silver (000's Ounces)	54.2	375.4	250.8	174.8	855.2

Total Reserves Mined (000's Tons)	43.7	112.8	62.4	23.3	242.1
Gold Grade (Ounce/Ton)	0.132	0.340	0.621	0.378	0.378
Silver Grade (Ounce/Ton)	10.246	11.863	9.572	11.292	10.926
Contained Gold (000's Ounces)	5.8	38.4	38.7	8.8	91.6
Contained Silver (000's Ounces)	447.4	1,338.0	597.0	263.2	2,645.6
Contained Gold Equiv. (000's Ounces)	12.7	59.1	48.0	12.9	132.6

Production Mining
Stope Development and Drift and Fill Mining (000's Tons)	21.3	36.7	10.0	1.9	69.9
Longhole Stope Mining (000's Tons)	22.4	74.7	52.4	21.4	170.9
Reserves Mined (000's Tons)	43.7	111.5	62.4	23.3	240.8
Reserves Mining Rate (tpd)	358	309	170	129	234

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Calendar Year	2014 1.	2015	2016	2017	Total

Backfill
Cellular Backfill (000's Tons)		2.8	4.4	3.2	10.5
CRF and GOB Backfill (000's Tons)	30.5	69.8	37.9	21.3	159.5
Total Backfill (000's Tons)	30.5	65.6	37.9	20.6	154.6

Waste Mining
Expensed Drift Waste (000's Tons)	5.0	1.1	-	0.1	6.2
Bench Waste (000's Tons)	-	-	-	-	-
Expensed Waste (000's Tons)		1.1	-	0.1	1.2
Primary Capital Drifting (Feet)		694	-	142	836
Secondary Capital Drifting (Feet)		98	-	50	148
Capital Raising (Feet)		116	-		116
Capitalized Mining (000's Tons)		13.8	-	3.2	17.0

Total Tons Mined (000's Tons)	48.7	127.7	62.4	26.6	265.3
Mining Rate (tpd)	399	350	170	147	257
Notes:
1.	The mine plan for 2014 includes only the period of September 1 through December 31.

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17.	Recovery Methods

Mineralized material from the Midas Project is processed in the Midas Mill. Material from each project is segregated through the crushing circuit. The mill has two 500-ton fine ore bins located between the secondary crusher and the ball mill, and one bin is dedicated to each mine. Head samples are taken on each reclaim conveyor at regular intervals, and tonnage measured by a belt scale prior to comingling the mineralization streams.

The Midas Mill was constructed in 1997 and has a nameplate capacity of 1,200 tpd. The mill uses conventional leach technology with Counter Current Decantation followed by Merrill Crowe precipitation. Doré refining is finalized by Johnson Matthey refineries in Salt Lake City, Utah. Midas has performed toll milling periodically since 2008.

17.1.	Mill Capacity and Process Facility Flow Diagram

Underground mineralized material is hauled from the Midas mine portal to the run of mine (ROM) pad where it is placed on short term ROM mineralized material stockpiles. Typical mineralized material classifications are: low grade (less than [<] 0.3 opt gold or < 6 opt silver; high grade (0.3 to 0.5 opt gold or 6 to 20 opt silver); and ultra-high grade (> 0.5 opt gold or > 20 opt silver). Underground mineralized material is hand-picked on the pad for scrap wire mesh and rock bolts before being fed to the crusher.

Mineralized material is crushed in two stages through a 30-inch by 40-inch primary jaw crusher and 53 inch secondary cone crusher. Both jaw and secondary crusher products are fed to a six feet by 20 feet Nordberg double deck vibrating screen fitted with two-inch top deck and one-half inch bottom deck screen panels to produce a 95% passing three-eighths inch product. A continuous self-cleaning belt magnet and a metal detector are used to remove tramp metal from the crusher screen feed and to protect the cone crusher from damage. Screen undersize is conveyed to one of two 500-ton fine mineralized material bins.

Crushed and screened material is transported from the fine material bins by individual belt feeders into the 10.5 feet by 15 feet rubber lined Nordberg ball mill. The ball mill is charged with a blend of three-inch and two-inch grinding balls to maintain an operating power draw of 800 horse power (HP). Mill discharge pulp is pumped to a nest of four ten-inch Krebs cyclones (three duty, one standby) for classification. Cyclone overflow, at 85% passing 200 mesh, reports to the trash screen. Cyclone underflow reports to a two millimeter (mm) aperture scalping screen, with the screen undersize being distributed by three-way splitter to the ball mill, verti-mill, and gravity circuit. Lead nitrate solution is added to the ball mill feed chute to enhance silver leach kinetics.

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A split of the screened cyclone underflow reports to the 250 HP verti-mill for open circuit grinding with the verti-mill discharge overflowing back to the primary ball mill discharge pump box. The verti-mill is charged with one inch grinding balls. A split of the screened cyclone underflow also reports to the 20-inch Knelson concentrator for gravity gold recovery. The Knelson operates on a 45-minute cycle providing concentrate for cyanidation in the CS500 Acacia Leach Reactor which conducts three 750 to 1,000 kilogram (kg) batch leaches each week. Pregnant solution (batch containing 100 ounces on average) from the leach reactor reports to the Counter Current decantation (CCD) circuit pregnant solution tank.

Cyclone overflow is screened to remove any plastic debris before reporting to a 42 feet diameter pre-leach thickener. Thickener underflow at 50% solids is pumped to the leach circuit consisting of eight 28 feet by 30 feet air sparged leach tanks, providing a leach residence time of approximately 90 hours at 600 tph feed rate. The pH in the first leach tank is maintained at 10.4 to 11.0 through the addition of hydrated lime, produced from the on-site slaking of pebble lime. Sodium cyanide concentration in the second leach tank is maintained at 1.25 grams per liter (gpl).

The leach circuit discharge is pumped to the first of five 42.5 feet diameter CCD thickeners, where the pulp is counter-current washed with barren Merrill Crowe liquor at a wash ratio of approximately 2.5:1, and CCD thickener underflow at each stage is maintained at between 50 and 56% solids to maximize wash efficiency.

Pregnant CCD solution at a pH of 11.0 and 400 gallons/minute flow rate is fed to one of two disc filters operating in duty/standby mode utilizing diatomaceous earth for clarification. The clarified pregnant solution is then pumped to a packed bed vacuum de-aeration tower, prior to the addition of zinc dust and lead nitrate to precipitate precious metals from solution. The Merrill Crowe precipitate solution is then pumped to one of two plate and frame filter presses for sludge recovery ahead of smelting on site to produce 5,000 troy ounce silver/gold doré bars.

Tailings pulp from the last CCD thickener is pumped to the Inco SO2/Air circuit for cyanide destruction. Cyanide destruction is performed in a single 20 feet by 20 feet agitated, air sparged tank providing approximately one-hour reaction time. Ammonium bi-sulphate, lime, and copper sulphate as a catalyst, are added to the tank on a ratio control basis to achieve target weak acid dissociable (WAD) cyanide levels below five ppm. Routine picric acid determinations are used by operating personnel to maintain WAD cyanide in the INCO cyanide destruction tank discharge pulp at target levels.

Following cyanide destruction, the plant tailings pulp is discharged to one of two lined tailings storage facilities for consolidation and water recovery. Clarified decant pond solution is evaporated or returned to the mill process water tank for reuse in the plant.

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Figure 17-1 Process Facility Flow Sheet

PRE-LEACH THICKENER CIRCUIT
CYANIDE LEACH CIRCUIT
REAGENT MIX/FEED CIRCUITS
CRUSHER CIRCUITS
REFINERY CIRCUITS
GRAVITY CIRCUIT
TAILINGS MANAGEMENT CIRCUITS
MERRILL-CROWE PRECIPITATION CIRCUITS

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17.2.	Physical Mill Equipment

The Midas process equipment list is shown in Table 17-1:

Table 17-1 Process Equipment Itemization by Area

Description	Number	Spare	Note	Description	Number	Spare	Note
AREA 350 GRINDING
BIN, MILL TROMMEL REJECTS CS Construction, w/lift lugs, 6.5' x 6.5' x 4'	1			HEATER, MILL FEED CONVEYOR GALLERY w/fan	1		5 kW
CHUTE, BALL TRANSFER	1			LAUNDER, MILL DISCHARGE CS, Rubber Lined	1
CHUTE. FINE ORE BIN DISCHARGE CS Plate Construction, AR Plate Lined	1			PUMP BOX, CYCLONE FEED 6' x 6' x 6', 1200 gal, CS, Rubber Lined	1
CHUTE, FINE ORE FEEDER DISCHARGE CS Plate Construction, AR Lined	1			PUMP, CYLCONE FEED 550 gpm, 4 x 3, Centrifugal Slurry, VFD, Rubber Lined CS	1	1	50 HP
CHUTE, MILL FEED Includes ball charge attachment, CS Construction, AR Lined	1			SAMPLER, CYCLONE OVERFLOW 223 gpm, single stage slurry cutter, CS Rubber Lined	1		0.5 HP
CHUTE, BALL DISCHARGE CS Plate Construction, AR Plate Lined	1			BELT SCALE, MILL FEED 30 tph, 24", 4 idler weigh bridge	1
CHUTE, MILL TROMMEL COVER CS Plate Construction	1			CYCLONE PACKAGE 2 - DS15LB-1826 Cyclones, radial manifold, w/ launders	2
CHUTE, MILL TROMMEL REJECTS CS Plate Construction	1			DUST COLLECTOR PACKAGE PULSE Air, induction, 5000 cfm, 0.5 psi	1		20 HP
CONVEYOR, MILL FEED 30 tph, troughed rubber type, 36" width, 116' Length, 12' lift, 50 fpm	1		7.5 HP	F EEDER, FINE ORE DISCHARGE Rotary Valve	1		5 HP
FAN, FINE ORE LOWER BUILDING VENT 4000 cfm, Wall exhaust	2		1.0 HP	LUBE SYSTEM, BALL MILL Air operated, w/heater	2		5 kW
FEEDER, FINE ORE 30 tph, 30" width, 29' length, VFD	1		5.0 HP	MILL, BALL 10.5' Diameter, 14' Length, Rubber Lined	1		800 HP

Practical Mining LLC	April 2, 2015

Page 169	Recovery Methods	Klondex Mines Ltd.

Description	Number	Spare	Note	Description	Number	Spare	Note
AREA 410 LEACH
Knelson gravity concentrator, 20 inch				CS 500 Acacia leach reactor
AGITATOR, LEACH 109" Diam., Dual Impellers, 8' sch 80 Shaft, 292" Length, CS Construction, Rubber Lined	8		40 HP	SAMPLER, LEACH TAILS 330 gpm, Slurry Cutter	1		0.5 HP
FAN, PRE-LEACH THICKENER VENT 3000 CFM @ 0.25 WG	1		0.5 HP	SCREEN, TRASH 4' X 5', Vibrating	2		2.5 HP
HEATER, PRE-LEACH THICKENER VENT 40,000 BTU, propane	1		35 HP	STANDPIPE, PRE-LEACH THICKENER O/F 2.5' Diam., 20' high, Open Top, CS Construction	1
LAUNDER, LEACH, INTERTANK CS Construction, w/Gate	8			PUMP BOX, CCD FEED SPLIT TO #1 AND #2 600 gal, 4X4X6' w/weirs, CS Construction, Rubber Lined	1
LAUNDER, LEACH, INTERTANK bypass CS Construction, w/Gate	7			PUMP, PRE-LEACH THICKENER AREA SUMP 200 gpm, 2.5" Diam. Vertical Slurry, Rubber Lined	1		7.5 HP
PUMP BOX, LEACH TAILS 6' x 6' x 6', 1200 gal, CS, Rubber Lined	1			PUMP, LEACH THICKENER AREA SUMP 200 gpm, 2.5" Diam. Vertical Slurry, Rubber Lined	1		7.5 HP
PUMP, LEACH TAILS 327 gpm, 4X3, Centrifugal, CS Rubber Lined	2	1	7.5 HP	TANK, LEACH 28' x 30', Open top, CS Construction	8
PUMP, PRE-LEACH THICKENER O/F 533 gpm, 3X4, Centrifugal, CS Construction, Packed Seal	1	1	15 HP	THICKENER, PRE-LEACH 59.5' Diameter, 19.5' Height, Feed well, All Gear, CS Construction	1		15 HP
PUMP, PRE-LEACH THICKENER U/F 330 gpm, 3X4, Centrifugal, CS Construction, Rubber Lined	1		10 HP
AREA 430 CCD THICKENING
FAN, CCD ARE VENT 6000 cfm, Wall Exhaust	4		1 HP	PUMP, CCD THICKENER U/F ADVANCE 160 gpm, 3X4, Centrifugal, CS Construction, Packed Seal	5	5	4.5 HP

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 170

Description	Number	Spare	Note	Description	Number	Spare	Note
HEATER, CCD ARE VENT 20 MBH, Propane w/motor	4		1 HP	SAMPLER, LEACH TAILS 330 gpm, Slurry Cutter	1		0.5 HP
PUMP, LEACH CCD AREA SUMP 200 gpm, 2.5" Diam. Vertical Slurry, Rubber Lined	1		7.5 HP	STANDPIPE, CCD thickener 2.5' Diam., 20' high, Open Top, CS Construction	5
PUMP, CCD THICKENER O/F ADVANCE 300 gpm, 3X4, Centrifugal, CS Construction, Packed Seal	5	1	7.5 HP	THICKENER, CCD 42.5' Diam. 19.5' high, feed well, all gear	5
AREA 450 CYANIDE DESTRUCTION
AGITATOR, CYANIDE DESTRUCTION 121" Diam., Dual Impellers, 10' sch 160 Shaft, 292" Length, CS Const., Rubber Lined	1		125 HP	TANK, CYANIDE DESTRUCTION 20' X 20', Open Top, CS Construction	1
SAMPLER, CYANIDE DESTRUCTION 200 gpm, Slurry Cutter	1		0.5 HP
AREA 470 TAILING HANDLING
PUMP, TAILINGS DISTRUBUTION 420 gpm, 3X4, Centrifugal, CS Construction, Rubber Lined	1		10 HP	PIPE, TAILINGS 8" HDPE, SDR 11	800 ft
PUMP, CCD THICKENER U/F ADVANCE 160 gpm, 3X4, Centrifugal, CS Construction, Rubber Lined	5	1	7.5 HP	PIPE, TAILINGS 12" HDPE, SDR 11	800 ft
AREA 510 MERRILL CROWE
FILTER, CLARIFYING 1 400 ft2, 210 gpm, 25 ppm solids, 54" diam. X 8', flushing			1 HP	PUMP, PREGNANT SOLUTION 600 gpm, 3X4, CS Construction	1	1	30 HP
PUMP, BARREN SOLUTION 600 gpm, 4X8, Centrifugal, CS Construction	1	1	15 HP	PUMP, FILTER FEED 600 gpm, 3X4, CS Construction, flooded mechanical seal	1	1	15 HP

Page 171	Recovery Methods	Klondex Mines Ltd.

Description	Number	Spare	Note	Description	Number	Spare	Note
FEEDER, ZINC 50 lb./hr	1			TANK, DEAERATION 3' Diam. X 20' high, 22 in. water vacuum	1
AREA 550 REAGENTS
PUMP, FLOCCULANT METERING 2 gpm, Progressive Cavity	1		1.5 HP	PUMP, ABS METERING 75 gpm, Metering Type, Mechanical Seal	1	1
PUMP, FLOCCULANT METERING 0.5 gpm, Progressive Cavity	5		1 HP	TANK, COPPER SULFATE STORAGE 2900 gal, 8' Diameter X 9' high, closed, SS Construction	1
PUMP, REAGENT METERING 25 gpm, Metering Type	3	1	1 HP	FLOCCULANT PACKAGE, SELF CONTAINED Includes Agitator, Blower, Bin Feeder, Mixer, Tanks, SS Construction	1		3 HP
AREA 650 UTILITIES
PUMP, PROCESS WATER 1200 gpm, 6X8, CS Construction, Packed Seal	1		125 HP	BLOWER, CYANIDE DETOXIFICATION 1000 cfm, Rotary, Two Stage, Intercooler, Filter Intake	1		75 HP
BLOWER, LEACH TANK 320 cfm @ 20 psig, Rotary, Two Stage, Intercooler, Filter Intake	1		30 HP

17.3.	Operation and Recoveries

Midas mineralization performs quite well under direct cyanidation with daily recoveries as high as 95.1% for gold and up to 95% for silver. The process performance is consistent with gold recovery having a standard deviation of less than two percent. Variances in gold recovery are due to the head grade and grind size, and do not appear to be associated with mineralized material type. The standard deviation of silver recovery is less than four percent with variance due to head grade, grind size, and clay content. Clay enriched mineralization often has higher silver to gold ratios and tend to present recovery difficulties. Recoveries occasionally fall outside the expected distribution because of plant or operating issues. The current grind is 85% passing through 200 mesh. The feasibility of producing a finer grind product to improve gold and silver recovery is currently under analysis by Klondex.

17.4.	Processing Costs

Midas Mill operating costs for 2012 through 2014 are summarized in Table17–2.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 172

Table 17–2 Midas Mill Operating Costs

	$/ton			Total Tonnage
Year	Budget	Actual	Variance	Budget	Actual	Variance
2012	$33.12	$35.02	$1.90	373,000	330,000	-43,000
2013 (Oct)	$35.49	$39.05	$3.56	255,600	207,600	-48,000
2014 [1]	62.53	$57.49	-$5.04	174,425	171,818	-2,607
Notes:
1.	Klondex has only been the operator of the Midas Mill since February 19, 2014. Newmont was the prior operator.

The elevated cost per ton for 2013 and 2014 is the result of the inflexibility of fixed costs versus diminished throughput.

Future processing cost projections reflect 2014 consumption rates and pricing levels for reagents, and electrical power. Adequate water is available from onsite supply wells and the Midas Underground Mine.

17.5.	Production

Doré is shipped to the refinery as 5500 oz. bars that average approximately 3.94% gold and 90.1% silver plus minor constituents, including less than 4% selenium. Table 17-3 provides a monthly summary of the processing at the Midas Mill of mineralized material extracted from Midas during2014.

Table 17–3 2014 Midas Mineralized Material Processed at the Midas Mill

	Feb[1]	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Tons (000’s)	2.8	11.2	10.7	9.8	11.2	12.3	12.3	12.7	11.6	9.7	12.7	117.0
Au grade	0.078	0.135	0.089	0.102	0.182	0.214	0.106	0.165	0.163	0.126	0.256	0.155
Ag grade	8.13	12.11	11.58	10.43	9.24	11.02	8.53	8.92	18.11	15.53	13.02	11.69
feed Au oz (000’s)	0.2	1.5	1.0	1.0	2.0	2.6	1.3	2.1	1.9	1.2	3.2	18
feed Ag oz (000’s)	22.7	135.2	123.9	102.4	103.7	135.5	104.6	113.1	209.9	150.2	165.1	1,366
% Au recovery	94.5%	94.5%	96.3%	90.2%	92.1%	94.7%	95.6%	93.8%	93.8%	95.2%	91.8%	93.6%
% Ag recovery	95.7%	94.1%	97.5%	95.8%	92.6%	95.4%	94.5%	97.6%	94.8%	96.2%	94.1%	95.2%
recovered Au oz (000’s)	0.2	1.4	0.9	0.9	1.9	2.5	1.2	2.0	1.8	1.2	3.0	17
recovered Ag oz (000’s)	21.7	127.2	120.7	98.1	96.0	129.2	98.8	110.4	198.9	144.4	155.4	1,301
Note:
1.	Includes only production following the completion of the Midas purchase from Newmont on February 11, 2014.

Page 173	Recovery Methods	Klondex Mines Ltd.

17.6.	Midas Mill Operating Permits

The Midas Mill is currently operating under three Air Quality Operating Permits administered by the Nevada Department of Environmental Protection (NDEP) Bureau of Air Pollution Control and one Water Pollution Control Permit administered by the Nevada NDEP Bureau of Water Pollution Control. The permits are discussed in detail in Section 20.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 174

18.	Project Infrastructure

The Midas underground mine is a modern mine site with all the facilities generally associated with mechanized mining and ore processing. The Midas operation is served by Nevada State Highway 789 connected to a 32.4 -mile all-weather gravel access road.

18.1.	Infrastructure

The Midas Project includes an underground mine, waste rock area, crushing plant, conventional mill, refinery, cyanide destruction circuit, tailings impoundment, and a TSF. Mine operations also includes ancillary facilities such as: a maintenance shop, warehouse, administration and security building, and facilities for distributing diesel fuel, gasoline, and propane.

18.2.	Tailings Containment

Klondex has evaluated the potential for increasing tailings capacity. The remaining capacity in the existing Midas Phase 4/5 tailings is estimated to be 700,000 tons, as of year-end 2014. Two alternatives are available for increasing tailings capacity. The first would raise the existing embankment approximately four feet using an engineered retaining wall. This option would add approximately 400,000 tons capacity and is estimated to cost $1M. This option has the advantage of staying inside the existing TSF footprint and can be permitted with a minor modification to the existing plan of operations. The second option would involve new construction outside the existing TSF footprint. Permit modifications would likely take two to three years to secure. New TSF construction could be completed by early 2018. Klondex is proceeding with construction of the four-foot embankment raise.

The 2012 performance of the TSF included evaporation of over 90M gallons of water utilizing ten evaporator units. Currently, 14 evaporators operate 24 hours per day, seven days per week during the peak evaporation season to assist in the evaporation of excess water in the TSF.

18.3.	Power

The Midas Mine has six main electrical transformers which are located on the surface. The total line capacity for the Midas Project is 12 megawatt (MW) or 15,500 HP. Details of the main transformers in the system are listed in Table 18-1.

Table 18–1 Electrical Transformer Details

Location	Service Voltage Kilovolts (kV)	Size	Current Power Draw(MW)
UG Portal	24.9kV	5MVA	1.8
South Vent Raise	24.9kV	2.5MVA	0.9
Deep Vent Raise	24.9kV	1MVA	0.6
North Vent Raise	24.9kV	5MVA	1.7
Mill/Truck Shop	24.9kV	5MVA	2.1

Page 175	Project Infrastructure	Klondex Mines Ltd.

Location	Service Voltage Kilovolts (kV)	Size	Current Power Draw(MW)
Tails Evaporation	24.9kV	1MVA	0.6
		Total	7.7 MW

Midas also has a 1.4 kilowatt (kW) diesel generator for backup. Prior to Klondex’s acquisition of the Midas Project, electrical power supply to Midas was from Newmont’s Dunphy Power Plant from the 120kV transfer line to the Osgood Substation. Transmission from the Osgood Station to the site is on a 24.9kV line. Site voltage available is from 480 volts (V) service to 4160V service. Klondex purchases electrical power from NV Energy which is transmitted using the same infrastructure.

18.4.	Water

Midas Project water is supplied by two main wells: the Plant Site Well and the Valley Well. The combined capacity of both is 300 gallons per minute (gpm).

18.5.	Communication Infrastructure

Digital data communication service is provided from fiber optic cable and has a 1.1 gigabyte per second capacity. Telephone service is standard multi-line voice service.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 176

Figure 18-2 Location of Site Facilities

MILL FACILITIES
EXISTING PHASE IV
MIDAS TAILINGS STORAGE FACILITY PHASE VI EXPANSION
EXISTING PHASE V
UNDERGROUND MINE FACILITIES
MINE WASTE STOCKPILE
EXISTING SITE ACCESS ROAD
500 0 500 1000 FEET

Page 177	Market Studies and Contracts	Klondex Mines Ltd.

19.	Market Studies and Contracts

19.1.	Precious Metal Markets

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases, gold and silver prices began declining in 2012. As of December 2014, the 36-month trailing average gold price was $1,449 per ounce, the 24-month trailing average price was $1,339 while the monthly average had dropped to $1,202. The silver price trend shows similar behavior, and both are shown in Figure 19-1.

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Gold
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Silver
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Gold
Silver
Gold 36 Mo. Trailing Avg
Silver 36 Mo. Trailing Avg.

19.2.	Contracts

As part of normal mining activities, Klondex has entered into several contracts with several mining industry suppliers and contractors. The terms of these agreements are customary for mines in the area.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 178

19.3.	Project Financing

On December 4, 2013, the Corporation entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc., and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Klondex Midas Holdings Limited (formerly Newmont Midas Holdings Limited), which indirectly owns the Midas Project. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of:

1.	Approximately US$55 million in cash;

2.	The replacement of Newmont surety arrangements with Nevada and federal regulatory authorities in the amount of approximately US$28 million; and

3.

The issuance by the Corporation to Newmont USA of 5 million warrants to purchase Common Shares of Klondex at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances.

The Midas Acquisition was financed through the Subscription Receipt Financing (as defined below), the 2014 Debt Financing (as hereinafter defined) and the Gold Purchase Arrangement (as hereinafter defined).

On January 9, 2014, the Corporation completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt on a private placement basis, raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds") pursuant to the terms of an agency agreement dated December 6, 2013 between the Corporation and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited and PI Financial Corp. (collectively, the "SR Agents"). The SR Proceeds, less the SR Agents' expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Corporation of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing (as hereinafter defined) pursuant to the requirements of the Toronto Stock Exchange (“TSX”). Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Corporation.

On February 11, 2014, the Corporation entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp., pursuant to which the Corporation issued units consisting of an aggregate of $25,000,000 principal amount of notes, issued at a 2.5% discount to par value, and 3,100,000 warrants ("2014 Lender Warrants") to purchase Common Shares (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and will expire on February 11, 2017. The notes mature on August 11, 2017.

Page 179	Market Studies and Contracts	Klondex Mines Ltd.

On February 11, 2014, the Corporation entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Corporation raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold on a monthly basis over a five year period ending on December 31, 2018. Under the terms of the Gold Purchase Agreement, the Corporation is required to make gold deliveries at the end of each month, with the first delivery having been due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in Table 19-1.

Table 19–1 FNC Gold Delivery Schedule

Year	Gold Ounces
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Corporation's obligations under each of the 2014 Debt Financing and the Gold Purchase Agreement are secured against all of the assets and property of the Corporation and its subsidiaries. The security granted for the performance of the Corporation's obligations under the 2014 Debt Financing and the Gold Purchase Agreement rank pari-passu.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Corporation is required under an event of default under the Facility Agreement, including in the event that the Corporation has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Corporation other than the indebtedness (other than permitted indebtedness) under the Facility Agreement. In addition, the Corporation may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the Consolidated Adjusted EBITDA (as defined in the Facility Agreement) of the Corporation and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Corporation and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement. As at the date hereof, the Corporation is in compliance with all requirements under the Facility Agreement and the Gold Purchase Agreement.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 180

On February 12, 2014, the Corporation entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and, Klondex Midas Operations Inc. (formerly Newmont Midas Operations Inc.) (“Midas Operations”), the owner of the Midas Project and now an indirect wholly-owned subsidiary of the Corporation, pursuant to which Midas Operations raised proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine.

Page 181	Environmental Studies, Permitting and Social or Community Impact	Klondex Mines Ltd.

20.	Environmental Impact Studies, Permitting and Social or Community

As with any mine, new environmental regulations have the potential to add expenses and restrictions to operations. Restrictions have the potential to adversely affect the scope of new exploration and development on the Midas property, and subsequently, the potential for production at the Property may be affected.

The Midas Mine is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. Mineral exploration and mining operations are completed in compliance with applicable environmental regulations. The authors of this Technical Report are not aware of any existing environmental liabilities.

20.1.	Environmental Management Activities

Ongoing environmental management issues at Midas include regulatory reporting on:

•	Water Pollution Control Reports
•	Air Quality Reports and Compliance Testing
•	Water Rights
•	Reclamation Report and Bond Updates
•	Toxic Release Inventory Reports
•	Dam Permit Reporting
•	Hazardous Waste Inspections and Reporting
•	Wildlife Inspections and Reports

•	Additionally, reclamation financial assurances require reporting on:
•	Annual Corporate Guarantee Review and Approval
•	Triennial Reclamation Cost Estimate Update
•	Other environmental management obligations include:
•	Permit Renewals/Modifications
•	Reclamation and Final Permanent Closure Plan
•	Cultural Resources Mitigation Actions
•	Greater Sage-grouse Mitigation Actions
•	Regulatory Inspections

Waste Rock Dump Description and Management

The waste rock dump (WRD) at Midas is located downhill and to the south-east of the portal. Primary waste rocks lithologies are tuff, rhyolite, and basalt. The current WRD design covers eleven acres of disturbance on private property. Maximum storage capacity is approximately 1.4 million tons.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 182

Waste rock at Midas is used as fill in the underground openings. During phases of increased development, the WRD inventory increases, and when the mine development level is normalized, the inventory decreases.

During waste rock placement, composite samples of felsic and mafic rock lithologies are taken on a daily basis. In compliance with the Water Pollution Control Permit, the sample analysis is reported on a quarterly basis. The Meteoric Water Mobility Procedure (MWMP) Profile I is reported to the BMRR, which measures 31 constituents. The potential for the WRD to generate acid is also calculated and reported. Lime is added during quarterly monitoring if the Acid Neutralization Potential (ANP) to Acid Generation Potential (GNP) ratio is less than 1.0.

During 2012 and 2013, no constituents average value taken from the WRD was outside of the acceptable Profile I standard (from the fourth quarter 2011 through third quarter, 2013 reports). During this period, 627,000 tons of felsic and 74,400 tons of mafic rock were placed on the WRD. The average ANP to AGP readings for that time were a ratio of 2.3. Additionally, Monitoring Well-9, in the drainage below the WRD, is sampled on the quarterly.

Waste rock is routinely reclaimed from the WRD and placed in the underground stopes. It is anticipated that, during the latter stages of mining, stope fill requirements will allow a much higher rate of waste rock re-placement diminishing the volume of the WRD.

The Midas Revised Three-Year Reclamation Plan was approved by the BMRR in October 2012. The plan states on Page 23:

“All of the mine waste rock that is stored on the temporary waste rock facility will be removed from this area and backfilled into the decline. Once the rock is removed, the topography in this area will approximate the original contour. Reclamation will consist of the placement of 0.5 feet of cover and 0.5 feet of growth media and seeding.” (US Department of the Interior (DOI) BLM, 2013)

Topsoil for the WRD is stored immediately downhill from the Midas Mine. When reclamation is complete, the potential for future waste rock acid drainage will be mitigated.

20.2.	Tailings Impoundment Description and Management

The TSF is located on the west flank of a wide canyon on the southern periphery of the Project. The tailings coverage entails 95 acres of disturbance located entirely on private property. The embankment has undergone four permitted lifts to expand capacity since its original construction. The current lift is known as “Phase 5”. The Phase 5 lift was designed by the engineering firm, Smith Williams Consultants, Inc., and is permitted with Dam Safety Permit J-555 by the Nevada Department of Water Resources. The current cumulative capacity of the TSF is 3.70 million tons, of which approximately 700,000 tons are still available. It is expected that an expansion will be required in approximately the next 4 years.

Page 183	Environmental Studies, Permitting and Social or Community Impact	Klondex Mines Ltd.

The TSF is a synthetic lined pond with 2:1 slope ratio on the internal walls and 3:1 slope ratio on the external walls comprised of compacted earth and rock buttress construction. The TSF has a maximum permitted vertical lift (Phase Six – which has not yet been built) of 200 feet on the external, downslope side. The pond contains approximately 2,750,000 tons of detoxified cyanide tailings ground to 80% passing a 200 mesh screen. Tailings placement occurs simultaneously with process water decantation and active evaporation within the margins of the TSF.

The cumulative, drained process tailings are subjected to downward migrating water. There is potential for this water to escape the lined TSF. Furthermore, meteoric waters in the alluvium outside the pond host potential to leach chemicals from the tailings through the outer walls of the TSF and then enter the drainage at the toe of the dam. The possible occurrences of seepage are monitored by quarterly sampling from ten monitoring wells, nine of which are down-gradient of the TSF and one up-gradient. Results from these samples are reported quarterly to BMRR, according to the Water Pollution Control Permit.

Incidental seepage is prevented from entering the waters of the State by federal law. Any seepage solutions are captured in an underdrain pond and drainage wells prior to release to the regional hydrologic system. Seepage water is pumped back into the TSF.

The Midas Reclamation Plan provides for proper reclamation and closure of the TSF. This plan includes a period of Process Fluid stabilization followed by placement of an Evapotranspiration (ET) barrier, designed to force meteoric water to evaporate instead of infiltrating the pond. Seeding for vegetation follows ET placement. Water quality monitoring will continue for a period of five years and be reported on a quarterly basis.

The Midas Revised Three Year Reclamation plan was approved by the BMRR in October 2012. When reclamation is completed, the potential for future seepage from the TSF will be mitigated.

20.3.	Air Emissions Control

Air emission standards for Midas are defined in the BLM Environmental Assessment titled, “Midas Underground Support Facilities, Newmont Mining Corporation”, issued in March 2013. These emissions include diesel particulate and dust expelled from underground mining operations, fugitive dust from surface operations, road maintenance, crushing activities, and mercury emissions from refinery furnaces and mercury retorts.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 184

Klondex’s current Midas operations are regulated by a number of BAPC permits. Operations at Midas are permitted under Class II Air Quality Operating Permit AP1041-0766.02. A Title V application was submitted in January 2012, and the permit approval is currently pending BAPC review. Surface disturbance and fugitive emissions are regulated under three Class II Surface Area Disturbance Permits: AP1041-1444.01 (Borrow Pit), AP1041-1454.01 (Exploration), and AP1442-2674 (Jakes Creek Gravel Pit).

To allow for potential increases in mercury emission, as is anticipated in processing custom ores at Midas, Newmont obtained a Nevada Mercury Control air permit from the BAPC and Klondex is currently operating in Phase 1 of this permit. The purpose of Phase 1 is to monitor and operate properly under existing mercury controls and to implement work practice standards on units without controls in order to minimize emissions until the appropriate technologies under the Nevada Maximum Achievable Control Technology (NvMACT) standards are determined. At the existing Midas facility, Klondex is operating under Mercury OPTC: Phase 1, AP1041-2253 for a number of units.

20.4.	Reclamation Cost and Bonding

Klondex posted $28M in reclamation bonding upon the completion of the Midas Acquisition.

20.5.	Permits

The Midas Project, including the Ken Snyder Mine and the Midas Processing facility, have been in operation since 1998. Beginning in 1992 and up until 1997, a full suite of exploration, operating, and tailings permits were acquired, and since 1998 have been maintained and modified to suit the full range of operations at Midas.

In overview, permits are maintained at the state level with the NDEP and State Fire Marshal; at the Federal level with the BLM; and locally with the Counties of Elko and Humboldt. A list of the most significant operational permits maintained by the Midas Project are listed in Table 20-1.

Air Quality Permit

Air permits include Surface Air Disturbance permitting, Class I and Class II Operating Permits, and Mercury Control Permits. These permits, administered by the NDEP, are in compliance with Federal EPA Emissions Inventory Systems.

Page 185	Environmental Studies, Permitting and Social or Community Impact	Klondex Mines Ltd.

Water Quality permit

Water permits include Water Pollution Control permits, various Storm Water Control permits, permits for dams and Industrial Artificial Ponds. These permits are administered by the Nevada Department of Wildlife and the NDEP and adhere to the Federal EPA Discharge and Release Standards. Public Water Systems and Treatment facilities are also covered.

Rights of Way

Rights to operate on Federal Lands are administered by the BLM. Midas holds four main Rights of Way.

Plans of Operation

Two plans of operations are in effect. The first covering the location of five vent raises, and the second covering exploration activities on the surrounding land package. Both plans of operation are administered by the BLM.

Water Rights

The Midas Mine has acquired sufficient water rights for operation of the two water supply wells and mine dewatering system.

Other Permits

Other permits include state fire protection permits, solid waste disposal permits, reclamation permits, and septic systems.

Midas holds and maintains 26 major permits. Table 20-1 lists these permits and their respective reporting and expiration periods.

Table 20–1 Midas Operations Comprehensive Permit List

Permit	Number	Description	Agency	Current	Period	Expiration
Class II Air Quality	AP1041-0766	Processing Permit	NDEP-BAPC	yes	Annual	5/11/2014
Class I Operating	AP1041-2989	Permit to Construct	NDEP-BAPC	yes	Annual	6/5/2014
Nevada Mercury Control	AP1041-2253	Mercury Operating Permit	NDEP-BAPC	yes	Annual	6/5/2014
Surface Air Disturbance	AP1041-1444	Midas Gravel Pit	NDEP-BAPC	yes	Annual	8/19/2014
Surface Air Disturbance	AP1041-1454	Exploration	NDEP-BAPC	yes	Annual	9/7/2014
Surface Air Disturbance (SAD)	AP1442-2674	Jakes Creek Gravel Pit	NDEP-BAPC	yes	Annual	5/5/2015

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 186

Permit	Number	Description	Agency	Current	Period	Expiration
IAP	S35289	Industrial Artificial Ponds Permit	NDOW	yes	Quarterl y	6/30/2018
Dam Permit	J-555	Dam Safety Phases 4 - 5	NDEP-NDWR	yes	Bi-Ann.	6/30/2014
Right of Way	N83284	Power Line	BLM	yes	N/A	8/28/2027
Right of Way	N61100	Road and Power Line	BLM	yes	N/A	4/23/2027
Right of Way	N-66023	Road and Waterline	BLM	yes	N/A	11/20/2029
Right of Way	N088016	Snow Fence	BLM	yes	N/A	12/31/2039
Plan of Operations	NVN 071128	Exploration POO	BLM	yes	N/A	N/A
Plan of Operations	NVN 088898	Operations Plan	BLM	hold	N/A	N/A
Storm Water	CSW-19747	Jakes Creek Storm Water Runoff	NDEP-BWPC	yes	Annual	7/1/2014
Storm Water	ISW-1464	Midas Gravel Pit Storm Water	NDEP-BWPC	yes	Annual	7/1/2014
Storm Water	MSW-221	Mine Ops Storm Water Runoff	NDEP-BWPC	yes	Annual	7/1/2014
WPCP	NEV-96107	Water Pollution Control Permit	NDEP-BMRR	yes	Quarterl y	2/5/2013
Potable Water P	EL-0908- 12NTC	Public Water System	NDEP-BSDW	yes	Quarterl y	6/30/2014
Potable Water T	EL-0908- TP01- 12NTNC	Treatment Facility	NDEP-BSDW	yes	Quarterl y	6/30/2014
Reclamation Permit	#0098	Exploration	NDEP-BMRR	yes	Annual	2/28/2014
Reclamation Permit	#0125	Mine Operations	NDEP-BMRR	yes	Annual	10/5/2015
Fire Safety Plan	27455	HAZMAT Permit	NV Fire Marshal	yes	Annual	2/28/2014
EPCRA	8941KNSNY 60MIL	Waste Generation	EPA-BWM	yes	Annual	6/30/2014

Notes of significance about the permits in place are listed below:

Air Quality

Midas is currently operating under two permits, the Class II operating permit AP1041-0766 and the Mercury Operating Permit AP1041-2253. The Class 1A Permit AP1041-2989 is currently a “permit to construct.” This permit includes the mercury capture and mitigation process hardware which has not yet been installed. It was Newmont’s intention to incorporate the Class II and Mercury permits into the Class 1 Permit upon inspection and approval of the mercury circuit. The site will thus operate under only one Air Quality Operating Permit.

Page 187	Environmental Studies, Permitting and Social or Community Impact	Klondex Mines Ltd.

Solid Waste

There is no landfill permit. Solid waste is removed from site and disposed at the Humboldt County Landfill.

Jakes Creek

The Jakes Creek ROW and SAD permits are held to access and maintain the Jakes Creek area and road. This is part of a county road maintenance agreement, mentioned in the following section.

Water Pollution Control Permit (WPCP)

The current site WPCP expired February 2013. Newmont filed an Application for Renewal (Renewal) within the required 90-day application timeline. Klondex refiled the Renewal during the summer of 2014, and it is under review by NDEP. Klondex is currently operating Midas under the expired permit which is allowed, as long as the renewal was filed during the renewal application period.

20.6.	Social Impact

Midas Mine management incurs responsibility to address these issues:

Road agreements with Elko County and Humboldt County related to drilling two wells on Humboldt County-owned land. The drilling would entail supporting dust suppression on the access road (from the “Y” to the mine entrance). The drilling was scheduled for Spring 2013 (presently awaiting water rights transfer at State of Nevada from Humboldt County to Klondex).

Additionally, Midas provides labor, materials, and equipment for maintenance of State Route 18. In 2012, a total of $285,000 was spent on the following areas of road maintenance:

•	Dust suppression
•	Grading
•	Routine repairs
•	Maintenance of signage and cattle guards
•	Snow removal

Klondex also participates in community support of the following organizations:

•	Midas Fire Department: July 4 parade and first responder program
•	Nevada Bighorns Unlimited: August fundraiser
•	Annual community picnic to provide update on mine operations (held in July)

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 188

21.	Capital and Operating Cost Estimates

21.1.	Capital Costs

Life of Mine (LOM) constant dollar capital expenditures are detailed in Table 21-1. Mine development comprises 100% of total capital. Owner operated mine development unit costs, for similarly sized excavations in north Nevada, are shown in Table 21-2.

Table 21–1 Capital Costs

		Cost(000's)
	2014	2015	2016	2017	Total
MineDevelopment		$1,301		$259	$1,560
SiteFacilities
MiningEquipment
Total	$0	$1,301	$0	$259	$1,560

Table 21–2 Underground Development Unit Costs

			Unit
	Width	Height	Cost
Description	(ft)	(ft)	($/ft)
PrimaryCapitalDrifting	14–15	15–17	$1,350
SecondaryCapitalDrifting	14	14	$1,350
Raising	10	10	$2,000

21.2.	Operating Costs and Cutoff Grade

LOM operating costs are presented in Table 21-3 below. Unit mining costs are based on actual costs incurred at Midas in 2014. These costs have been adjusted to reflect the planned mining rate where appropriate. The weighted average cost is based on the LOM quantities in each category.

Table 21–3 Operating Costs

Description	Unit Cost	Unit
Mining
Production Stoping	$170.00	/ton
5 x 11 Stope Development Drift	$200.00	/ton
Backfill	$30.00	/ton
Cellular Backfill	$235.00	/ton
Average Mining Cost	$211.83	/ton
Transportation, Processing and G&A

Page 189	Capital and Operating Cost Estimates	Klondex Mines Ltd.

Description		Unit Cost	Unit
Haulage Portal to Mill		$2.00	/ton
Processing - Fixed Cost	$16,733 / Process Rate (tpd)	$41.67	/ton
- Variable Cost		$26.18	/ton
Site Administration and G&A	$7,888.89 / Mineral Reserves Mining Rate (tpd)	$33.19	/ton
Total		$314.87	/ton

Processing costs include fixed and variable components. Appling these to the 2014 actual tonnage processed predicts a total cost of $61.24 per ton. Actual costs for 2014 averaged $57.49 per ton or six percent below the predicted cost.

Site administration costs are based on actual Midas cost reporting for 2014. These costs include surface support, environmental, land, legal and other costs allocated to the Project. These costs are treated as 100% fixed and amount to $236,670 per month.

Using the operating costs and parameters above, cut-off grades were calculated at varying gold prices. These are shown in Table 21-4 and Figure 21-1. The incremental cut-off represents the required minimum grade of mineralization to be profitable to process after it has been mined and transported to the surface. Mineralization from development excavations is included in the LOM plan and mineral reserves if it exceeds the incremental cut off since processing the incremental material improves the Project cash flow over the alternative of sending this material to the waste dump.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 190

Table 21–4 Cut–off Grade Calculation

		Gold	Silver
Metal Sales Price	$/Ounce	$1,000	$15.83
Refining and Sales Expense	$/Ounce	Included in Milling
Royalty		0%
Metallurgical Recovery		94%	92%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$2.00
Direct Processing	$/ton	$67.85
Administration and Overhead	$/ton	$33.19
Mining	$/ton	$211.83
Total	$/ton	$314.87

Gold Equivalent		1	64.53
Unplanned Dilution		10%
Incremental Cut Off Grade		0.110
Cut-off Grade	Eq. opt	0.335
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	1.474

Page 191	Economic Analysis	Klondex Mines Ltd.

22.	Economic Analysis

The LOM plan and technical and economic projections in the LOM plan model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities Administrators. These forward-looking statements include estimates and involve risks and uncertainties that could cause actual results to differ materially.

The estimates of capital and operating costs have been developed specifically for the Project and are summarized in Section 21. These costs are derived from actual mine and process operating experience for the Project during 2014, and where appropriate, include adjustments applicable to the planned production rates.

The cash flow estimate includes only costs, taxes and other factors applicable to the project. Corporate obligations, financing costs, and taxes at the corporate level are excluded. The cash flow estimate includes 35% Federal income tax after appropriate deductions for depreciation and depletion. No consideration has been given for carry forward losses incurred prior to 2014. Nevada does not impose an income tax but does levy a net proceeds tax equal to 5% of the net operating income with some allowances for depreciation of property plant and equipment. The net proceeds tax does not allow a depletion deduction.

Future reclamation costs have been prepaid through reclamation bonding requirements of the BLM and NDEP. These bonds are considered adequate to fund future reclamation liabilities.

22.1.	Life of Mine Plan and Economics

Constant dollar cash flow analysis of the reserves production and development plan shown in Table 16-4 is presented in the income and cash flow statements of Table 22-1 and Table 22-2, respectively. Table 22-3 lists the life of mine key operating and financial indicators. The minimal capital requirements yield a 0.6 -year capital payback period and 21.1 profitability index (PI) calculated with a 10% discount rate and a 523% rate of return. PI is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates break even.

Royalties incurred during the LOM plan include the advance minimum royalty payments to third party lessors. The mine plan ends prior to the 2 ½% royalty taking effect as specified in the Midas Royalty Agreement with Franco-Nevada US. None of the planned production is from holdings subject to NSR royalties.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 192

Table 22–1 Income Statement 2014 – 2017 ($000’s)

Year	2014	2015	2016	2017	Total
Income Statement (000's)
Revenue
Gold Sales	$5,406.9	$36,076.3	$36,380.8	$8,277.6	$86,141.6
Silver Sales	$6,516.1	$19,486.4	$8,695.1	$3,832.5	$38,530.1
Total Revenue	$11,923.0	$55,562.6	$45,075.9	$12,110.1	$124,671.7
Operating Costs
Ore Mining	($8,062.0)	($20,051.0)	($10,902.6)	($4,018.0)	($43,033.6)
Backfill	($915.2)	($2,885.7)	($2,171.4)	($1,416.6)	($7,388.9)
Expensed Waste	($700.0)	($153.2)	$0.0	($16.1)	($869.3)
Surface Ore Haulage Portal to Mill	($87.3)	($225.6)	($124.7)	($46.6)	($484.3)
Processing	($2,345.1)	($6,329.1)	($4,115.4)	($3,638.8)	($16,428.4)
Site General Administration & Overhead	($949.3)	($2,840.0)	($2,840.0)	($1,408.3)	($8,037.6)
Total Operating Costs	($13,058.9)	($32,484.6)	($20,154.1)	($10,544.4)	($76,242.0)

General & Administrative
Refining & Sales (Included with Processing Costs)	$0.0	$0.0	$0.0	$0.0	$0.0
Royalty	$0.0	$0.0	$0.0	$0.0	$0.0
Nevada Net Proceeds Tax	$0.0	($1,150.6)	($1,242.8)	($74.4)	($2,467.9)
Total Cash Cost	($13,058.9)	($33,635.3)	($21,397.0)	($10,618.8)	($78,709.9)
EBITDA	($1,135.9)	$21,927.4	$23,679.0	$1,491.4	$45,961.8
Reclamation Accrual (UOP)	$0.0	$0.0	$0.0	$0.0	$0.0
Depreciation	$0.0	($581.4)	($586.3)	($392.6)	($1,560.4)
Total Cost	($13,058.9)	($34,216.7)	($21,983.3)	($11,011.4)	($80,270.3)
Pre-Tax Income	($1,135.9)	$21,345.9	$23,092.6	$1,098.8	$44,401.4
Income Tax	$0.0	($4,895.6)	($6,172.4)	($205.3)	($11,273.4)
Net Income	($1,135.9)	$16,450.3	$16,920.2	$893.5	$33,128.0

Table 22–2 Cash Flow Statement 2014 – 2018 ($000’s)

Year	2014.	2015	2016	2017	2018	Total
Net Income	($1,135.9)	$16,450.3	$16,920.2	$893.5	$0.0	$33,128.0
Depreciation	$0.0	$581.4	$586.3	$392.6	$0.0	$1,560.4
Reclamation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Working Capital (6 weeks)	($1,506.8)	($2,374.2)	$1,412.1	$1,243.6	$1,225.2	$0.0
Operating Cash Flow	($2,642.7)	$14,657.5	$18,918.7	$2,529.7	$1,225.2	$34,688.4
Capital Costs
MACRS Equipment	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Capitalized Development	$0.0	($1,301.2)	$0.0	($259.2)	$0.0	($1,560.4)
Mine Capital	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Total Capital	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

Page 193	Economic Analysis	Klondex Mines Ltd.

Year	2014.	2015	2016	2017	2018	Total
Net Cash Flow	($2,642.7)	$13,356.3	$18,918.7	$2,270.5	$1,225.2	$33,128.0
Cumulative Cash Flow	($2,642.7)	$10,713.6	$29,632.3	$31,902.8	$33,128.0

Table 22– 3 Key Operating and After Tax Financial Statistics

Material MinedandProcessed(kt)	242
Avg.GoldGrade(opt)	0.378
Avg.SilverGrade(opt)	10.93
ContainedGold(koz)	91.6
ContainedSilver(koz)	2,646
Avg.GoldMetallurgicalRecovery	94%
Avg.SilverMetallurgicalRecovery	92%
RecoveredGold(koz)	86.1
RecoveredSilver(koz)	2,434
ReserveLife(years)	2.8
OperatingCost($/ton)	$315
CashCost($/oz)1.	$466
TotalCost($/oz)1.	$485
GoldPrice($/oz)	$1,000.00
SilverPrice($/oz)	$15.83
CapitalCosts($Millions)	$1.6
PaybackPeriod(Years)	0.6
CashFlow($Millions)	$33.1
5%DiscountedCashFlow($Millions)	$30.2
10%DiscountedCashFlow($Millions)	$27.7
ProfitabilityIndex (10%)2.	21.1
InternalRateofReturn	523%
Notes:
1.	Net of byproduct credits.
2.	Profitability index (PI) is the ratio of payoff to investment of a proposed project. It is useful for ranking project as a measure of the amount of value created per unit of investment. A PI of 1 indicates break even.

22.2.	Sensitivity Analysis

The Project’s net present value (NPV) at discount rates of 5% and 10% and profitability index from the cash flow model presented above were analyzed for sensitivity to variations in revenue, operating and capital cost assumptions. This analysis is presented graphically in Figure 22-1 through Figure 22-3 below. These graphs demonstrate the economic resilience of the Project by maintaining profitability with up to 40% unfavorable variances of any one of the three categories of gold price, operating cost or capital cost.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 194

Figure 22-1 5% NPV Sensitivity

$70
$60
$50
$40
$30
$20
$10
$0
-$10
Millions
NPV @ 5%
-60%
-40%
-20%
0%
20%
40%
60%
Change in Parameter
Gold Price
Operating Cost
Capital Cost

Figure 22-2 10% NPV Sensitivity

$60
$50
$40
$30
$20
$10
$0
-$10
Millions
NPV @ 10%
-60%
-40%
-20%
0%
20%
40%
60%
Change in Parameter
Gold Price
Operating Cost
Capital Cost

Page 195	Other Relevant Data and Information	Klondex Mines Ltd.

23.	Other Relevant Data and Information

The authors are not aware of any other relevant data and information having bearing on the Midas mineral resource estimate, the Midas mineral reserve estimate or ongoing exploration and mining operations at the Project.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 196

24.	Interpretation and Conclusions

24.1.	Conclusions

The Midas mine is a modern, mechanized narrow vein mine. Sufficient capital has not been allocated to near mine exploration to replenish resources depleted through mining. There are several exploration targets in the immediate area and within the mine’s land position. As a result, underground mining rates will decline resulting in excess milling capacity in the near term.

Significant mineral resources have been identified on the main and eastern veins and other veins near the active mine workings. Klondex staff has been actively drill testing these areas and has prioritized them based on ounce expectations, accessibility from existing development and geotechnical, ventilation, and hydrological considerations. Mine plans are being updated on a regular basis as results are received. Additionally, alternative mining methods including shrinkage stoping and alimak stoping are being investigated where the development requirements for longhole stoping render these areas sub-economic.

The conventional Merrill Crowe mill facility is an efficient well maintained modern mineral processing plant capable of processing 1,200 tpd. The plant is capable of operating with a minimum crew compliment resulting in cost reductions when operated at capacity. Expected mine production of 400 tpd in the next two to three years will allow mill feed to be supplemented from Klondex’s nearby properties and third party toll milling.

The Midas TSF is nearing design capacity and has approximately 700,000 tons of capacity remaining. A significant percentage of the remaining capacity is displaced by the excess water volume generated from mine dewatering that is stored in the TSF. The current water inventory in the Midas TSF is approximately 150 million gallons. Midas has installed 14 evaporator units with an annual evaporating capacity of 100 million gallons. Mine dewatering contributes 25 million gallons annually and precipitation another 8 to 10 million gallons. Recirculating and reusing mine water underground and minimizing the quantity discharged into the TSF will greatly enhance the water management scheme and allow filling the TSF to design capacity and reduce the power consumption by the evaporator units.

Klondex is investigating tailings expansion by either constructing a second TSF adjacent to the current TSF or by raising the level of the existing TSF.

24.2.	Project Risks

Table 24-1 presents the significant risks identified by the Qualified Person that have potential to impact the Midas Mine. The probability of any of these risks occurring has not been determined, nor has the extent of any impact on the precious metal production.

Page 197	Interpretation and Conclusions	Klondex Mines Ltd.

Table 24–1 Potential Project Risks

Risk	Potential Impact	Mitigating Measures	Opportunities
Water evaporation rates less than required	Decreased tailings capacity	Construct water treatment plant to allow mine dewatering to be used as process makeup water	Water treatment costs less than evaporation costs
New tailings facility delayed	Increased capital and operating costs, delayed production	Construct lift on existing facility
Stope dilution greater than anticipated	Producton cost increase and loss of resource	Employ alternative mining methods and/or increase cutoff grade

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 198

25.	Recommendations

The recommendations listed in Table 25-1 have either been initiated or are planned to start in 2015. Their purpose is to extend the mine life at Midas beyond the current reserve life. The reserves mine plan and project economics discussed in the previous sections are not contingent upon the successful conclusion of any of these recommendations.

Table 25–1 Recommendations

Recommendation	Estimated Cost (000’s)
Continue the near mine exploration program initiated lasr year, evaluating targets in order of the relative ranking given by Midas staff and management.	$15,000

Continually update the comprehensive engineering study, evaluating mineralization peripheral to abandoned mining areas using alternative mining methods that may allow an increase in mine production rates

Operating costs include mine planning and engineering
Engineering, permitting and construction raise the embankment four feet and add 400,000 tons of capacity.	$1,000
Geologic Database Administration: All of the Project data collected to date including drill samples, channel samples and QA/QC samples need to be stored and archived in a permanent and indelible manner. The system software for this system has been procured, but a full time data base administrator has not been selected.	$50
QAQC: Timely follow-up for QAQC assay deviations and re-assay requests needs to be aggressively pursued. This should become an automated process once the database is up and running	QAQC costs included in assaying cost

Page 199	Bibliography	Klondex Mines Ltd.

26.	Bibliography

Crowl, W. J. (2011, May 31). NI 43-101 Technical Report, Pinson Project, Humboldt County, Nevada.

Erwin, T. P. (2013, November 27). Mineral Status Report for Klondex Gold and Silver Mining Company - Project King, File NO. 52591.004.

Graf, G. (2013, January 13). Midas 2011 - 2012 Surface Exploration Report. Newmont Internal Memorandum.

Hodenquist, J.W., and Lowenstern,J.B., “The Role of Magmas in the Formation of Hydrothermal Ore Deposits”Nature, v 370, p 519-527.

Infomine “Turquoise Ridge Mine”, March 2014. htpp://www.infomine.com/minesites

John, D. A. (2003). Geologic Setting and Genesis of the Mule Canuon Low-Sulfidation Epithermal Gold-Silver Deposit, North-Central Nevada. Economic Geology, 98, 424-463.

Klondex Mines Ltd. (2013, December 4). Final Disclosure Schedules to Stock Purchase Agreement.

Leavitt, E. D., Spell, T. L., Goldstrand, P. M., & Arehart, G. B. (2004, December 1). Geochronology of the Midas Low-Sulfidation Epithermal Gold-Silver Deposit, Elko County, Nevada. Econoomic Geology, 99(8), 1665-1686.

Martini, Joseph, SRK Consulting (2014, February). Midas Mine and Mill Reclamation Cost Adequacy, Report for Klondex Mines Ltd.

Newmont Mining Corporation. (2010). Internal Test Parameters Memorandum.

Newmont Mining Corporation. (2013, December). http://www.newmont.com/our-investors/reserves-and-resources.

Ponce, D. A. (2008, February). A Prominent Geophysical Feature Along the Northern Nevada Rift and its Geologic Implications, North-Central Nevada. Geosphere, 4(1), 207-217.

Postlethwaite, C. (2011, December 19). Progress Report of The 20011 Midas District Mapping and Structural Analysis. Newmont Internal Report.

Rott, E. H. (1931). Ore Deposits of the Gold Cirlce Minng District, Elko County, Nevada. Bulletin of the Nevada Bureau of Mines and Mackay School of Mines.

Saunders, J. A. (2006). Geochronology of Volcanic-Hosted Low-Sulfidation Au-Ag Deposits, Winnemucca-Sleeper Mine Area, Northern Great Basin, USA. US Geological Survey.

US Department of the Interior (DOI) Bureau of Land Managment (BLM). (2013, March). Midas Underground Support Facilities Newmont Mining Corporation, Environmental Assesment.

Wallace, A. R., & John, D. A. (1998). NewStudies of Tertiary Volcanic Rocks and Mineral Deposits, Northern Nevada Rift. Conributions to Gold Metallogeny of Northern Nevada.

Watt, J. T., Glen, J. M., John, D. A., & Ponce, D. A. (2007, December). Three-dimensional Geologic Model of the Northern Nevada Rift and the Beowawe Geothermal System, North-Central Nevada. Geosphere, 3(6), 667-682.

Zoback, M. L., McKee, E. H., Blakely, R. J., & Thompson, G. A. (1994). The Northern Nevada Rift: Regional Tectono_Magnetic Relations and Middle Miocene Stress Direction. Geologic SOciety of America Bulletin(106), 371-382.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 200

27.	Glossary

Assay: The chemical analysis of mineral samples to determine the metal content.

Asbuilt: (plural asbuilts), a field survey, construction drawing, 3D model, or other descriptive representation of an engineered design for underground workings.

Composite: Combining more than one sample result to give an average result over a larger distance.

Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing: Initial process of reducing material size to render it more amenable for further processing.

Cut-off Grade (CoG): The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution: Waste, which is unavoidably mined with ore.

Dip: Angle of inclination of a geological feature/rock from the horizontal.

Fault: The surface of a fracture along which movement has occurred.

Footwall: The underlying side of a mineralized body or stope.

Gangue: Non-valuable components of the ore.

Grade:The measure of concentration of valuable minerals within mineralized rock.

Hanging wall: The overlying side of a mineralized body or stope.

Haulage: A horizontal underground excavation which is used to transport mined rock.

Igneous: Primary crystalline rock formed by the solidification of magma.

Kriging: A weighted, moving average interpolation method in which the set of weights assigned to samples minimizes the estimation variance.

Level: A main underground roadway or passage driven along a level course to afford access to stopes or workings and to provide ventilation and a haulage way for the removal of broken rock.

Page 201	Glossary	Klondex Mines Ltd.

Lithological: Geological description pertaining to different rock types.

Milling: A general term used to describe the process in which the ore is crushed, ground and subjected to physical or chemical treatment to extract the valuable minerals in a concentrate or finished product.

Mineral/Mining Lease: A lease area for which mineral rights are held.

Mining Assets: The Material Properties and Significant Exploration Properties.

Sedimentary: Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Sill1: A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Sill2: The floor of a mine passage way.

Stope: An underground excavation from which ore has been removed.

Stratigraphy: The study of stratified rocks in terms of time and space.

Strike: Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide: A sulfur bearing mineral.

Tailings: Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening: The process of concentrating solid particles in suspension.

Total Expenditure: All expenditures including those of an operating and capital nature.

Variogram: A plot of the variance of paired sample measurements as a function of distance and/or direction.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 202

Mineral Resources

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Page 203	Glossary	Klondex Mines Ltd.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 204

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

‘Modifying Factors’ are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Page 205	Glossary	Klondex Mines Ltd.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person prepares a Mineral Reserve. For example, most metal deposits disclose mineral reserves with a “mill feed” reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, reserves are reported as a “saleable product” reference point and include reductions for plant yield (recovery). The Qualified Person must clearly state the ‘reference point’ used in the Mineral Reserve estimate.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 206

Proven Mineral Reserve (Proved Mineral Reserve)

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Pre-Feasibility Study (Preliminary Feasibility Study)

The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Page 207	Glossary	Klondex Mines Ltd.

The term proponent captures issuers who may finance a project without using traditional financial institutions. In these cases, the technical and economic confidence of the Feasibility Study is equivalent to that required by a financial institution.

Klondex Mines Ltd.	Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada	Page 208

28.	Appendix A: Certification of Authors and Consent Forms

CERTIFICATE of QUALIFIED PERSON

Re: Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015 , with an effective date of August 31, 2014 (the “Technical Report”).

I, Mark A. Odell, P.E., do hereby certify that:

As of April 2, 2015, I am a consulting mining engineer at:
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718

1)	I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

2)	I graduated from The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

3)

Since 1985, I have held the positions of mine engineer, chief engineer, mine superintendent, technical services manager and mine manager at underground and surface metal and coal mines in the western United States. The past 9 years, I have worked as a self-employed mining consultant with clients located in North America, Asia and Africa. My responsibilities have included the preparation of detailed mine plans, geotechnical engineering, reserve and resource estimation, preparation of capital and operating budgets and the economic evaluation of mineral deposits.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

5)	I am a contract consulting engineer for the Issuer and Project owner: Klondex Mines Ltd. and last visited the Midas Property on March 12, 2015.

6)	I am responsible for preparation of all sections of the Technical Report.

7)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

8)

I was paid a daily rate for consulting services performed in evaluation of the Midas Project for Klondex Mines Ltd. and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas mine area.

9)	I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of April, 2015.

“Signed” Mark A. Odell

Mark A. Odell, P.E.
Practical Mining LLC
markodell@practicalmining.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Mark Odell, P.E., do hereby consent to the public filing of the technical report titled Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015, with an effective date of August 31, 2014 (the “Technical Report”) by Klondex Mines Ltd. (the “Company”) with the Canadian securities regulatory authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated February 23, 2015 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 2nd day of April, 2015.

“Signed” Mark A. Odell

Mark A, Odell, P.E.
Practical Mining LLC
markodell@practicalmining.com

CERTIFICATE OF AUTHOR

Re: Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015 , with an effective date of August 31, 2014 (the “Technical Report”).

I, Laura M. Symmes, SME, do hereby certify that:

As of April 2, 2015, I am a geologist at:

Practical Mining, LLC
495 Idaho Street, Suite 205
Elko, NV 89801

1)	I graduated with a Bachelor of Science degree in Geology from Utah State University in 2003.

2)	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4196936.

3)

I have worked as a geologist for a total of 11 years since my 2003 graduation from university. My experience has been focused on exploration and production of gold deposits, including planning and supervision of drill projects, generating data from drilled materials and making geologic interpretations, data organization, geologic mapping, building digital models of geologic features and mineral resources, and grade control of deposits in production.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

5)	I am responsible for sections 4 and 6-12 of the Technical Report. I last visited the site on February 5, 2015.

6)	I have not had prior involvement with the property that is the subject of the Technical Report.

7)	I am independent of Klondex Mines Ltd. within the meaning of Section 1.5 of National Instrument 43-101.

8)

I was paid a daily rate for consulting services performed in evaluation of the Midas Mine and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas Mine area.

9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of April, 2015.

“Signed” Laura M. Symmes

Laura M. Symmes, SME	SME No. 4196936

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, NV 89801
775-345-3718
Fax: (501) 638-9162
laurasymmes@practicalmining.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Laura Symmes, SME., do hereby consent to the public filing of the technical report titled Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015, with an effective date of August 31, 2014 (Technical Report) by Klondex Mines Ltd. (Company) with the Canadian securities regulatory authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated February 23, 2015 (the “Written Disclosure”).

The undersigned certifies that she has read the Written Disclosure filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 2nd day of April, 2015.

“Signed” Laura Symmes

Laura Symmes, SME

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
laurasymmes@practicalmining.com

CERTIFICATE OF AUTHOR

Re: Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015, with an effective date of August 31, 2014 (the “Technical Report”).

I, Sarah M Bull, P.E., do hereby certify that:

As of April 2, 2015, I am a consulting mining engineer at:

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718

1)	I am a Registered Professional Mining Engineer in the State of Nevada (# 22797).

2)	I am a graduate of The University of Alaska Fairbanks, Fairbanks, Alaska with a Bachelor of Science Degree in Mining Engineering in 2006.

3)

Since my graduation from university I have been employed as a Mine Engineer at an underground gold mining operation and as Senior Mine Engineer for a consulting engineering firm. My responsibilities have included mine ventilation engineering, stope design and mine planning.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

5)	I am a contract consulting engineer for the issuer and Project owner: Klondex Mines Ltd.

6)	I am responsible for preparation of sections 15 and 16 of the Technical Report. I last visited the Midas Project in March 12, 2015.

7)	I am independent of Klondex Mines Ltd. within the meaning of Section 1.5 of NI 43-101.

8)

I was paid a daily rate for engineering consulting services performed in evaluation of the Midas Mine for Klondex Mines Ltd. and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas Mine area.

9)	I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of April, 2015.

“Signed” Sarah Bull

Sarah M Bull, P.E.

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-304-5836
sarahbull@practicalmining.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Sarah Bull, P.E., do hereby consent to the public filing of the technical report titled Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015, with an effective date of August 31, 2014 (Technical Report) by Klondex Mines Ltd. (Company) with the Canadian securities regulatory authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated February 23, 2015 (the “Written Disclosure”).

The undersigned certifies that she has read the Written Disclosure filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 2nd day of April, 2015.

“Signed” Sarah Bull

Sarah Bull, P.E.

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-304-5836
sarahbull@practicalmining.com

Karl T. Swanson, SME, MAusIMM
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com

CERTIFICATE OF AUTHOR

Re: Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015, with an effective date of August 31, 2014 (the “Technical Report”).

I, Karl T. Swanson, SME, MAusIMM, do hereby certify that:

As of April 2, 2015, I am an independent geological and mining engineering consultant at:
Karl Swanson
PO Box 86
Larkspur, CO 80118, USA

1)

I graduated with a Bachelor of Science degree in Geological Engineering from Colorado School of Mines in 1990. In addition, I obtained a Master of Engineering degree in Mining Engineering from Colorado School of Mines in 1994.

2)	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4043076. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #304871.

3)

Since my 1990 graduation from university I have been employed as a geologic modeller and resource geologist for metal mining companies and consulting groups. For the past 17 years, I have been a self-employed consulting geologist specializing in digital geologic modelling, geostatistical grade estimation and block modelling for precious metal, base metal and industrial mineral deposits. I have been the principle geostatistician and modeller for several narrow vein gold deposits in the Northern Nevada Rift for over 5 years.

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes on NI 43-101.

5)	I am responsible for Section 14 of the Technical Report.

6)	I last visited the Midas Mine on September 23, 2014.

7)	I have not had prior involvement with the property that is the subject of the Technical Report.

8)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

9)

I was paid a daily rate for engineering consulting services performed in evaluation of the Midas Mine and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Midas area.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of April, 2015.

“Signed” Karl T. Swanson
AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, MAusIMM	SME No. 4043076

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail:karl.swanson@yahoo.com

Karl T. Swanson, SME
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island Securities Office
Superintendent of Securities, Newfoundland and Labrador

I, Karl Swanson, SME, MAusIMM, do hereby consent to the public filing of the technical report titled Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada, amended on the 2nd day of April, 2015, with an effective date of August 31, 2014 (the “Technical Report”) by Klondex Mines Ltd. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated February 23, 2015 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

Dated this 2nd day of April, 2015.

“Signed” Karl Swanson

Karl Swanson, SME, MAusIMM

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com